As filed with the United States Securities and Exchange Commission on August 4, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MatchNet, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7375	14-1910305
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8383 Wilshire Boulevard, Suite 800

Beverly Hills, CA 90211
(323) 836-3000
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Todd Tappin

MatchNet, Inc.
8383 Wilshire Boulevard, Suite 800
Beverly Hills, California 90211
Telephone: (323) 836-3000
Fax: (323) 836-3333

Copies to:

Thomas J. Poletti, Esq.
Katherine J. Blair, Esq.
Ted Weitzman, Esq.
Kirkpatrick & Lockhart LLP
10100 Santa Monica Boulevard, 7th Floor
Los Angeles, California 90067
Telephone: (310) 552-5000
Fax: (310) 552-5001	Mark Stegemoeller, Esq.
Edward Sonnenschein, Jr., Esq.
Gregory M. Pettigrew, Esq.
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, California 90071
Telephone: (213) 485-1234
Fax: (213) 891-8763

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check following box:     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

      If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering:     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box:     ☐

Calculation of Registration Fee

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)(2)	Registration Fee

Common stock, par value $.001 per share	$100,000,000	$12,670

(1)	Includes shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement relating to these securities that has been filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 4, 2004

Preliminary Prospectus

                                    shares

Common stock

This is the initial public offering of shares of common stock by MatchNet, Inc. MatchNet is selling                      shares of common stock, and the selling stockholders identified in this prospectus are selling an additional                      shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The estimated initial public offering price is between $                 and $           per share.

We intend to apply for quotation of our common stock on the Nasdaq National Market under the symbol “               .”

	Per share	Total

Initial offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to MatchNet, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

MatchNet has granted the underwriters an option for a period of 30 days to purchase up to                      additional shares of common stock.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 6.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

Piper Jaffray

CIBC World Markets

Pacific Crest Securities

                      , 2004

Page

Prospectus Summary	1
Risk Factors	6
Special Note Regarding Forward-Looking Statements	22
Use of Proceeds	23
Dividend Policy	23
Capitalization	24
Dilution	25
Selected Consolidated Financial Data	27
Pro Forma Combined Financial Data	29
Management’s Discussion and Analysis of Financial Condition and Results of Operations	32
Business	47
Management	54
Certain Relationships and Related Party Transactions	62
Principal and Selling Stockholders	63
Description of Capital Stock	65
Shares Eligible For Future Sale	68
Certain United States Tax Considerations for Non-United States Holders	70
Underwriting	73
Legal Matters	75
Experts	75
Where You Can Find Additional Information	75
Index to Consolidated Financial Statements	F-1
Lease dated September 1, 2000 - 8383 Wilshire Blvd.ers Ltd
First Amendment to Lease dated September 5, 2000
Second Amendment to Lease dated January 16, 2003
Third Amendment to Lease dated October 30, 2003
Fourth Amendment to Lease dated May 14, 2004
Asset Purchase Agreement dated November 27, 2003
Asset Purchase Agreement dated November 27, 2003
First Amendment to Asset Purchase Agreement
Exhibit 10.9
Exhibit 10.10
Exhibit 10.11
Exhibit 10.12
Executive Employment Agreement - Steven Cramer
Letter re: Change in Certifying Accountant
Consent of Ernst & Young
Consent of Ziv Haft

You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

PROSPECTUS SUMMARY

      You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing in the back of this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.” Throughout this prospectus, we refer to MatchNet, Inc., a Delaware corporation, its subsidiary MatchNet plc, an English company, and its subsidiaries as “we,” “us,” “our,” “our company” and “MatchNet” unless otherwise indicated. The exercise prices of all stock options and warrants noted in this prospectus are presented on an as converted basis into U.S. dollars at a currency translation rate of $1.2085 U.S. per €1.0 as of June 30, 2004. Except as otherwise noted in this prospectus, any reference to the number of shares of our common stock outstanding prior to this offering assumes the completion of an English Scheme of Arrangement pursuant to which the shares of MatchNet plc will be cancelled and MatchNet plc will become a wholly-owned subsidiary of MatchNet, Inc. MatchNet, JDate and AmericanSingles are our registered trademarks. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

Our Business

      We are a leading provider of online personals services in the United States and internationally. We enable adults to meet online and participate in a community, become friends, date, form a long-term relationship or marry. In the first six months of 2004 we averaged approximately 5.3 million unique monthly visitors to our Web sites, which, according to comScore Media Metrix, ranked us as the second largest online personals property among United States Internet users. Currently, our key Web sites are AmericanSingles and JDate. Membership on our sites is free and allows a registered user to post a personal profile and to access our searchable database of member profiles and our 24/7 customer service. The ability to communicate with other members requires a monthly subscription fee, which represents our primary source of revenue.

      We believe that online personals fulfill significant needs for America’s 86 million single adults who are looking to meet a companion or date. Traditional methods such as printed personals advertisements, offline dating services and public social gathering places often do not meet the needs of time-constrained single people. Printed personals advertisements offer individuals limited personal information and interaction before meeting. Dating services are time-consuming, expensive and offer a smaller number of potential partners. In contrast, online personals services facilitate interactions between singles by allowing them to screen and communicate with a large number of potential companions. This medium allows users to communicate with other singles at their convenience and affords them the ability to virtually meet multiple people in a safe and secure setting. Moreover, online personals services allow people to learn considerably more about someone prior to an in-person meeting, through detailed personal profiles, emails and instant messaging.

      As of June 30, 2004, we had approximately 9.8 million active members, which we define as members who have posted a personal profile or have logged on to any of our Web sites at least once in the last 12 months, and approximately 235,000 paying subscribers, representing increases of 38% and 88%, respectively, from June 30, 2003.

      We intend to grow our business in the following ways:

•	Increase our base of members in the United States and internationally by integrated and targeted marketing and by geographic and niche market expansion;

•	Increase the number and percentage of our members who become paying subscribers by offering improved matching technology and communications features and by leveraging our strong customer service; and

•	Add revenue opportunities through online advertising on our Web sites.

      We believe that one of our key opportunities lies in our ability to significantly enhance our primary brand. To address this we intend to launch a rebranding campaign designed to heighten our brand recognition and attract additional active members and subscribers. We intend to change our name, establish the new company name as our primary consumer brand and consolidate our online personals services, except for JDate, under this umbrella brand name. We intend to spend a portion of the proceeds of this offering to institute a marketing program designed to further effectuate this rebranding effort.

The English Scheme of Arrangement

      Prior to the closing of this offering, MatchNet plc’s global depository shares traded on the Frankfurt Stock Exchange. As of June 30, 2004, MatchNet plc had 15,327,694 global depository shares and 7,742,748 ordinary shares outstanding. Immediately prior to the closing of this offering and further to the provisions of applicable English law, MatchNet plc will effect the terms of a Scheme of Arrangement, which is known in this prospectus as the “English Scheme of Arrangement,” whereby all of the ordinary shares and global depository shares of MatchNet plc will be cancelled and all holders of ordinary shares and global depository shares in MatchNet plc will become stockholders of MatchNet, Inc. in the same proportion in which they owned MatchNet plc immediately prior to this offering. In addition, all stock options and warrants of MatchNet plc will be cancelled and all holders of stock options and warrants in MatchNet plc will become stock option and warrant holders of MatchNet, Inc. on identical terms to their stock option and warrant holdings in MatchNet plc. We have received verbal assurances from representatives of the Frankfurt Stock Exchange that the Frankfurt Stock Exchange intends to exercise discretionary authority to suspend trading of the global depository shares of MatchNet plc on the Frankfurt Stock Exchange between the effective date of this offering, when our common stock will commence trading on the Nasdaq National Market, and the closing date of this offering. This verbal assurance has been given on a number of conditions, including that verification of the effectiveness of this offering be submitted in a timely manner to the Frankfurt Stock Exchange. However, in the event that the Frankfurt Stock Exchange fails to exercise this discretionary authority, the global depository shares of MatchNet plc will continue to trade on the Frankfurt Stock Exchange between the effective date and the closing date of this offering. Immediately after the closing of this offering, the global depository shares will be delisted from the Frankfurt Stock Exchange. MatchNet, Inc. has not commenced operations and has no assets or liabilities. Pursuant to the English Scheme of Arrangement, MatchNet plc will become a wholly-owned subsidiary of MatchNet, Inc., a Delaware corporation.

      We were incorporated in Delaware in June 2004 as MatchNet, Inc. and intend to change our name. MatchNet plc, which will become our wholly-owned subsidiary pursuant to the English Scheme of Arrangement, was organized in September 1998 under the laws of England as a public limited company. Our principal executive offices are located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211. Our telephone number at that location is (323) 836-3000. Our Web site address is www.matchnet.com. This is a textual reference only. We do not incorporate the information on our Web site into this prospectus, and you should not consider any information on, or that can be accessed through, our Web site as part of this prospectus.

The Offering

Common stock offered by MatchNet	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We intend to use the net proceeds of this offering to expand our marketing efforts and for general corporate purposes, including working capital and capital expenditures, and potential investments and acquisitions. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol

      The number of shares of our common stock to be outstanding immediately after this offering is based on shares of common stock outstanding as of June 30, 2004. This information excludes:

•	8,942,587 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2004, with exercise prices ranging from $.89 to $10.19 per share and a weighted average exercise price of $2.86 per share;

•	1,138,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2004, with exercise prices ranging from $1.05 to $2.50 per share and a weighted average exercise price of $2.35 per share; and

•	5,000,000 shares of common stock available for issuance under our 2004 Stock Incentive Plan.

      Except as otherwise indicated in this prospectus, the number of shares of common stock to be outstanding after the offering assumes the following:

•	the underwriters’ over-allotment option will not be exercised to purchase additional shares in this offering; and

•	the completion of the English Scheme of Arrangement. See “—The English Scheme of Arrangement.”

Summary Consolidated Financial Data

      The following tables summarize consolidated financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Pro Forma Combined Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

				Six Months
	Year Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

	(in thousands, except per share data)

				(unaudited)
Consolidated Statements of Operations Data:
Net revenues	$10,434	$16,352	$36,941	$15,459	$30,862

Operating expenses:
Marketing	2,586	5,799	19,333	8,326	17,080
Customer service	641	1,207	2,536	1,021	1,878
Technical operations	1,772	1,587	4,341	1,813	3,318
Product development	357	603	928	397	706
General and administrative (excluding stock-based compensation)	5,496	7,996	16,885	5,111	12,078
Amortization of goodwill and intangible assets	2,137	524	555	189	482
Stock-based compensation	—	—	1,871	—	2,401
Impairment of long-lived assets and goodwill	3,997	—	1,532	—	—

Total operating expenses	16,986	17,716	47,981	16,857	37,943

Operating loss	(6,552)	(1,364)	(11,040)	(1,398)	(7,081)
Interest (income) and other expenses, net	1,627	(840)	(188)	(110)	32

Loss before income taxes	(8,179)	(524)	(10,852)	(1,288)	(7,113)
Provision for income taxes	—	—	—	40	1

Net loss	$(8,179)	$(524)	$(10,852)	$(1,328)	$(7,114)

Net loss per share—basic and diluted (1)	$(0.47)	$(0.03)	$(0.57)	$(0.07)	$(0.33)

Weighted average shares outstanding—basic and diluted (1)	17,460	18,460	18,970	18,722	21,521

		June 30, 2004
	December 31,
	2003	Actual	As Adjusted (2)

	(in thousands)

		(unaudited)
Consolidated Balance Sheet Data:
Cash and marketable securities	$5,815	$9,492	$
Total assets	17,089	28,616
Deferred revenue	3,232	3,937
Capital lease obligation	487	333
Total liabilities	11,659	15,204
Accumulated deficit	(32,008)	(39,122)
Total shareholders’ equity	5,430	13,412

	December 31,			June 30,

	2001	2002	2003	2003	2004

Business Metrics (3):
Active members (4)	4,100,000	5,900,000	9,500,000	7,100,000	9,800,000
Subscribers	45,000	80,000	190,000	125,000	235,000
Average revenue per subscriber (5)	$134	$102	$85	$84	$74
Subscriber churn (6)	20%	20%	26%	29%	32%
Average subscriber acquisition cost (7)	$22	$30	$36	$37	$37

(1)	For information regarding the computation of per share amounts, refer to note 1 of the notes to our consolidated financial statements.
(2)	As adjusted balance sheet data reflect our sale of shares in this offering and the receipt of the estimated net proceeds from this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	All business metrics are full period, except active members and subscribers, which are as of period end.
(4)	Represents individuals who posted a personal profile or logged on to one of our Web sites at least once in the 12 months preceding the period end date.
(5)	Represents the inverse of subscriber churn, calculated as described in note (6) below, multiplied by the average monthly subscription price.
(6)	Subscriber churn represents a ratio, expressed as a percentage, of (i) subscriber cancellations in the period divided by the average of the subscribers at the beginning and end of the period and (ii) the number of months in the period. Subscriber cancellations represents the sum of subscribers at the beginning of the period and subscribers added during the period less subscribers at the end of the period.
(7)	Represents marketing expense divided by the gross number of subscribers added during the period.

RISK FACTORS

      You should carefully consider the risks described below together with all of the other information included in this prospectus and the related registration statement before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that adversely affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock would decline and you may lose all or part of your investment.

Risks Related to Our Business

Our limited operating history and relatively new business model in an emerging and rapidly evolving market makes it difficult to evaluate our future prospects.

      MatchNet plc commenced operations in September 1998 and we have only a short operating history with our subscription-based business model. As a result, we have very little operating history for you to evaluate in assessing our future prospects. Also, we derive nearly all of our net revenues from online subscription fees, which is an early-stage business model that has undergone rapid and dramatic changes. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully assess or address these risks and difficulties, which could materially harm our business and operating results.

We have significant operating losses.

      We have historically generated significant operating losses. As of June 30, 2004, we had an accumulated deficit of approximately $39.1 million. We had a net loss of approximately $7.1 million for the six months ended June 30, 2004 and approximately $10.9 million for the year ended December 31, 2003. We anticipate an operating loss for the year ending December 31, 2004, for at least the first two quarters of 2005 and possibly for the year ending December 31, 2005. We expect that our operating expenses will continue to materially increase during the next several years as a result of the rebranding of our company, the promotion of our services, the hiring of additional key personnel, the expansion of our operations, including the launch of new Web sites, and entering into strategic alliances and joint ventures. If our revenues do not grow at a substantially faster rate than these expected increases in our expenses or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses, which could be significant.

Our ability to generate positive cash flow and operating profits as a relatively new company in a new and evolving business will depend upon a number of factors that are difficult to predict, including factors such as:

•	continued acceptance of online personals services;

•	our ability to create and increase brand awareness and attract and retain a large number of members and subscribers, including our ability to convert members into paying subscribers;

•	level of usage of the Internet and traffic to our Web sites;

•	our ability to maintain current, and develop new, relationships with portals, search engines, ISPs and other Web properties and entities capable of attracting individuals who might subscribe to our fee-generating services;

•	our ability to implement our expansion plans or integrate newly acquired companies, including controlling the costs associated with such expansion or acquisitions;

•	our ability to control costs related to general infrastructure including the amount and timing of operating and capital expenditures;

•	our ability to introduce new Web sites, features and functionality on a timely basis;

•	our ability to scale technological and other infrastructure across our various Web sites;

•	our ability to protect our data from loss or electronic or magnetic corruption;

•	providing for failover and disaster recovery programs;

•	our ability to upgrade our technologies and protect our sites from technology failures, which could cause revenue loss and allow affiliates to terminate their contracts with us;

•	our ability to attract, retain and motivate qualified personnel;

•	our ability to expand and compete internationally;

•	introduction of new products or services by our competitors; and

•	our ability to anticipate and adapt to the changing Internet business and any changes in government regulation.

Our business depends on strong brands and if we are not able to maintain and enhance our brands, or if we are not successful in our rebranding efforts, our business and operating results would be harmed.

      We believe that establishing and maintaining our brands is critical to our efforts to attract and expand our membership and subscriber base. We believe that the importance of brand recognition will continue to increase, given the growing number of Internet sites and the low barriers to entry for companies offering online personals services. We intend to change our name and consolidate our online dating properties, with the exception of JDate, under the new company umbrella brand name. To attract and retain members and subscribers, and to promote and maintain our brands in response to competitive pressures, we intend to substantially increase our financial commitment to creating and maintaining distinct brand loyalty among these groups. We intend to use a portion of the proceeds of this offering to institute a marketing program designed to heighten our brand recognition, including our rebranding efforts, and attract additional members and subscribers. The impact of the change of our name and rebranding efforts cannot be fully predicted. The lack of an established brand image for the new company name and the possibility that our strategy to create a recognizable and well known brand may not succeed may materially and adversely affect our business. If we do not generate a corresponding increase in revenues as a result of our rebranding and continuing branding efforts or otherwise fail to successfully promote our new and existing brands, or if we incur excessive expenses in our rebranding efforts and in our attempt to promote and maintain our new and existing brands, we will continue to incur losses, which may increase, and the value of our common stock could decline. If visitors, members and subscribers to our Web sites, and affiliate and distribution partners do not perceive our existing services to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by such parties, the value of our brands could be diluted, thereby decreasing the attractiveness of our Web sites to such parties.

      As part of our rebranding efforts, we intend to spend substantial advertising dollars in offline media such as television, radio and print. Our company has no significant experience in offline advertising and we cannot assure you that these efforts will be successful. In addition, should these offline methods become more costly than currently anticipated, our profitability will be adversely affected.

If our efforts to attract a large number of members, convert members into paying subscribers and retain our paying subscribers are not successful, our revenues and operating results would suffer.

      Our future growth depends on our ability to attract a large number of members, convert members into paying subscribers and retain our paying subscribers. This in turn depends on our ability to deliver a high-quality online personals experience to these members and subscribers. Our competitors are developing highly targeted content as well as innovations in technology, online advertising and providing information. As a result, we must continue to invest significant resources in order to enhance our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose existing subscribers and may fail to attract new subscribers. Our operating results would also suffer if our innovations are not responsive to the needs of our subscribers or are not brought to market in an effective or timely manner.

Our subscriber acquisition costs vary depending upon prevailing market conditions and may increase significantly in the future.

      Our subscriber acquisition costs are dependent in part upon our ability to purchase advertising at a reasonable cost. Our advertising costs vary over time, depending upon a number of factors, some of which are beyond our control. Historically, we have used online advertising as the primary means of marketing our services. In general, the costs of online advertising have recently increased substantially and these costs are expected to continue to increase as long as the demand for online advertising remains robust. Commencing in late 2004 or early 2005, we expect to expand to offline advertising such as television, radio and print, which may be more expensive and which will initially increase our subscriber acquisition costs. As we initiate these additional marketing efforts to build offline brand recognition, we expect there will be a significant lag between the time we incur the offline advertising expense and the receipt of revenues resulting from this advertising spend. As a result, we expect that our subscriber acquisition costs will be higher in the initial stages of our offline advertising efforts. If we are not able to reduce our other operating costs, increase our subscriber base or increase revenue per subscriber to offset these anticipated increases, our profitability will be adversely affected.

We must keep pace with rapid technological change to remain competitive; our services are not well-suited to many alternate Web access devices.

      We operate in a market characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, enhancements, and changing customer demands. Accordingly, our success will depend on our ability to adapt to rapidly changing technologies and industry standards, and our ability to continually improve the speed, performance, features, ease of use and reliability of services in response to both evolving demands of the marketplace and competitive service and product offerings. There have been occasions when we have not been as responsive as many of our competitors in adapting our services to changing industry standards and the needs of our members and subscribers. Introducing new technology into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. We intend to continue to devote substantial efforts and funds towards the development of additional technologies and services. For example, in 2003 and 2004 we have introduced a number of new Web sites and features, and we anticipate the introduction of additional Web sites and features in 2004 and 2005. We may not be successful in integrating new technology into our Web sites on a timely basis, which may degrade the responsiveness and speed of our Web sites. Such technology, once integrated, may not function as expected.

      In addition, the number of people who access the Internet through devices other than desktop and laptop computers, including mobile telephones and other handheld computing devices, has increased dramatically in the past few years, and we expect this growth to continue. The lower resolution, functionality and memory currently associated with such mobile devices makes the use of our services through such mobile devices more difficult and generally impairs the member experience relative to access via desktop and laptop computers. If we are unable to attract and retain a substantial number of such mobile device users to our online personals services or if we are unable to develop services that are more compatible with such mobile communications devices, our growth could be adversely affected.

The online personals business is highly competitive. Competition presents an ongoing threat to the success of our business.

      We expect competition in the online personals business to continue to increase because there are no substantial barriers to entry. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

•	the size and diversity of our member and subscriber bases;

•	the timing and market acceptance of products and services, including the developments and enhancements to those products and services, offered by us or our competitors;

•	customer service and support efforts;

•	selling and marketing efforts;

•	ease of use, performance, price and reliability of solutions developed either by us or our competitors; and

•	our brand strength relative to our competitors.

      We compete with traditional dating and personals services, as well as newspapers, magazines and other traditional media companies that provide dating and personals services. We also compete with large Internet information hubs, or portals, such as Yahoo!, as well as online personals companies such as Match.com, a wholly-owned subsidiary of InterActiveCorp. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to respond more quickly than we can to new or emerging technologies and changes in customer requirements. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build larger member and subscriber bases than we have. Our competitors may develop products or services that are equal or superior to our products and services or that achieve greater market acceptance than our products and services. This could attract subscribers away from our Web sites and reduce our market share.

      In addition, current and potential competitors are making, and are expected to continue to make, strategic acquisitions or establish cooperative, and, in some cases, exclusive relationships with significant companies or competitors to expand their businesses or to offer more comprehensive products and services. To the extent these competitors or potential competitors establish exclusive relationships with major portals, search engines and ISPs, our ability to reach potential members through online advertising may be restricted. Any of these competitors could cause us difficulty in attracting and retaining members and converting members into subscribers and could jeopardize our existing affiliate program and relationships with portals, search engines, ISPs and other Web properties.

Expansion into international markets is important to our long-term success, and our limited experience in the operation of our business outside the United States increases the risk that our international expansion efforts and operations will not be successful.

      One of our strategies is to expand our presence in international markets. Although we currently have offices in Germany, Israel and the U.K. and Web sites that serve the Australian, Canadian, German, Israeli and U.K. markets, we have only limited experience with operations outside the United States. Our primary current international operations are in Israel, which has political risks to our business associated with the continuing hostilities there. Expansion into international markets requires management and resources. In addition, we face the following additional risks associated with our expansion outside the United States:

•	challenges caused by distance, language and cultural differences;

•	local competitors with substantially greater brand recognition, more users and more traffic than we have;

•	our need to create and increase our brand recognition and improve our marketing efforts internationally and build strong relationships with local affiliates;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud;

•	legal and regulatory restrictions;

•	political, social and economic instability;

•	foreign currency risk;

•	potentially adverse tax consequences; and

•	higher costs associated with doing business internationally.

      These risks could harm our international expansion efforts, which would in turn harm our business and operating results.

If we are unable to attract, retain or motivate key personnel or hire qualified personnel, our business will be harmed.

      Our performance and success is largely dependent on the talents and efforts of highly skilled individuals. Many of our executive officers and other key management talent were recently recruited to fill newly created positions in response to our expanding operations. For example, Todd Tappin, our President and Chief Executive Officer, joined us in February 2004. In addition, certain of our recently hired executives have limited or no experience in the online personals industry. We do not maintain any key-person life insurance policies and certain of our key employees, including Mr. Tappin, do not have employment contracts. We also do not have non-competition agreements with most employees, although these agreements are of limited enforceability in California. The loss of any of our management or key personnel could seriously harm our business.

      In addition, we will need to identify, hire, and retain a number of key management personnel, including a Chief Financial Officer, Controller and General Counsel, as well as other highly skilled personnel for other areas of our organization. Competition in our industry for such personnel is intense, and we are aware that certain of our competitors have directly targeted our employees. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

      As we become a more mature company, we may find our recruiting efforts more challenging. The incentives to attract, retain and motivate employees provided by our option grants or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting excellent personnel or retaining or motivating existing personnel, we may be unable to grow effectively.

Our executive management has worked as a team for only a limited period of time, which may harm their ability to manage effectively.

      Todd Tappin, our President and Chief Executive Officer, joined our company in February 2004. Although Joe Y. Shapira and Alon Carmel resigned as our Chief Executive Officer and President, respectively, upon the hiring of Mr. Tappin, both of them have remained in an executive and day-to-day operating capacity and involved in corporate decision-making as Executive Co-Chairmen of the Board. Each of Messrs. Tappin, Shapira and Carmel have different and distinct management skills, backgrounds and styles and from time to time may work independently on new business or product development, which may be without the complete knowledge or understanding of the others’ activities. Because Messrs. Tappin, Shapira and Carmel have only worked together as a team for a limited period of time, there are inherent risks in the management of our company with respect to decision-making, business direction, product development and strategic relationships. In addition, certain other key management roles, such as Chief Financial Officer, Controller and General Counsel, have not yet been filled, and others have only been filled recently. In the event our Chief Executive Officer, and Executive Co-Chairmen of the Board and other members of our management team are unable to work well together or agree on certain operating principles, business direction or business transactions or in providing cohesive leadership, our business would be harmed and may also result in one or more of these individuals discontinuing their service to our company.

We cannot assure you that we will effectively manage our growth.

      We have experienced rapid growth and demand for our services since inception. The growth and expansion of our business and service offerings places a continuous significant strain on our management, operational and financial resources. We are required to manage multiple relations with various strategic partners, technology licensors, members and other third parties. In the event of further growth of our operations or in the number of our third-party relationships, our computer systems, procedures or internal controls may not be adequate to support our operations and our management may not be able to manage any such growth effectively. To effectively manage our growth, we must continue to implement and improve our operational, financial and management information systems and to expand, train and manage our employee base.

We expect our growth rates to decline and our negative operating margins could deteriorate.

      We believe our revenue growth rate will decline as our net revenues increase to higher levels. It is possible that our negative operating margin will deteriorate if revenue growth does not exceed planned increases in expenditures for all aspects of our business in an increasingly competitive environment, including sales and marketing, general and administrative and technical operations expenses.

Our business depends on our server and network hardware and software and our ability to obtain network capacity; our current failover may be inadequate to prevent an interruption of use of our services.

      The performance of our server and networking hardware and software infrastructure is critical to our business and reputation and our ability to attract Web users, advertisers, members and e-commerce partners to our Web sites and to convert members to subscribers. An unexpected and/or substantial increase in the use of our Web sites could strain the capacity of our systems, which could lead to a slower response time or system failures. Although we have not had any significant delays, any slowdowns or system failures could adversely affect the speed and responsiveness of our Web sites and would diminish the experience for our members and visitors. We face risks related to our ability to scale up to our expected customer levels while maintaining superior performance. If the usage of our Web sites substantially increases, we may need to purchase additional servers and networking equipment to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant. Any system failure that causes an interruption in service or a decrease in the responsiveness of our Web sites could reduce traffic on our Web sites and, if sustained or repeated, could impair our reputation and the attractiveness of our brands as well as reduce revenue and negatively impact our operating results.

      Furthermore, we rely on many different software applications, some of which have been developed internally. If these hardware and software systems fail, it would adversely affect our ability to provide our services. If we receive a significant unexpected increase in usage and are not able to rapidly expand our transaction-processing systems and network infrastructure without any systems interruptions, it could seriously harm our business and reputation. We have experienced occasional systems interruptions in the past as a result of unexpected increases in usage, and we cannot assure you we will not incur similar or more serious interruptions in the future.

      In addition, we do not currently have adequate disaster recovery systems in place, which means in the event of any catastrophic failure involving our Web sites, we may be unable to serve our Web traffic for up to several days. Our servers operate from only a single site in Southern California and the absence of a backup site could exacerbate this disruption. Any system failure, including network, software or hardware failure, that causes such an interruption in the delivery of our Web sites and services or a decrease in responsiveness of our services would result in reduced visitor traffic, reduced revenue and would adversely affect our reputation and brands.

The failure to establish and maintain affiliate agreements and relationships could limit the growth of our business.

      We have entered into, and expect to continue to enter into, arrangements with affiliates to increase our member base, bring traffic to our Web sites and enhance our brands. If any of the current agreements are terminated, we may not be able to replace the terminated agreement with an equally beneficial arrangement. We cannot assure you that we will be able to renew any of our current agreements when they expire or, if we are able to do so, that such renewals will be available on acceptable terms. We also do not know whether we will be successful in entering into additional agreements or that any relationships, if entered into, will be on terms favorable to us.

We rely on a number of third-party providers, and their failure to perform or termination of our relationships with them could harm us.

      We rely on third parties to provide important services and technologies to us, including third parties that manage and monitor our offsite data center located in Southern California, ISPs and credit card processors. In addition, we license technologies from third parties to facilitate our ability to provide our services. Any failure on our part to comply with the terms of these licenses could result in the loss of our rights to continue using the licensed technology, and we could experience difficulties obtaining licenses for alternative technologies. Furthermore, any failure of these third parties to provide these and other services, or errors, failures, interruptions or delays associated with licensed technologies, could significantly harm our business. Any financial or other difficulties our providers may face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little or no control over these third-party providers, which increases our vulnerability to problems with the services and technologies they provide and license to us. In addition, if any fees charged by third-party providers were to substantially increase, such as if ISPs began charging us for email sent by our subscribers to other subscribers, we may not be profitable and may incur additional losses.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

      Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, during our 2003 audit, our external auditors brought to our attention a need to restate 2001 and 2002 annual results as well as 2003 interim results.

      Our external auditors also noted in a letter to management certain reportable conditions involving internal controls and operations. According to the letter, we currently do not have a sufficient amount or type of staff in the financial, accounting and external reporting areas, including a Controller and a Chief Financial Officer, nor do we have an adequate automated accounting system. We are currently seeking to hire appropriate staff as soon as practicable, and we intend to replace our accounting system within approximately 12 months, but each of these matters may take longer. Other reportable conditions involve the inadequacy of our procedures regarding: reconciliation of our accounts; proof of internal review and approval of accounting items; documentation of key accounting assumptions, estimates and/or conclusions; and documentation of accounting policies and procedures. We are currently taking steps to address these conditions, but we may be hampered in this regard by our current level of staffing and our current accounting system. We also have not yet developed or implemented a disaster recovery plan or business continuity plan for our accounting and related information technology systems. Any disaster could therefore materially impair our ability to maintain timely accounting and reporting. In addition, we need to hire a General Counsel.

      We cannot be certain that our efforts to improve our internal controls will be successful or that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to develop or maintain effective controls, or difficulties encountered in their implementation or delay in the implementation of our new accounting system or other effective improvement of our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

We face risks related to our recent accounting restatements.

      Prior to this offering, the global depository shares of MatchNet plc traded on the Frankfurt Stock Exchange in Germany. Pursuant to the laws governing this exchange, we publicly reported our quarterly and annual operating results. On April 28, 2004, we publicly announced that we had discovered accounting inaccuracies in previously reported financial statements. As a result, following consultation with our new auditors, we have restated our financial statements for the first two quarters of 2003 and for each of the years ended December 31, 2002 and 2001 to correct inappropriate accounting entries.

      The restatements primarily related to the timing of recognition of deferred revenue and the capitalization of bounty costs, which are the amounts paid to online marketers to acquire members. The restatements are in accordance with United States generally accepted accounting principles and pertained primarily to timing matters and had no impact on cash flow from operations or our ongoing operations. The impact on net loss for 2002 and 2001 was an increase of $1.0 million and $1.5 million, respectively.

      Holders of securities in MatchNet plc will become shareholders of our company as a result of the English Scheme of Arrangement concurrent with the completion of this offering. As a result, the restatement of these financial statements may lead to litigation claims and/or regulatory proceedings against us. The defense of any such claims or proceedings may cause the diversion of management’s attention and resources, and we may be required to pay damages if any such claims or proceedings are not resolved in our favor. Any litigation or regulatory proceeding, even if resolved in our favor, could cause us to incur significant legal and other expenses. Moreover, we may be the subject of negative publicity focusing on the financial statement inaccuracies and resulting restatement. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our common stock to decline.

We may not be successful in protecting our Internet domain names or proprietary rights upon which our business relies or avoiding claims that we infringe upon the proprietary rights of others.

      We regard substantial elements of our Web sites and the underlying technology as proprietary, and attempt to protect them by relying on trademark, service mark, copyright, patent and trade secret laws, and restrictions on disclosure and transferring title and other methods. We also generally enter into confidentiality agreements with our employees and consultants, and generally seek to control access to and distribution of our technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar or superior technology independently. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet, and policing unauthorized use of our proprietary information is difficult. Any such misappropriation or development of similar or superior technology by third parties could adversely impact our future financial results.

      We believe that our Web sites, services, trademarks, patent, and other proprietary technology do not infringe on the rights of third parties. However, there can be no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. From time to time, we have been, and expect to continue to be, subject to claims in the ordinary course of business including claims of alleged infringement of the trademarks, service marks and other intellectual property rights of third parties by us. Although such claims have not resulted in any significant litigation or had a material adverse effect on our business to date, any such claims and resultant litigation might subject us to temporary injunctive restrictions on the use of our products or services and could result in significant liability for damages for intellectual property infringement, require us to enter into royalty agreements, or restrict us from using infringing software or technologies in the future. Even if not meritorious, such litigation could be time-consuming and expensive and could result in the diversion of management’s time and attention.

      We currently hold various Web domain names relating to our brands and in the future may acquire new Web domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our existing trademarks and other proprietary rights or those we may seek to acquire. Any such inability could harm our business.

We may face potential liability, loss of users and damage to our reputation for violation of our privacy policy.

      Our privacy policy prohibits the sale or disclosure to any third party of any member’s personal identifying information, except to the extent expressly set forth in the policy. Growing public concern about privacy and the collection, distribution and use of information about individuals may subject us to increased regulatory scrutiny and/or litigation. In the past, the Federal Trade Commission has investigated companies that have used personally identifiable information without permission or in violation of a stated privacy policy. If we are accused of violating the stated terms of our privacy policy, we may be forced to expend significant amounts and financial and managerial resources to defend against these accusations and we may face potential liability. Our membership database holds confidential information concerning our members, and we could be sued if any of that information is misappropriated or if a court determines that we have failed to protect that information.

We may be liable as a result of information retrieved from or transmitted over the Internet.

      We may be sued for defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury, product liability or other legal claims relating to information that is published or made available on our Web sites and the other sites linked to it. These types of claims have been brought, sometimes successfully, against online services in the past. We also offer email services, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email or interruptions or delays in email service. Our insurance does not specifically provide for coverage of these types of claims and therefore may not adequately protect us against these types of claims. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not liable. If any of these events occur, our revenues could be materially adversely affected and the value of our common stock may decline.

Our quarterly results may fluctuate because of many factors. Investors should not rely on quarterly operating results as indicative of future results because they are subject to fluctuations.

      Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our common stock. Quarterly operating results may fluctuate in the future due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in quarterly operating results could cause the value of our common stock to decline. Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance. Factors that may affect our quarterly results include:

•	the demand for, and acceptance of, our online personals services and enhancements to these services;

•	the timing and amount of our subscription revenues;

•	the introduction, development, timing, competitive pricing and market acceptance of our Web sites and services and those of our competitors;

•	the magnitude and timing of marketing initiatives and capital expenditures relating to our rebranding efforts and expansion of our operations;

•	the cost and timing of online and offline advertising and other marketing efforts;

•	the maintenance and development of relationships with portals, search engines, ISPs and other Web properties and other entities capable of attracting potential subscribers to our Web sites;

•	technical difficulties, system failures, system security breaches, or downtime of the Internet in general or of our products and services specifically;

•	costs related to any acquisitions or dispositions of technologies or businesses; and

•	general economic conditions, as well as those specific to the Internet and related industries.

      As a result of the factors listed above and because the online personals business is still immature, making it difficult to predict consumer demand, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors. This could cause the market price of our common stock to decline.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

      We plan during the next few years to further extend and develop our presence both within the United States and internationally, partially through acquisitions of entities offering online personals services and related businesses. We have a limited amount of experience acquiring companies and the companies we have acquired have been small. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our financial condition and results of operations. In addition, the process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures and is risky. For example, we are currently engaged in litigation with respect to our acquisition of SocialNet, Inc. in 2001. In addition, our acquisition of a 20% interest in a Swedish online personals company is currently pending. The areas where we may face risks include:

•	the need to implement or remediate controls, procedures and policies appropriate for a larger company at companies that prior to the acquisition lacked these controls, procedures and policies;

•	diversion of management time and focus from operating our business to acquisition integration challenges;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	dependence on co-investors or controlling shareholders for performance of any joint venture or similar arrangement that we make that is not subject to our control;

•	retaining employees from the businesses we acquire; and

•	the need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management.

      The anticipated benefit of many of our acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

We may need additional capital to finance our growth or to compete.

      We currently anticipate that the proceeds of this offering, existing cash, cash equivalents, and marketable securities and cash flow from operations will be sufficient to meet our anticipated needs for working capital, operating expenses and capital expenditures for at least the next 12 months. We may need to raise additional capital in the future to fund more aggressive brand promotions and rapid expansion, develop newer or enhanced services, respond to competitive pressures or acquire complementary businesses, technologies or services. Such additional financing may not be available on terms acceptable to us or at all. If additional financing is not available or not available on acceptable terms, we may not be able to fund our expansion, promote our brands, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures. Additionally, any issuance of additional capital stock could dilute your investment and announcements of additional stock issuances often cause market prices to decline.

Our business could be significantly impacted by the occurrence of natural disasters and other catastrophic events.

      Our operations depend upon our ability to maintain and protect our data center, which is located in Southern California and is managed by a third party. Our business is therefore susceptible to earthquakes and other catastrophic events, including acts of terrorism. We currently lack adequate redundant hardware and software systems supporting our services at an alternate site. We may not be able to prevent outages and downtime caused by natural disasters and other events out of our control, which could adversely affect our reputation, brands and business.

The initial option grants to many of our senior management and key employees are fully vested. Therefore, these employees may not have sufficient financial incentive to stay with us.

      With the exceptions of Todd Tappin, our President and Chief Executive Officer, and other executive officers and key employees who have recently joined our company, many of our senior management personnel and other key employees have become, or will soon become, substantially vested in their initial stock option grants. While we often grant additional stock options to management personnel and other key employees after their hire dates to provide additional incentives to remain employed by us, their initial grants are usually much larger than follow-on grants. Employees may be more likely to leave us after their initial option grant fully vests, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price.

If we account for employee stock options using the fair value method, it could significantly reduce our net income or increase our losses.

      There has been ongoing public debate about whether share options granted to employees should be treated as a compensation expense and, if so, how to properly value such charges. On March 31, 2004, the Financial Accounting Standard Board (FASB) issued an Exposure Draft, Stock-Based Payment: an amendment of FASB statements No. 123 and 95, which would require a company to recognize, as an expense, the fair value of stock options and other stock-based compensation to employees beginning in 2005 and subsequent reporting periods. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method as described in the Exposure Draft, we could have significant and ongoing accounting charges.

We may face risks associated with currency fluctuations.

      Our foreign operations may subject us to currency fluctuations and such fluctuations may adversely affect our financial position and results. However, sales and expenses to date have occurred primarily in the United States. For this reason, we have not engaged in foreign exchange hedging. In connection with our planned international expansion, currency risk positions could change correspondingly and the use of foreign exchange hedging instruments could become necessary. Effects of exchange rate fluctuations on our financial condition, operations, and profitability may depend on how successfully we manage our foreign currency risks. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, we may suffer losses due to adverse foreign currency fluctuation.

It has been and may continue to be expensive to obtain and maintain insurance.

      We contract for insurance to cover potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that we may not be able to get enough insurance to meet our needs, we may have to pay very high prices for the coverage we do get, or we may not be able to acquire any insurance for certain types of business risk or may have gaps in coverage for certain risks. This could leave us exposed to potential claims. If we were found liable for a significant claim in the future, our operating results could be negatively impacted.

Risks Related to Our Industry

The percentage of cancelling subscribers in comparison to other subscription businesses requires that we must continually seek new subscribers to maintain or increase our current level of revenue.

      Internet users in general, and users of online personals services specifically, freely navigate and switch among a large number of Web sites. Subscriber churn represents a ratio, expressed as a percentage, of (i) subscriber cancellations in a period divided by the average of the subscribers at the beginning and end of the period and (ii) the number of months in the period. For the six months ended June 30, 2004 and 2003, subscriber churn was 32% and 29%, respectively. We cannot assure you that we will be able to maintain our subscriber churn, and it may increase in the future. This makes it difficult for us to have a stable member base and requires that we constantly attract new subscribers at a faster rate than subscription terminations to maintain or increase our current level of revenue. If we are unable to attract new subscribers on a cost-effective basis, our business will not grow and our profitability will be adversely affected.

We face certain risks related to the physical and emotional safety of our members.

      Given the nature of online personals services, we cannot control the actions of our members in their communication or physical actions and there is a possibility that one or more of our members could be physically or emotionally harmed following interaction with another member on one of our Web sites. We warn our members that we do not and cannot screen other members, and given our lack of physical presence, we do not take any action to ensure personal safety on a meeting arranged following contact initiated via our Web sites. If an unfortunate incident of this nature occurred in a meeting of two people following contact initiated on one of our Web sites or a Web site of one of our competitors, any resulting negative publicity could materially and adversely affect the online personals industry in general. Any such incident involving one of our Web sites could damage our reputation and our brands. This, in turn, could adversely affect our revenues and could cause the value of our common stock to decline. In addition, the affected members could initiate legal action against us, which could cause us to incur significant expense, whether or not successful, and further damage our reputation.

We are exposed to risks associated with credit card fraud and credit payment.

      We depend on continuing availability of credit card usage to process subscriptions, and this availability in turn depends on acceptable levels of chargebacks and fraud performance. We have suffered losses and may continue to suffer losses as a result of subscription orders placed with fraudulent credit card data, even though the associated financial institution approved payment. Under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder’s signature. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs.

Our network is vulnerable to security breaches and inappropriate use by Internet users, which could disrupt or deter future use of our services.

      Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services generally, and online commerce in particular. Our failure to successfully prevent security breaches could significantly harm our business, reputation and results of operations and could expose us to lawsuits by state and federal consumer protection agencies, by governmental authorities in the foreign jurisdictions in which we operate, and by consumers. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including customer credit card and personal data, cause interruptions in our operations or damage our brand and reputation. Such breach of our security measures could involve the disclosure of personally identifiable information and could expose us to a material risk of litigation, liability or a governmental enforcement proceeding. We cannot assure you that our financial systems and other technology resources are completely secure from security breaches or sabotage, and we have occasionally experienced security breaches and attempts at “hacking.” We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of our security or the security of any other Internet provider could deter people from using our services or the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials, which would adversely affect our business.

      Computer viruses may cause our systems to incur delays or other service interruptions and could damage our reputation and affect our ability to provide our services and adversely affect our revenues. The inadvertent transmission of computer viruses could also expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be significantly damaged resulting in the loss of current and future members and subscribers.

Our business depends in part on the growth and maintenance of the Internet infrastructure.

      Our success will depend in part on the continued growth and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. We also have no control over the third-party telecommunications, cable or other providers of access services to the Internet that our members rely upon. There have been instances where regional and national telecommunications outages have caused us to experience service interruptions during which our members could not access our subscription-based services. Any additional interruptions, delays or capacity problems experienced with any points of access between the Internet and our members could adversely affect our ability to provide services reliably to our members. The temporary or permanent loss of all or a portion of our services on the Internet, the Internet infrastructure generally, or our members’ ability to access the Internet could disrupt our business activities, harm our business reputation, and result in a loss of revenue. Additionally, the Internet, electronic communications and telecommunications industries are subject to federal, state and foreign governmental regulation. New laws and regulations governing such matters could be enacted or amendments may be made to existing regulations at any time that could adversely impact our services. Any such new laws, regulations or amendments to existing regulations could disrupt or adversely affect the profitability of our business.

We face risks associated with our dependence on computer and telecommunications infrastructure.

      Our services are dependent upon the use of the Internet and telephone and broadband communications to provide high-capacity data transmission without system downtime. For example, there have been instances where regional and national telecommunications outages have caused us to experience systems interruptions. Any additional interruptions, delays or capacity problems experienced with the telephone connection could adversely affect our ability to provide services to our customers. The temporary or permanent loss of all or a portion of the telecommunications system, or significant delays, could cause disruption of our business activities and result in a loss of revenue. Additionally, the telecommunications industry is subject to regulatory control. Amendments to current regulations could disrupt or adversely affect the profitability of our business.

      In addition, if any of our current agreements with telecommunications providers are terminated, we may not be able to replace the terminated agreement with an equally beneficial arrangement. There can be no assurance that we will be able to renew any of our current agreements when they expire or, if we are able to do so, that such renewals will be available on acceptable terms. We also do not know whether we will be successful in entering into additional agreements or that any relationships, if entered into, will be on terms favorable to us.

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet that could adversely affect our business.

      Legal uncertainties surrounding domestic and foreign government regulations could increase our costs of doing business, require us to revise our services, prevent us from delivering our services over the Internet or slow the growth of the Internet, any of which could increase our expenses, reduce our revenues or cause our revenues to grow at a slower rate than expected and materially adversely affect our business, financial condition and results of operations. Laws and regulations related to Internet communications, security, privacy, intellectual property rights, commerce, taxation, entertainment, recruiting and advertising are becoming more prevalent, and new laws and regulations are under consideration by the United States Congress, state legislatures and foreign governments. Any legislation enacted or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial, entertainment, recruiting and advertising medium. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. Many areas of law affecting the Internet remain unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing consumer protection, intellectual property, libel and taxation apply to the Internet.

      In the normal course of our business, we handle personally identifiable information pertaining to our members and Web site visitors residing in the United States as well as foreign countries. In recent years, many of these countries have adopted privacy, security, and data protection laws and regulations intended to prevent improper uses and disclosures of personally identifiable information. In addition, some jurisdictions impose database registration requirements for which significant monetary and other penalties may be imposed for noncompliance. These laws may impose costly administrative requirements, limit our handling of information, and subject us to increased government oversight and financial liabilities. Privacy laws and regulations in the United States and foreign countries are subject to change and may be inconsistent, and additional requirements may be imposed at any time. These laws and regulations, the costs of complying with them, administrative fines for noncompliance and the possible need to adopt different compliance measures in different jurisdictions could increase our expenses and would cause the value of our common stock to decline.

Risks Related to This Offering

We expect the price of our common stock to be volatile, and if an active trading market for our common stock does not develop, the price of our common stock may suffer and may decline below the initial public offering price.

      Prior to this offering, there has been no public market for the common stock of MatchNet, Inc. Accordingly, we cannot assure you that an active trading market will develop or be sustained or that the market price of our common stock will not decline below the initial offering price. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are outside of our control. In the event that the Frankfurt Stock Exchange does not exercise its discretionary authority to suspend trading of the global depository shares of MatchNet plc during that period of time from the effective date of this offering through the closing date of this offering, the global depository shares of MatchNet plc will continue to be quoted on the Frankfurt Stock Exchange. In such an event, the underwriters do not intend to engage in stabilizing transactions in the global depository shares on the Frankfurt Stock Exchange. In such an event, there may be price differences between the price at which our common stock will trade during such period on the Nasdaq National Market and the price of the global depository shares of MatchNet plc on the Frankfurt Stock Exchange. Any such price differential may have a negative effect on the price at which our common stock will trade after this offering.

      The initial public offering price for our common stock will be determined by us, the selling stockholders, and the representatives of the underwriters and may be affected by the trading price of the global depository shares of MatchNet plc. The initial public offering price of our common stock may not be indicative of prices that will prevail in the trading market.

      In addition, the stock market has experienced significant price and volume fluctuations that affected the market price for the stock of many technology, communications and entertainment and media companies. These market fluctuations were sometimes unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, whether due to our actual performance or prospects or not, could result in a significant decline in the market price of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

      The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock after this offering. Therefore, based on an assumed offering price of $           per share, investors in this offering will suffer immediate and substantial dilution of approximately $           per share. If outstanding options and warrants to purchase our common stock are exercised, investors in this offering will experience additional dilution.

A substantial amount of our common stock will be eligible for sale shortly after this offering.

      If our stockholders sell substantial amounts of common stock in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities at a time and price that we deem appropriate. Based on shares outstanding as of June 30, 2004, upon completion of this offering, we will have                      shares of common stock outstanding. Of these shares, the                          shares of common stock being offered hereby, or approximately      %, will be freely tradable, except those held by our officers, directors and holders of over 10% of our outstanding common stock prior to the effective date of this offering. Shares held by our officers, directors and holders of over 10% of our common stock prior to the effective date of this offering, are subject to the contractual restrictions set forth below. All shares of common stock held by our officers, directors and certain controlling stockholders which are not offered by means of this prospectus (                     shares in the aggregate) are subject to contractual restrictions with the underwriters that prevent them from being sold until 180 days after the date of this prospectus without the consent of J.P. Morgan Securities Inc. J.P. Morgan Securities Inc. may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at an earlier date. All shares previously represented by global depository shares on the Frankfurt Stock Exchange, other than those owned by affiliates of MatchNet plc or MatchNet, Inc., will be freely tradeable after the offering. In addition, immediately after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of our common stock issued or reserved for issuance under our stock option plans. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire. Sales of shares of common stock by existing stockholders in the public market, or the availability of such shares for sale, could materially and adversely affect the market price of common stock.

Management will have broad discretion over the use of proceeds from this offering.

      The net proceeds from this offering will be used for general corporate purposes. Although we list our proposed marketing and sales program as an example of general corporate purposes, we are not obligated to pursue this opportunity. We have not reserved or allocated the net proceeds for any specific transaction, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

The requirements of being a public company may strain our resources and distract our management.

      As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the Nasdaq National Market rules promulgated in response to the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Securities Exchange Act requires, among other thing, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Significant resources and management oversight will be required, particularly in light of the conditions noted by our auditors in their letter to management in connection with the 2003 audit of our company. As a result, our management’s attention may be diverted from other business concerns, which could have a material adverse effect on our company. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, including staff dedicated to internal controls and related documentation and reporting, and we may not be able to do so in a timely fashion. The Nasdaq National Market rules require that a majority of our Board of Directors be comprised of independent directors and certain committees of our Board of Directors be comprised solely of independent directors. As a public company that will be required to satisfy these rules, resignations or other changes in the composition of our Board could make it difficult for us to continue to comply with these rules in a timely manner, which could result in the delisting of our common stock from the Nasdaq National Market.

Provisions in our certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

      Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our Board are elected at one time;

•	provide that directors may only be removed “for cause” and only with the approval of 66 2/3% of our stockholders;

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

      We also will be subject to provisions of the Delaware General Corporation Law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the point in time that such stockholder acquired shares constituting 15% or more of our shares, unless the holder’s acquisition of our stock was approved in advance by our board of directors.

Our principal stockholders can exercise significant influence over MatchNet.

      Joe Y. Shapira, Alon Carmel, and Tiger Technology Management, L.L.C. and their respective affiliates will beneficially own upon the closing of this offering, in the aggregate,       % of the outstanding shares of our common stock. As a result, these stockholders possess significant influence over MatchNet, giving them the ability, among other things, to elect a majority of our Board of Directors and approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company which could adversely affect the market price of our common stock.

We do not expect to pay cash dividends in the foreseeable future.

      We have not paid cash dividends on our shares and do not plan to pay cash dividends on our common stock in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “may,” “will,” “continue,” “should,” “plan,” “predict,” “potential” or the negative of these terms or other similar expressions. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Our actual results could differ materially from those anticipated in these forward-looking statements, which are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	the future growth of the online personals market;

•	our business strategies and development plans;

•	new services and technologies;

•	future expenses; and

•	competition and competitive factors within the online personals market.

      These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and operating results. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

      You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

      You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

      We estimate that the net proceeds we will receive from this offering will be approximately $           million, at an assumed initial public offering price of $           per share, after deducting estimated offering expenses and estimated underwriting discounts and commissions payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $           million.

      The principal purposes of this offering are to create a public market for our common stock, to obtain additional capital and to facilitate our future access to the public equity markets.

      We intend to use the net proceeds from this offering to expand our marketing efforts and for general corporate purposes, including working capital and capital expenditures, but we have not designated any specific uses. We intend to institute a marketing program designed to heighten our brand recognition, to attract additional members and subscribers and to support our rebranding campaign. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies or to establish joint ventures. We have pending an acquisition of a 20% interest in a Swedish online personals company for approximately $1.0 million. None of the proceeds of this offering will be used to fund that acquisition. We have no other current agreements or commitments with respect to any investment, acquisition or joint venture. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in short-term interest-bearing U.S. government securities.

      The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described in “Risk Factors.” We may find it necessary or advisable to use portions of the proceeds for other purposes.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. We also may incur indebtedness in the future that may prohibit or effectively restrict the payment of dividends on our common stock. Any future determination related to our dividend policy will be made at the discretion of the board.

CAPITALIZATION

      The following table summarizes our cash, cash equivalents and marketable securities and capitalization as of June 30, 2004,

•	on an actual basis to reflect the English Scheme of Arrangement;

•	on an as adjusted basis to reflect our receipt of estimated net proceeds from the sale of our shares of common stock in this offering (at an assumed initial public offering price of $ per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses).

      You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2004

	Actual	As Adjusted

	(in thousands
	except share data)
Cash, cash equivalents and marketable securities	$9,492	$

Capital lease obligations	$333	$

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding actual or as adjusted	—
Common stock, $0.001 par value, 100,000,000 shares authorized; 23,070,442 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	408
Additional paid-in capital	55,123
Deferred stock-based compensation	(2,707)
Accumulated other comprehensive income	(290)
Accumulated deficit	(39,122)

Total stockholders’ equity	13,412

Total capitalization	$13,745	$

      The number of shares of our common stock shown above to be outstanding after this offering is based on shares outstanding as of June 30, 2004 and gives effect to the English Scheme of Arrangement that will occur prior to the completion of this offering. This information excludes:

•	8,942,587 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2004, with exercise prices ranging from $.89 to $10.19 per share and a weighted average exercise price of $2.86 per share;

•	1,138,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2004, with exercise prices ranging from $1.05 to $2.50 and a weighted average exercise price of $2.35 per share; and

•	5,000,000 shares of common stock available for issuance under our 2004 Stock Incentive Plan.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of our common stock outstanding after giving effect to the English Scheme of Arrangement.

      Investors participating in this offering will incur immediate, substantial dilution. Our pro forma net tangible book value as of June 30, 2004 was $4.6 million, or $0.20 per share of common stock, after giving effect to the English Scheme of Arrangement. Assuming the sale by us of                          shares of common stock offered in this offering at an assumed initial public offering price of $                 per share, and after deducting the underwriting discount and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2004, would have been $           million, or $              per share of common stock. This represents an immediate increase in pro forma net tangible book value of $           per share of common stock to our existing stockholders and an immediate dilution of $               per share to the new investors purchasing shares in this offering.

      The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before the offering	$0.20
Increase per share attributable to new public investors

Pro forma net tangible book value per share after this offering

Dilution per share to new public investors		$

      The following table sets forth, on an as adjusted basis as of June 30, 2004, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed initial public offering price of $            per share:

			Total Consideration
	Shares Purchased(1)		(000’s)
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	23,070,442	%	$	%	$
New investors

Total		100.0%	$	100.0%	$

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include those shares.

     If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to                % of the total number of shares of common stock to be outstanding after this offering; and the number of shares of common stock held by the new investors will be increased to                        shares or            % of the total number of shares of common stock outstanding after this offering. See “Principal and Selling Stockholders.”

      The discussion and tables above give effect to the English Scheme of Arrangement and assume no exercise of the underwriters’ over-allotment option, and exclude:

•	8,942,587 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2004, with exercise prices ranging from $.89 to $10.19 per share and a weighted average exercise price of $2.86 per share;

•	1,138,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2004, with exercise prices ranging from $1.05 to $2.50 and a weighted average exercise price of $2.35 per share; and

•	5,000,000 shares of common stock available for issuance under our 2004 Stock Incentive Plan.

      To the extent that these options and warrants are exercised, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth our selected consolidated financial data. The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included herein. The following selected consolidated statement of operations data for each of the three years in the period ended December 31, 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, are derived from the audited consolidated financial statements of our company included elsewhere in this prospectus. The following selected unaudited consolidated statement of operations data for the six months ended June 30, 2004 and 2003 and selected consolidated balance sheet data as of June 30, 2004 are derived from the unaudited consolidated financial statements of our company included elsewhere in this prospectus. The consolidated statement of operations data for each of the two years in the period ended December 31, 2000 and the selected consolidated balance sheet data as of December 31, 1999 and 2000 are derived from unaudited consolidated financial statements not included in this prospectus. Prior to this offering, the global depository shares of MatchNet plc traded on the Frankfurt Stock Exchange in Germany. Pursuant to the laws governing this exchange, we publicly reported our quarterly and annual operating results. On April 28, 2004, we publicly announced that we had discovered accounting inaccuracies in previously reported financial statements. As a result, following consultation with our new auditors, we have restated our financial statements for the first two quarters of 2003 and for each of the years ended December 31, 2002 and 2001 to correct inappropriate accounting entries. Based in part on the fact that our 2001 and 2002 annual and 2003 interim financial statements were restated, it is likely that our 1999 and 2000 unaudited financial statements would have been subject to adjustments, which could have been material, had they been subjected to an audit and do not reflect accounting treatment or presentation consistent with audited financial statements for the years ended and as of December 31, 2001, 2002 and 2003. You should therefore not rely on data derived from such financial statements. The historical results are not necessarily indicative of results to be expected in any future period.

						Six Months
						Ended
	Year Ended December 31, (1)					June 30, (1)

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)

	(unaudited)					(unaudited)
Consolidated Statements of Operations Data:
Net revenues	$659	$6,670	$10,434	$16,352	$36,941	$15,459	$30,862

Operating expenses:
Marketing	1,067	6,267	2,586	5,799	19,333	8,326	17,080
Customer service	186	402	641	1,207	2,536	1,021	1,878
Technical operations	204	628	1,772	1,587	4,341	1,813	3,318
Product development	29	81	357	603	928	397	706
General and administrative (excluding stock-based compensation)	2,131	6,215	5,496	7,996	16,885	5,111	12,078
Stock-based compensation	—	—	—	—	1,871	—	2,401
Amortization of goodwill and intangible assets	512	1,127	2,137	524	555	189	482
Impairment of long-lived assets and goodwill	—	—	3,997	—	1,532	—	—

Total operating expenses	4,129	14,720	16,986	17,716	47,981	16,857	37,943

Operating loss	(3,470)	(8,050)	(6,552)	(1,364)	(11,040)	(1,398)	(7,081)
Interest (income) and other expenses, net	(39)	1,113	1,627	(840)	(188)	(110)	32

Loss before income taxes	(3,431)	(9,163)	(8,179)	(524)	(10,852)	(1,288)	(7,113)
Provision for income taxes	—	—	—	—	—	40	1

Net loss	$(3,431)	$(9,163)	$(8,179)	$(524)	$(10,852)	$(1,328)	$(7,114)

Net loss per share— basic and diluted (2)	$(0.36)	$(0.69)	$(0.47)	$(0.03)	$(0.57)	$(0.07)	$(0.33)

Weighted average shares outstanding— basic and diluted (2)	9,530	13,213	17,460	18,460	18,970	18,722	21,521

	December 31,

	1999	2000	2001	2002	2003	June 30, 2004

			(in thousands)
	(unaudited)					(unaudited)
Consolidated Balance Sheet Data:
Cash and marketable securities	$615	$11,410	$7,569	$7,755	$5,815	$9,492
Total assets	6,288	23,409	16,352	17,461	17,089	28,616
Deferred revenue	102	362	993	1,535	3,232	3,937
Capital lease obligations	—	—	—	—	487	333
Total liabilities	3,866	6,156	3,238	3,998	11,659	15,204
Accumulated deficit	(3,529)	(12,453)	(20,632)	(21,156)	(32,008)	(39,122)
Total shareholders’ equity	2,423	17,253	13,114	13,463	5,430	13,412

(1)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of certain asset and business acquisitions.

(2)	For information regarding the computation of per share amounts, refer to note 1 of our consolidated financial statements.

PRO FORMA COMBINED FINANCIAL DATA

      The following unaudited pro forma combined financial information gives effect to the acquisition by MatchNet plc of certain assets of Point Match Ltd., an Israeli corporation, on January 16, 2004, for approximately $6.3 million. This transaction was determined to be a business acquisition, and was recorded under the purchase method of accounting with approximately $5.7 million being allocated to goodwill, $430,000 to member database, $130,000 to subscriber databases and $30,000 to domain name.

      The unaudited pro forma combined financial information is for illustrative purposes only and reflects certain estimates and assumptions. These unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes, MatchNet plc’s historical consolidated financial statements and Point Match Ltd.’s historical financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

      The unaudited pro forma combined statement of operations for the year ended December 31, 2003 gives effect to the acquisition of Point Match Ltd. in January 2004, as if it had been completed on January 1, 2003. MatchNet plc’s historical June 30, 2004 consolidated balance sheet, which is included elsewhere in this prospectus, already reflects the acquisition in the consolidated results. MatchNet plc’s historical combined financial statements include the results of operations of Point Match Ltd. from its acquisition date (January 16, 2004) to June 30, 2004.

      The unaudited pro forma combined financial statements are not necessarily indicative of operating results which would have been achieved had the foregoing transaction actually been completed at the beginning of the subject periods and should not be construed as representative of future operating results.

Pro Forma Combined Statement Of Operations

	Year Ended December 31, 2003				Six Months Ended June 30, 2004

		Point	Pro Forma	Pro Forma		Pro Forma		Pro Forma
	MatchNet	Match(1)	Adjustments	Combined	MatchNet	Adjustments		Combined

	(in thousands except per share amounts)
	(unaudited)
Net revenues	$36,941	$2,110	—	$39,051	$30,862	$86	(3)	$30,948
Operating expenses:
Marketing	19,333	435	—	19,768	17,080	18	(3)	17,098
Customer service	2,536	—	—	2,536	1,878	—	(3)	1,878
Technical operations	4,341	320	—	4,661	3,318	13	(3)	3,331
Product development	928	416	—	1,344	706	17	(3)	723
General and administrative (excludes stock-based compensation)	16,885	1,807	—	18,692	12,078	74	(3)	12,152
Stock-based compensation	1,871	—	—	1,871	2,401	—		2,401
Amortization of goodwill and intangible assets	555	—	274 (2)	829	482	(124)	(2)	358
Impairment of long-lived assets and goodwill	1,532	—	—	1,532	—	—		—

Total operating expenses	47,981	2,978	274	51,233	37,943	(2)		37,941

Operating loss	(11,040)	(868)	(274)	(12,182)	(7,081)	88		(6,993)
Interest (income), expense and other expenses, net	(188)	—	189 (4)	1	32	—		32

Loss before income taxes	(10,852)	(868)	(463)	(12,183)	(7,113)	88		(7,025)
Provision for income taxes	—	(7)	—	(7)	1	—		1

Net loss	$(10,852)	$(861)	(463)	$(12,176)	$(7,114)	$88		$(7,026)

Net loss per ordinary share — basic and diluted	$(0.57)			$(0.64)	$(0.33)			$(0.33)

Weighted average ordinary shares outstanding — basic and diluted	18,970			18,970	21,521			21,521

      See accompanying notes.

Notes to Pro Forma Combined Statement of Operations

      On January 16, 2004 MatchNet plc completed the acquisition of certain assets of Point Match Ltd., an Israeli corporation, a company engaged in the management and operation of online personals sites. The acquisition was deemed to be an acquisition of a business for accounting purposes.

      Certain reclassifications have been made to Point Match Ltd.’s financial statements to conform to MatchNet plc’s financial statements and are reflected in U.S. dollars using the average exchange rate for each of the respective periods.

      The purchase price was approximately $6.3 million with $5.7 million being allocated to goodwill, $430,000 to member database, $130,000 to subscriber database, and $30,000 to domain name. We valued the identifiable intangible assets acquired based on a valuation performed by an independent valuation advisor. In accordance with generally accepted accounting principles, goodwill is not amortized, member database is amortized over a three year period, subscriber database is amortized over a three-month period, and the domain name is not amortized as it is considered an indefinite-lived intangible. There were no tangible assets or liabilities acquired.

Pro forma adjustments giving effect to the acquisition of Point Match Ltd. are as follows:

(1) Point Match Ltd. conducts its business at www.cupid.co.il in Israel and at www.cupid.com and www.cupidusa.com in the United States. The acquisition of certain assets excluded the operations of www.cupidusa.com. See note 9 of the notes to Point Match Ltd.’s consolidated financial statements included elsewhere in this prospectus for a summary of the assets and operations acquired.

(2) To record amortization expense based on the fair market value of the intangible assets acquired.

(3) Reflects the operating results of Point Match Ltd. for the period from January 1, 2004 to January 15, 2004.

(4) Reflects a reduction in interest income that would have resulted from using cash to make the acquisition on January 1, 2003 (assumes a 3% risk free rate).

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements about us which involve substantial risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations, and include statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “may,” “will,” “continue,” “should,” “plan,” “predict,” “potential” or the negative of these terms or other similar expressions. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

      We provide online personals services, which enable individuals to post information about themselves on our Web sites and search and contact other individuals who have posted similar information. Our members reside primarily in the United States and we presently have members located in over 200 countries.

      Our revenues have grown from $659,000 in 1999 to $36.9 million in 2003. As of June 30, 2004 we had approximately 9.8 million active members and 235,000 subscribers. We define an active member as an individual who has posted a personal profile or logged on to one of our Web sites at least once in the last 12 months. We define subscribers as members who have upgraded to subscriber status by paying a monthly fee that enables them to communicate with other members. We offer a number of Web sites for singles, most of which are differentiated by age, religious preference, sexual preference and geography. Our key Web sites are AmericanSingles, which targets the U.S. mainstream online singles community at a current subscription fee of $24.95 per month, and JDate, which targets the Jewish singles community in the United States and internationally at a current subscription fee of $34.95 per month. Our subscription fees are charged on a monthly basis, with discounts for longer-term subscriptions ranging from three to twelve months.

      We have grown both internally and through acquisitions of entities and selected assets of entities offering online personals services and related businesses. As a result of each of these acquisitions, we have been able to combine the target entity’s existing database of online personals customers into one of our Web sites’ databases, with the goal of attracting these new members to our Web sites, retaining as many of them as possible and converting them into paying subscribers. A summary of these business and/or asset acquisitions is as follows:

Name	Transaction Date	Strategic Rationale

Cupid’s Network, Inc.	May 1999	Expand into new markets, leverage an existing brand, AmericanSingles, improve position within the market.
MeetMeOnline, Inc.	September 1999	Leverage the positioning and membership database of an existing online personals service, enhance and extend existing brands.
DoYouDo, Inc.	September 2000	Leverage acquired intellectual property.
SocialNet, Inc.	February 2001	Leverage the positioning and membership database of an existing online personals service, enhance and extend existing brands.
Agentscape AG (FlirtMaschine.de)	October 2001	Leverage the positioning and membership database of an existing online personals service, enhance and extend existing brands.
FaceLink Inc.	February 2002	Purchase member database and Web site to increase services provided, leverage market position for marketing existing MatchNet services.
Point Match Ltd.	January 2004	Purchase member databases and Web sites from a leading competitor of JDate in the United States and Israel.

      Our future success will depend on many factors, including:

•	continued acceptance of online personals services;

•	our ability to increase brand awareness both domestically and internationally;

•	our ability to attract a large number of new members, convert members into paying subscribers and retain our paying subscribers;

•	our ability to sustain and, when possible, increase subscription rates for our services; and

•	our ability to introduce new targeted Web sites, affiliate programs, fee-based services and advertising as additional sources of revenues.

      We believe that one of our key opportunities lies in our ability to significantly enhance our primary brand. With the exception of JDate, which is widely known among Jewish singles, our brands are generally not as well known today as those of our principal competitors. To address this we intend to launch a rebranding effort designed to heighten our brand recognition and attract additional active members and subscribers. We intend to change our name, establish the new company name as our primary consumer brand and consolidate our online personals services, excluding JDate, under this umbrella brand name. We also intend to spend a portion of the proceeds of this offering to institute a marketing program designed to further effectuate this rebranding effort.

      In addition, our ability to compete effectively will depend on the timely introduction and success of our future Web sites, services and features and the ability to address the needs of our members and subscribers and respond to Web sites, services and features introduced by others. To address this challenge, we have invested and will continue to invest significant resources in order to enhance our existing services and introduce new services, which will include new targeted Web sites, as well as new features designed to increase the probability of communication among our members and subscribers and to enhance their online personals experiences.

      We intend to diversify our sources of revenue by introducing online advertising. To date, substantially all of our revenue has been derived from our subscription-based services. We believe our large membership base positions us to earn revenues from advertisers that target the mass audience and niche communities we serve. We intend to leverage this opportunity by focusing our efforts within the next 12 months toward diversifying our revenue base through advertising.

The English Scheme of Arrangement

      MatchNet plc was organized in September 1998 under the laws of England as a public limited company. Prior to the closing of this offering, MatchNet plc’s global depository shares traded on the Frankfurt Stock Exchange. As of June 30, 2004, MatchNet plc had 15,327,694 global depository shares and 7,742,748 ordinary shares outstanding.

      On the effective date of this offering, our common stock will be quoted on the Nasdaq National Market. Immediately prior to the closing of this offering and further to the provisions of applicable English law, MatchNet plc will effect the terms of the English Scheme of Arrangement whereby all of the global depository shares and ordinary shares of MatchNet plc will be cancelled and all holders of global depository shares and ordinary shares in MatchNet plc will become holders of common stock of MatchNet, Inc. in the same proportion in which they owned MatchNet plc immediately prior to this offering. In addition, all stock options and warrants of MatchNet plc will be cancelled and all holders of stock options and warrants in MatchNet plc will become stock option and warrant holders of MatchNet, Inc. on identical terms to their stock option and warrant holdings in MatchNet plc. We have received verbal assurances from representatives of the Frankfurt Stock Exchange that the Frankfurt Stock Exchange intends to exercise discretionary authority to suspend trading of the global depository shares of MatchNet plc on the Frankfurt Stock Exchange between the effective date of this offering, when our common stock will commence trading on the Nasdaq National Market, and the closing date of this offering. This verbal assurance has been given on a number of conditions, including that verification of the effectiveness of this offering be submitted in a timely manner to the Frankfurt Stock Exchange. However, in the event that the Frankfurt Stock Exchange fails to exercise this discretionary authority, the global depository shares of MatchNet plc will continue to trade on the Frankfurt Stock Exchange between the effective date and the closing date of this offering. Immediately after the closing of this offering, the global depository shares will be delisted from the Frankfurt Stock Exchange. Pursuant to the English Scheme of Arrangement, MatchNet plc will become a wholly-owned subsidiary of MatchNet, Inc., a Delaware corporation. Substantially all of the shares of common stock issued pursuant to the English Scheme of Arrangement will be immediately available for sale without restriction on the Nasdaq National Market, subject to lockup agreements with the underwriters and restrictions on resale under Rule 144 that will limit resales by certain stockholders. See “Shares Eligible for Future Sale.”

Critical Accounting Policies, Estimates and Assumptions

      Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, prepaid advertising, Web site and software development costs, goodwill, intangible and other long-lived assets, accounting for business combinations, contingencies, and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Management has discussed the development and selection of our critical accounting policies, estimates and assumptions with our Board of Directors and the Board has reviewed these disclosures.

      We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition and Deferred Revenue

      Substantially all of our revenues are derived from subscription fees. Revenues are presented net of credits and credit card chargebacks. We recognize revenue in accordance with accounting principles generally accepted in the United States and with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition.” Recognition occurs ratably over the subscription period, beginning when there is persuasive evidence of an arrangement, delivery has occurred (access has been granted), the fees are fixed and determinable, and collection is reasonably assured. Subscribers pay in advance, primarily by using a credit card, and all purchases are final and nonrefundable. Subscription fees collected in advance are deferred and recognized as revenue using the straight-line method over the term of the subscription.

          Prepaid Advertising Expenses

      In certain circumstances, we pay in advance for Internet based advertising on other contracted Web sites, and expense the prepaid amounts over the contract periods as the contracted Web site delivers on their commitment. We evaluate the realization of prepaid amounts at each reporting period, and expense prepaid amounts if the contracted Web site is unable to deliver on their commitment.

          Web Site and Software Development Costs

      We capitalize costs related to developing or obtaining internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Product development costs are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). SOP 98-1 requires that costs incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized. We exercise judgment in determining which stage of development a software project is in at any point in time.

      In accordance with EITF 00-2 “Accounting for Web Site Development Costs,” we expense costs related to the planning and post implementation phases of our Web site development efforts. Direct costs incurred in the development phase are capitalized. Costs associated with minor enhancements and maintenance for the Web site are included in expenses in the accompanying consolidated statements of operations.

      Capitalized Web site and software development costs are included in internal-use software in property and equipment and amortized over the estimated useful life of the products, which is usually three years. In accordance with the above accounting literature, we estimate the amount of time spent by our engineers in developing our software and enhancements to our Web sites.

          Valuation of Goodwill, Identified Intangibles and Other Long-lived Assets

      We test goodwill and intangible assets for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” and test property, plant and equipment for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We assess the impairment of goodwill, identifiable intangible assets and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	a significant decline in actual projected revenue;

•	a significant decline in the market value of our common stock;

•	a significant decline in performance of certain acquired companies relative to their original projection;

•	a significant difference between our net book value and our market value;

•	a significant decline in our operating results relative to our operating forecasts;

•	a significant change in the manner of our use of the acquired assets or the strategy for our overall business;

•	a significant decrease in the market value of an asset;

•	a shift in technology demands and development; and

•	a significant turnover in key management or other personnel.

      When we determine that the carrying value of goodwill, other intangible assets and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. In the case of the other intangible assets and other long-lived assets, this measurement is only performed if the projected undiscounted cash flows for the asset are less than its carrying value. No indicators of impairment in goodwill were present in 2003. We had impairment charges related to long-lived assets of $1.5 million in 2003 in accordance with SFAS 144.

          Accounting for Business Combinations

      We have acquired the stock or specific assets of a number of companies from 1999 through 2004 some of which were considered to be business acquisitions. Under the purchase method of accounting, the cost, including transaction costs, are allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

      The judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact net income. For example, different classes of assets will have useful lives that differ (e.g., the useful life of member database (three year amortization) may not be the same as the useful life of subscriber lists (three months) or domain names (indefinite lives)). Consequently, to the extent a longer-lived asset is ascribed greater value under the purchase method than a shorter-lived asset, there may be less amortization recorded in a given period or no amortization for indefinite lived intangibles.

      Determining the fair value of certain assets and liabilities acquired is judgmental in nature and often involves the use of significant estimates and assumptions.

      The value of our intangible and other long-lived assets, including goodwill, is exposed to future adverse changes if we experience declines in operating results or experience significant negative industry or economic trends or if future performance is below historical trends. We periodically review intangible assets and goodwill for impairment using the guidance of applicable accounting literature. We continually review the events and circumstances related to our financial performance and economic environment for factors that would provide evidence of the impairment of goodwill, identifiable intangibles and other long-lived assets.

          Legal Contingencies

      We are currently involved in certain legal proceedings, as discussed in the notes to the financial statements and under “Business — Legal Proceedings.” To the extent that a loss related to a contingency is reasonably estimable and probable, we accrue an estimate of that loss. Because of the uncertainties related to both the amount and range of loss on certain pending litigation, we may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome of such litigation. As additional information becomes available, we will assess the potential liability related to our pending litigation and make or, if necessary, revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

          Accounting for Income Taxes

      We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the assets and liabilities. In accordance with the provisions of SFAS 109, “Accounting for Income Taxes,” we record a valuation allowance to reduce deferred tax assets to the amount expected to more likely than not be realized in our future tax returns. As of June 30, 2004 and December 31, 2003, we had a valuation allowance that completely offset our deferred tax asset. Should we determine in the future that we will more likely than not be able to realize all or part of our net deferred tax assets, we will adjust the valuation allowance so that we will have a deferred tax asset for the amount we determine to be more likely than not to be realized in our future tax returns.

Results of Operations

      Prior to this offering, the global depository shares of MatchNet plc traded on the Frankfurt Stock Exchange in Germany. Pursuant to the laws governing this exchange, we publicly reported our quarterly and annual operating results. On April 28, 2004, we publicly announced that we had discovered accounting inaccuracies in previously reported financial statements. As a result, following consultation with our new auditors, we have restated our financial statements for the first two quarters of 2003 and for each of the years ended December 31, 2002 and 2001 to correct inappropriate accounting entries.

      The following is a more detailed discussion of our financial condition and results of operations for the periods presented.

      The following table presents our historical operating results as a percentage of net revenues for the periods indicated:

				Six Months
	Year Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

Consolidated Statements of Operations Data:
Net revenues	100%	100%	100%	100%	100%
Operating expenses:
Marketing	24.8	35.5	52.3	53.9	55.3
Customer service	6.1	7.4	6.9	6.6	6.1
Technical operations	17.0	9.7	11.7	11.7	10.8
Product development	3.4	3.7	2.5	2.6	2.3
General and administrative (excluding stock-based compensation)	52.7	48.8	45.8	33.1	39.1
Stock-based compensation	0.0	0.0	5.1	0.0	7.8
Amortization of goodwill and intangible assets	20.5	3.2	1.5	1.2	1.6
Impairment of long-lived assets and goodwill	38.3	0.0	4.1	0.0	0.0

Total operating expenses	162.8	108.3	129.9	109.1	123.0

Income from operations	(62.8)	(8.3)	(29.9)	(9.1)	(23.0)
Interest (income) and other expenses, net	15.6	(5.1)	(0.5)	(0.7)	0.1

Loss before income taxes	(78.4)	(3.2)	(29.4)	(8.4)	(23.1)
Provision for income taxes	0.0	0.0	0.0	0.3	0.0

Net loss	(78.4)%	(3.2)%	(29.4)%	(8.7)%	(23.1)%

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Business Metrics

      Active members grew to approximately 9.8 million at June 30, 2004 from approximately 7.1 million at June 30, 2003, or 38%. This increase was primarily due to increased marketing efforts and the increased popularity of online personals services.

      Subscribers at June 30, 2004 increased to approximately 235,000 from approximately 125,000 at June 30, 2003, or 88%. This increase corresponds with the increase in active members and improved conversion of active members to paying subscribers.

      Average revenue per subscriber, which represents the inverse of subscriber churn as calculated below multiplied by the average monthly subscription price, decreased to approximately $74.00 in the six months ended June 30, 2004 from approximately $84.00 in the six months ended June 30, 2003. The decrease was primarily due to a higher subscriber churn in the six months ended June 30, 2004 and a change in the revenue mix among our key Web sites whereby a higher percentage of subscribers at June 30, 2004 subscribed to our lower priced AmericanSingles Web site as compared to June 30, 2003.

      The subscriber churn was approximately 32% for the six months ended June 30, 2004 as compared to 29% for the six months ended June 30, 2003. Subscriber churn represents the ratio expressed as a percentage of (i) subscriber cancellations in the period divided by the average of the subscribers at the beginning and end of the period and (ii) the number of months in the period. The increase in churn was primarily due to a change in the revenue mix among our key Web sites whereby a higher percentage of subscribers at June 30, 2004 subscribed to our AmericanSingles Web site as compared to June 30, 2003. AmericanSingles typically has a higher subscriber churn than our other key Web site, JDate.

      The average subscriber acquisition cost, which represents marketing expense divided by the total number of subscribers added during the six month period, was approximately $37.00 for each of the six months ended June 30, 2004 and 2003. In general, the costs of online advertising have recently increased, and these costs are expected to continue to increase as long as the demand for online advertising remains robust. Increases in the costs of online advertising may increase our subscriber acquisition cost. Commencing in late 2004 or early 2005, we expect to expand to offline advertising, such as television, radio and print, which may be more expensive and could increase our subscriber acquisition costs. As we initiate these additional marketing efforts to build offline brand recognition, we expect that marketing expenses will increase and that there will initially be a significant lag between the time we incur the offline advertising expense and the receipt of revenues resulting from this advertising spend. As a result, we expect that our subscriber acquisition costs will be higher in the initial stages of our offline advertising efforts.

          Net Revenues

      Substantially all of our net revenues are derived from subscription fees and to a lesser extent from certain promotional events, which accounted for less than 2% of net revenues for the six months ended June 30, 2004 and 2003. Revenues are presented net of credits and credit card chargebacks. We expect net revenues from promotional events to comprise an even smaller percentage of net revenues in the future. We also expect to generate revenues from advertising on our Web sites in the future. Our subscriptions are offered in durations of one, three, six or twelve months. Plans with durations longer than one month are available at discounted rates. Some subscription programs renew automatically for subsequent periods until subscribers terminate them.

      Net revenues increased 99% to $30.9 million in the first half of 2004, compared to $15.5 million in the first half of 2003. The increase in net revenues is primarily due to an increase in subscriptions, as discussed above.

          Operating Expenses

      Operating expenses primarily consist of marketing, customer service, technical operations, product development and administrative expenses. Operating expenses increased 124% to approximately $37.9 million in the first six months of 2004 from approximately $16.9 million in the first six months of 2003. Stated as a percentage of net revenues, operating expenses were 123% in the first six months of 2004 compared to 109% in the first six months of 2003. The increase was primarily the result of a higher level of general and administrative expenses and increased online marketing expenses. The increase as a percentage of net revenues was primarily due to an employee severance charge of approximately $2.4 million, and a non-cash stock-based compensation charge of approximately $2.4 million.

      Marketing. Marketing expenses primarily consist of costs to obtain new subscribers and advertising costs. Marketing expenses increased 106% to approximately $17.1 million for the first six months of 2004 from approximately $8.3 million in the first six months of 2003, largely as a result of expanded online advertising campaigns. We plan to increase our marketing expenditures in the remainder of 2004 with additional online and possible offline advertising. The costs of online marketing are rising and are expected to continue to increase as long as the demand for online advertising remains robust. Marketing costs are expected to increase as we pursue our rebranding effort and are expected to increase as a percentage of revenues in the initial stages of our offline advertising efforts due to the expected lag in the receipt of revenues generated from those offline marketing efforts as described above.

      Customer Service. Customer service expenses primarily consist of costs associated with our member service center. Customer service expenses increased 90% to approximately $1.9 million in the first six months of 2004 from approximately $1.0 million in the first six months of 2003, largely as a result of increased number of employees necessary to support the larger number of members. We expect these costs to continue to increase as we seek to further support increased usage of our services by our members.

      Technical Operations. Technical operations expenses primarily consist of the people and systems necessary to support our network, Internet connectivity and other data and communication support. Technical operations expenses increased 83% to approximately $3.3 million in the first six months of 2004 from approximately $1.8 million in the first six months of 2003, largely as a result of the growth in the number of members and traffic (usage or people clicking on our URL domains to use our service) to our Web sites. We expect these costs to increase with any increase in traffic, unique users, registrants or subscribers.

      Product Development. Product development expenses primarily consist of costs incurred in the development, creation and enhancement of our Web sites and services. Product development expenses increased 78% to approximately $706,000 in the first six months of 2004 from approximately $397,000 in the first six months of 2003, largely as a result of costs associated with technical enhancements to our Web sites. We expense these costs as incurred, unless they are required to be capitalized. Capitalized costs were approximately $325,000 and $448,000 in the first six months of 2004 and 2003, respectively. The amortization of these costs is included in this line item. We expect these costs to increase as we develop additional features and functionality on our Web sites in order to enhance our members’ experience and satisfaction and increase the number and percentage of members that become paying subscribers.

      General and Administrative Expenses. General and administrative expenses primarily consist of personnel-related costs, professional fees, and occupancy and other overhead costs. General and administrative expenses increased 137% to approximately $12.1 million in the first six months of 2004 from approximately $5.1 million in the first six months of 2003, as a result of an increase in hiring people to support growth and an employee severance charge of approximately $2.4 million. We expect these general and administrative expenses, excluding the referenced severance, to increase as we continue to hire a number of key management personnel, including a Chief Financial Officer, Controller and General Counsel and pursue future growth opportunities and manage the increasing complexity associated with growth. We also expect these expenses to increase due to the anticipated increase in professional fees resulting from the English Scheme of Arrangement, this initial public offering of our common stock and our subsequent obligations as a public reporting company in the United States.

      Stock-Based Compensation. Stock-based compensation is recognized over the vesting period of the subject securities and is based on the excess on the date of grant of the deemed fair value of the underlying shares and the exercise price on the date of grant. Stock-based compensation was approximately $2.4 million in the first six months of 2004 compared to zero in the first six months of 2003.

      Interest Income and Other Expenses, Net. Interest income and other expenses, net primarily consist of gain (loss) associated with temporary investments in interest bearing accounts and marketable securities. Interest income and other expenses, net decreased to expense of approximately $32,000 in the first six months of 2004 from income of approximately $110,000 in the first six months of 2003.

          Net Loss

      Net loss increased to approximately $7.1 million in the first six months of 2004 from approximately $1.3 million in the first six months of 2003 largely as a result of the increase in operating expenses to expand and grow during the period and invest for future opportunities, as well as an employee severance payment of approximately $2.4 million and stock-based compensation of $2.4 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

          Business Metrics

      Active members grew to approximately 9.5 million in 2003 from approximately 5.9 million in 2002, or 61%. This increase was primarily due to increased marketing efforts and the increased popularity of online personals services.

      Subscribers at December 31, 2003 increased to approximately 190,000 from approximately 80,000 at December 31, 2002, or 138%. This increase corresponds with the increase in active members and improved conversion of active members to paying subscribers.

      Average revenue per subscriber decreased to approximately $85.00 in 2003 from approximately $102.00 in 2002. The decrease was primarily due to a higher subscriber churn in 2003 and a change in the product mix whereby a higher percentage of subscribers at December 31, 2003 subscribed to our lower priced AmericanSingles Web site as compared to December 31, 2002.

      Subscriber churn increased to approximately 26% for 2003 from approximately 20% in 2002. The increase was primarily due to a change in the product mix whereby a higher percentage of subscribers at December 31, 2003 subscribed to our AmericanSingles Web site as compared to December 31, 2002.

      The average subscriber acquisition cost increased to approximately $36.00 for 2003 from approximately $30.00 for 2002. The increase was primarily due to online marketing efforts designed to drive additional members to our Web sites.

          Net Revenues

      Net revenues increased 125% to approximately $36.9 million in 2003, compared to approximately $16.4 million in 2002. The increase in net revenues is due to an increase in the overall use of our services, the number of subscribers increasing to approximately 190,000 at December 31, 2003 from approximately 80,000 at December 31, 2002. Substantially all of our net revenues for the year ended December 31, 2003 and 2002 were derived from subscription fees and to a lesser extent from certain promotional events which accounted for less than 2% and 5% of net revenues for the year ended December 31, 2003 and 2002, respectively.

          Operating Expenses

      Operating expenses increased 171% to approximately $48.0 million in 2003 from approximately $17.7 million in 2002. Stated as a percentage of net revenues, operating expenses were 130% in 2003 compared to 108% in 2002. The increase was primarily the result of continued investment in customer service, online marketing and technical infrastructure.

      Marketing. Marketing expenses increased 233% to approximately $19.3 million in 2003 from approximately $5.8 million in 2002, largely as a result of expanded online advertising campaigns.

      Customer Service. Customer service expenses increased 108% to approximately $2.5 million in 2003 from approximately $1.2 million in 2002, largely as a result of increased number of employees necessary to support the larger number of members.

      Technical Operations. Technical operations expenses increased 169% to approximately $4.3 million in 2003 from approximately $1.6 million in 2002, largely as a result of the growth in the number of members and traffic (usage or people clicking on our URL domains to use our services) to our sites.

      Product Development. Product development expenses increased 54% to $928,000 in 2003 from $603,000 in 2002, largely as a result of costs associated with technical enhancements to our Web sites. We expense these costs as incurred, unless they are required to be capitalized. Capitalized costs in 2003, 2002 and 2001, were approximately $825,000, $572,000, and $290,000, respectively. The amortization of these costs are included in this line item.

      General and Administrative Expenses. General and administrative expenses increased 111% to approximately $16.9 million in 2003 from approximately $8.0 million in 2002, largely as a result of an increase in hiring people to support the growth in revenues, and the addition of new Web sites. General and administrative expenses for 2003 also included approximately $1.7 million in charges related to contingencies.

      Stock-Based Compensation. Stock-based compensation was approximately $1.9 million in 2003 compared to zero in 2002. The 2003 charge reflected non-cash expenses associated with the issuance of stock options and warrants to advisors. We treated these options and warrants as variable and as a result will be required to recognize an increase or decrease in operations expense based on the fair value of such options and warrants on a quarterly basis.

      Impairment of Long-lived Assets and Goodwill. In October 2003, based on business developments that took place in 2003, and on management’s opinion that rapid changes in technology reduced the fair value of some of its property and equipment (mostly computer equipment and capitalized software costs), we recorded an impairment charge of approximately $1.5 million.

      Interest Income and Other Expenses, Net. Interest income and other expenses, net primarily consist of gain (loss) associated with temporary investments in interest-bearing accounts and marketable securities. Interest income and other expenses, net decreased 78% to income of approximately $188,000 in 2003 from income of approximately $840,000 in 2002. Interest income and other expenses, net in 2002 was positively affected by a gain of approximately $400,000 recognized on the sale of domain names.

          Net Loss

      Net loss increased to approximately $10.9 million in 2003 from approximately $524,000 in 2002, largely as a result of the increase in operating expense to support growth during the period and planned for the future.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

          Business Metrics

      Active members grew to approximately 5.9 million in 2002 from approximately 4.1 million in 2001, or 44%. This increase was primarily due to increased marketing efforts and the increased popularity of online personals.

      Subscribers at December 31, 2002 increased to approximately 80,000 from approximately 45,000 at December 31, 2001, or 78%. This increase corresponds to the increase in active members and improved conversion of active members to paying subscribers.

      Average revenue per subscriber decreased to approximately $102.00 in 2002 from approximately $134.00 in 2001. The decrease was primarily due to a change in the product mix whereby a higher percentage of subscribers at December 31, 2002 subscribed to our lower priced AmericanSingles Web site as compared to December 31, 2001.

      Subscriber churn was approximately 20% for both 2002 and 2001.

      The average subscriber acquisition cost increased to approximately $30.00 in 2002 from approximately $22.00 in 2001. The increase was primarily due to our online marketing efforts designed to drive additional members to our Web sites.

          Net Revenues

      Net revenues increased 58% to approximately $16.4 million in 2002, compared to approximately $10.4 million in 2001. The increase in net revenues is primarily due to an increase in the overall use of our services, with the number of subscribers increasing to approximately 80,000 at December 31, 2002 from approximately 45,000 at December 31, 2001. Substantially all of our net revenues for 2002 and 2001 were derived from subscription fees and to a lesser extent from certain promotional events which accounted for less than 5% and 6% of net revenues for the year ended December 31, 2002 and 2001, respectively.

          Operating Expenses

      Operating expenses increased 4% to approximately $17.7 million in 2002 from approximately $17.0 million in 2001. Stated as a percentage of net revenues, operating expenses were 108% in 2002 compared to 163% in 2001.

      Marketing. Marketing expenses increased 123% to approximately $5.8 million in 2002 from approximately $2.6 million in 2001, largely as a result of expanded online advertising campaigns.

      Customer Service. Customer service expenses increased 87% to approximately $1.2 million in 2002 from approximately $641,000 in 2001, largely as a result of an increased number of employees necessary to support the larger number of members.

      Technical Operations. Technical operations expenses decreased 11% to approximately $1.6 million in 2002 from approximately $1.8 million in 2001, largely as a result of renegotiation of our data center contract.

      Product Development. Product development expenses increased 69% to approximately $603,000 in 2002 from approximately $357,000 in 2001, largely as a result of costs associated with technical enhancements to our Web sites. We expense these costs as incurred, unless they are required to be capitalized. Capitalized costs in 2002 and 2001, were approximately $572,000, and $290,000, respectively. The amortization of these costs are included in this line item.

      General and Administrative Expenses. General and administrative expenses increased 45% to approximately $8.0 million in 2002 from approximately $5.5 million in 2001, largely as a result of an increase in hiring people to support the growth in revenues, and the addition of new products.

      Impairment of Long-lived Assets and Goodwill. In 2001, we recorded impairment charges of approximately $4.0 million related to assets acquired as part of certain business acquisitions.

      Interest Income and Other Expenses, Net. Interest income and other expenses, net increased to income of approximately $840,000 in 2002 from approximately $1.6 million in expense in 2001. Interest income and other expenses, net in 2002 was positively affected by a gain of approximately $400,000 recognized on the sale of domain names.

          Net Loss

      Net loss decreased to approximately $524,000 in 2002 from approximately $8.2 million in 2001, largely as a result of impairment of long-lived assets and goodwill of approximately $4.0 million related to the acquisition of SocialNet and the amortization of goodwill and intangible assets of approximately $2.1 million in 2001 versus approximately $524,000 in 2002 partially offset by increased investment in marketing and infrastructure.

Quarterly Results of Operations

      You should read the following tables presenting our quarterly results of operations in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on substantially the same basis as our audited consolidated financial statements which, in the opinions of management, includes all adjustments, consisting only of normal recurring adjustments, except as otherwise indicated, necessary for the presentation of the results of operations for such periods. You should also keep in mind, as you read the following tables, that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended

	Mar 31,	Jun 30,	Sep 30,	Dec 31,		Jun 30,	Sep 30,
	2002	2002	2002	2002	Mar 31,	2003	2003	Dec 31,	Mar 31,	Jun 30,
	(1)	(1)	(1)		2003	(1)	(1)	2003	2004	2004

	(unaudited)
Consolidated Statements of Operations Data: (in thousands)
Net revenues	$3,483	$3,630	$3,955	$5,284	$7,036	$8,423	$9,792	$11,690	$15,050	$15,812
Operating expenses:
Marketing	950	1,361	1,197	2,291	3,515	4,811	4,443	6,564	7,129	9,951
Customer service	299	279	276	353	563	458	736	779	975	903
Technical operations	406	330	423	428	819	994	1,024	1,504	1,344	1,974
Product development	145	130	167	161	168	229	82	449	279	427
General and administrative (excluding stock-based compensation)	1,590	1,759	1,561	3,086	2,483	2,628	6,025	5,749	6,383	5,695
Stock-based compensation	—	—	—	—	—	—	—	1,871	1,712	689
Amortization of goodwill and intangible assets	3	11	7	503	131	58	200	166	244	238

Impairment of long-lived assets and goodwill	—	—	—	—	—	—	—	1,532	—	—

Total operating expenses	3,393	3,870	3,631	6,822	7,679	9,178	12,510	18,614	18,066	19,877

Income from operations	90	(240)	324	(1,538)	(643)	(755)	(2,718)	(6,924)	(3,016)	(4,065)
Interest (income) and other expenses, net	(52)	(212)	(206)	(370)	(53)	(57)	(22)	(56)	4	28

Income (loss) before income taxes	142	(28)	530	(1,168)	(590)	(698)	(2,696)	(6,868)	(3,020)	(4,093)
Income taxes	—	—	—	—	1	39	—	(40)	1	—

Provision for net income (loss)	$142	$(28)	$530	$(1,168)	$(591)	$(737)	$(2,696)	$(6,828)	$(3,021)	(4,093)

Net income (loss) per share — basic(2)	$0.01	$0.00	$0.03	$(0.06)	$(0.03)	$(0.04)	$(0.14)	$(0.35)	$(0.14)	$(0.18)
Weighted average shares outstanding — basic (2)	17,954	18,516	18,707	18,460	18,707	18,736	18,960	19,449	21,286	22,264
Net income per share — diluted (2)	$0.01	—	$0.03	—	—	—	—	—	—	—
Weighted average shares outstanding — diluted (2)	19,333	—	20,063	—	—	—	—	—	—	—

Business Metrics (3)
Active members (in thousands) (4)	4,300	5,400	5,700	5,900	6,700	7,100	8,500	9,500	9,500	9,800
Subscribers (in thousands)	55	50	60	80	110	125	130	190	220	235
Average revenue per subscriber (5)	$110	$90	$117	$99	$88	$82	$81	$90	$74	$74
Subscriber churn(6)	20%	25%	19%	24%	28%	29%	30%	27%	33%	31%
Average subscriber acquisition cost (7)	$18	$38	$28	$32	$33	$40	$38	$35	$31	$44

(1)	These amounts in consolidated statements of operations data are restated from amounts contained in previously filed quarterly reports with the Frankfurt Stock Exchange. See “Risk Factors—We Face Risks Related to Our Recent Accounting Restatements.”
(2)	For information regarding the computation of per share amounts, refer to note 1 of our consolidated financial statements.
(3)	All business metrics are full period, except active members and subscribers, which are as of period end.
(4)	Represents individuals who posted a personal profile on one of our Web sites or logged on to that Web site at least once in the 12 months preceding the period end date.
(5)	Represents the inverse of subscriber churn as calculated in note (6) below, multiplied by the average monthly subscription price.
(6)	Subscriber churn represents a ratio, expressed as a percentage, of (i) subscriber cancellations in the period divided by the average of the subscribers at the beginning and end of the period and (ii) the number of months in the period. Subscriber cancellations represents the sum of subscribers at the beginning of the period and subscribers added during the period less subscribers at the end of the period.
(7)	Represents marketing expense divided by the gross number of subscribers added during the period.

Liquidity and Capital Resources

      At June 30, 2004, we had cash, cash equivalents and marketable securities of approximately $9.5 million. We have historically financed our operations with internally generated funds and offerings of equity securities. We have no revolving or term credit facilities.

      Net cash provided by (used in) operating activities was approximately ($1.0) million and $1.1 million for the six months ended June 30, 2004 and 2003 respectively. Net cash provided by operating activities was approximately $2.2 million for the year ended December 31, 2003 which was comparable to approximately $2.1 million and ($2.7 million) for the years ended December 31, 2002 and 2001, respectively.

      Net cash used in investing activities was approximately $7.4 million for the six months ended June 30, 2004. Cash related to investing activities was used primarily for acquisitions requiring approximately $4.2 million and capital expenditures of approximately $3.6 million. Net cash used in investing activities was approximately $313,000 for the six months ended June 30, 2003. Net cash used in investing activities was approximately $1.5 million, $5.2 million and $4.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. The change in 2003 primarily reflects the sale of marketable securities partially offset by the purchase of capital equipment and the deposit for the acquisition of a business.

      Net cash provided by financing activities was approximately $12.8 million for the six months ended June 30, 2004, which consisted primarily of net proceeds from the issuance of equity securities. Net cash provided by financing activities was approximately $35,000 for the six months ended June 30, 2003. Net cash provided by financing activities was approximately $895,000, $790,000 and $173,000 for the years ended December 31, 2003, 2002 and 2001 respectively.

      For the six months ended June 30, 2004 and the year ended December 31, 2003, we had capital expenditures of approximately $3.6 million and $2.7 million, respectively. We currently estimate capital expenditures of approximately $7.0 to $8.0 million and $8.0 to $9.0 million for the years ending December 31, 2004 and 2005 respectively, primarily for computer hardware and software.

      We currently anticipate that the proceeds of this offering, existing cash, cash equivalents and marketable securities and cash flow from operations will be sufficient to meet our anticipated needs for working capital, operating expenses and capital expenditures for at least the next 12 months. We may need to raise additional funds in the future to fund more aggressive brand promotions and rapid expansion, develop newer or enhanced services, respond to competitive pressures or acquire complementary businesses, technologies or services. Such additional financing may not be available on terms acceptable to us or at all. If additional funds are not available or not available on acceptable terms, we may not be able to fund our expansion, promote our brands, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures.

Contractual Payment Obligations

      The following table describes our contractual commitments and obligations as of December 31, 2003 (in thousands):

	Less than	1-3	4-5	More than
	1 year	years	years	5 years	Total

Capital leases	$352	$167	$—	$—	$519
Operating leases	572	1,195	—	—	1,767
Other commitments and obligations	482	514	—	—	996

Total contractual obligations	$1,406	$1,876	$—	$—	$3,282

      Other commitments and obligations is comprised of contracts with software licensing, communications, computer hosting, and marketing service providers. These amounts totaled $482,000 for less than one year and $514,000 between one and three years. Contracts with other service providers are for 30 day terms or less.

Interest Rate Risk

      Our exposure to market rate risk for changes in interest rates relates primarily to our cash, cash equivalents and marketable securities. We have not used derivative financial instruments to mitigate such risk. We invest our excess cash in debt instruments of the U.S. Government and its agencies.

      Investments in both fixed-rate and floating-rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates.

Foreign Currency Exchange Risk

      As we increase our operations in international markets we may become exposed to potentially volatile movements in currency exchange rates. Foreign exchange gains and losses were not material to our earnings for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001.

Change in Accountants

      On March 23, 2004, upon the authorization of our board of directors, we dismissed Stonefield Josephson and engaged Ernst & Young LLP as our independent auditors.

      During the years ended December 31, 2003 and 2002, and the subsequent period from January 1, 2004 to March 23, 2004, Stonefield Josephson did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Stonefield Josephson, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on our financial statements for such years. The reports of Stonefield Josephson on financial statements for the years ended December 31, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. We did not consult with Ernst & Young LLP on any financial or accounting reporting matters before its appointment.

      Notwithstanding the foregoing, during the course of the preparation of our financial statements for the year ended December 31, 2003, we discovered accounting inaccuracies in previously reported financial statements, including those for the years ended December 31, 2002 and 2001 that were covered by reports issued by Stonefield Josephson. Difficulties arose from differing views between Ernst & Young LLP and Stonefield Josephson regarding the necessity and scope of a restatement of 2002 and 2001 financial statements. Up to that point, we had expected to include Stonefield Josephson’s reports on those years in this prospectus. However, we were unable to timely obtain concurrence from Stonefield Josephson that restatements were required and the extent of such restatements. As a result, we directed Ernst & Young LLP to reaudit the years ended December 31, 2002 and 2001 and we have restated our financial statements for these years and for the first two quarters of 2003 to correct inappropriate accounting entries.

      The restatements primarily related to the timing of recognition of deferred revenue and the capitalization of bounty costs, which are the amounts paid to online marketers to acquire members. The restatements, which are in accordance with United States generally accepted accounting principles, pertained primarily to timing matters and had no impact on cash flow from operations or our ongoing operations. The impact on net loss for 2002 and 2001 was an increase of $1.0 million and $1.5 million, respectively.

Sarbanes-Oxley Compliance and Corporate Governance

      As a public company, we will be subject to the reporting requirement of the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act requires, among other things, that we establish and regularly evaluate the effectiveness of disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We also must comply with all corporate governance requirements of the Nasdaq National Market, including independence of our audit committee and independence of the majority of our board of directors.

      We plan to timely satisfy all requirements of the Sarbanes-Oxley Act and the Nasdaq National Market applicable to us. We expect that our Board of Directors will appoint a disclosure committee to administer our disclosure controls and procedures. We have taken, and will continue to take, certain actions designed to enhance our disclosure controls and procedures. We have adopted a Code of Business Conduct and Ethics that is applicable to all of our directors, officers and employees. We will establish a confidential and anonymous reporting process for the receipt of concerns regarding questionable accounting, auditing, or other business matters from our employees. We intend to hire a General Counsel to assist us in the continued enhancement of our disclosure controls and procedures. In addition, we intend to put additional personnel and systems in place which we expect will provide us the necessary resources to be able to timely file the required periodic reports with the Commission as a publicly traded company. We intend to hire a Chief Financial Officer, Controller and other financial personnel to lead our existing staff in the performance of the required accounting and reporting functions. In addition, we plan to install a new accounting system and implement additional controls and procedures designed to improve our financial reporting capabilities and improve reporting efficiencies.

      On an ongoing basis we intend to conduct a controls evaluation to identify control deficiencies and to confirm that appropriate corrective action, including process improvements, are being undertaken. We expect to conduct this type of evaluation on a quarterly basis so that the conclusions concerning the effectiveness of our controls can be reported in our periodic reports. The overall goals of these various evaluation activities will be to monitor our internal controls for financial reporting and our disclosure controls and procedures and to make modifications as necessary. Our intent in this regard is that our internal controls for financial reporting and our disclosure controls and procedures will be maintained as dynamic systems that change (including with improvements and corrections) as conditions warrant.

      Our ability to enhance our disclosure controls and procedures, to conduct controls evaluations and to modify controls and procedures on an ongoing basis may be limited by the current state of our staffing, accounting system and internal controls. You should refer to the discussion under “Risk Factors — If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.”

BUSINESS

      We are a leading provider of online personals services in the United States and internationally. We enable adults to meet online and participate in a community, become friends, date, form a long-term relationship or marry. In the first six months of 2004 we averaged approximately 5.3 million unique monthly visitors to our Web sites, which, according to comScore Media Metrix, ranked us as the second largest online personals property among United States Internet users. Currently, our key Web sites are AmericanSingles and JDate. Membership on our sites is free and allows a registered user to post a personal profile and to access our searchable database of member profiles and our 24/7 customer service. The ability to communicate with other members requires the payment of a monthly subscription fee, which represents our primary source of revenue.

      As of June 30, 2004, we had approximately 9.8 million active members, which we define as members who have posted a personal profile or have logged on to any of our Web sites at least once in the last 12 months, and approximately 235,000 paying subscribers, representing increases of 38% and 88%, respectively, from June 30, 2003.

      We intend to grow our business in the following ways:

•	Expand our base of members in the United States and internationally;

•	Increase the number and percentage of our members who become paying subscribers; and

•	Add revenue opportunities through online advertising on our Web sites.

      We believe that one of our key opportunities lies in our ability to significantly enhance our primary brand. To address this we intend to launch a rebranding campaign designed to heighten our brand recognition and attract additional active members and subscribers. We intend to change our name, establish the new company name as our primary consumer brand and consolidate our online personals services, except for JDate, under this umbrella brand name. We intend to spend a portion of the proceeds of this offering to institute a marketing program designed to further effectuate this rebranding effort.

Our Industry

     Overview

      We believe that online personals fulfill significant needs for America’s 86 million single adults who are looking to meet a companion or date. Traditional methods such as printed personals advertisements, offline dating services and public social gathering places often do not meet the needs of time-constrained single people. Printed personals advertisements offer individuals limited personal information and interaction before meeting. Offline dating services are time-consuming, expensive and offer a smaller number of potential partners. In contrast, online personals services facilitate interaction between singles by allowing them to screen and communicate with a large number of potential companions. This medium allows users to communicate with other singles at their convenience and affords them the ability to virtually meet multiple people in a safe and secure setting. Moreover, online personals services allow people to learn considerably more about someone prior to an in-person meeting, through detailed personal profiles, emails and instant messaging.

     Growth Drivers

      Internet growth and broadband adoption. In 2003, International Data Corporation, or IDC, estimated there were 700 million Internet users worldwide and projected the number of Internet users to grow to approximately 1.1 billion by 2007. It is estimated that this will be primarily driven by growth outside the United States. In the United States, users are migrating to broadband connections which enable faster delivery of complex content such as online photos and streaming media, as well as instant messaging. IDC projects that 61% of Internet households in the United States will have broadband connections by 2007, up from 35% in 2003.

      Growth in e-commerce. We believe broadband users have a higher propensity to conduct e-commerce transactions including the purchase of content and services online, as these Internet connections provide a faster, more convenient transaction experience. According to IDC, worldwide consumer e-commerce spending is expected to grow from $216 billion in 2003 to $759 billion by 2007, implying a compound annual growth rate of 37%.

      Mainstream acceptance of online personals services. Online personals services continue to gain mainstream acceptance. According to Jupiter Research, 21% of all United States Internet users browsed online personals and 13% posted their own profiles in 2003. In addition, according to comScore Media Metrix, in 2003 the average time spent on online personals sites per month by users rose 155%, from 44 minutes in January 2003 to 111 minutes in January 2004. Online personals services now represents the largest segment of content purchased online, growing 49% in 2003 to $450 million, according to the Online Publishers Association.

Our Competitive Strengths

•	Critical mass of members. We had over 9.8 million active members as of June 30, 2004. We believe that one of the reasons singles seeking friendship, dating or long-term relationships are attracted to our Web sites is because of our large pool of current members. We believe that increasing social interaction among members within our online community and generating strong word-of-mouth helps create additional interest in our services, add new members, convert members into paying subscribers and retain members.

•	Web site functionality. We continually evaluate the functionality of our Web sites to improve our members’ online personals experience. We believe our matching technology gives us a competitive advantage over many of our competitors in the online personals industry. Our systems match members across a myriad of attributes, taking into account personal profile data and preferences as well as additional proprietary parameters. In addition, many of the features that we offer increase the probability of communication between our members, which we believe increases the number and percentage of members who become paying subscribers. We believe our Web site functionality drives return visits to our Web sites and helps retain subscribers who might otherwise consider switching to our competitors’ Web sites.

•	Customer service focus. We believe that our customer service offers a competitive advantage and differentiates us from our major competitors. Our multi-lingual call center is staffed 24/7 with dating and technical consultants. These consultants help members with such matters as completing personal profiles and choosing photos for their profiles, as well as answering questions about billing and technical issues. We believe our quality customer service increases member satisfaction, which improves the number and percentage of members that become paying subscribers and retention of subscribers.

Our Web Sites

      Our online personals services offer single adults a secure and private setting for meeting other singles. Visitors to our Web sites are encouraged to become registered members by posting profiles. Posting a profile is a multi-stage process, where visitors are asked various questions about themselves, including information such as their tastes in food, hobbies, and desired attributes of potential partners. Members are also urged to post photos, since this is likely to improve their chances of making a successful contact with another member. Once they are members they can make detailed searches of other profiles and save their preferences, and their profiles can be viewed by other members. In order for members to communicate with other members, they must purchase a subscription. A subscription affords access to the subscribers’ on-site email and instant messaging, enabling them to communicate with other subscribers. Our subscription fees are charged on a monthly basis, with discounts for longer-term subscriptions ranging from three to twelve months.

      We strive to offer traditional as well as new and different ways for our members to communicate. Examples of ways our members can communicate include:

•	On-site Email—We provide all subscribers with private message centers, dedicated exclusively to communications with other subscribers. These personal on-site email boxes offer features such as customizable folders for storing correspondence, the ability to know when sent messages were read as well as block and ignore functions, which afford a subscriber the ability to control future messages from a specific subscriber.

•	Hot Lists and Favorites—Among the most popular features on our Web sites, “Hot Lists” enable members to see who’s interested in them and to save those favorite members that they are interested in. Lists include who’s viewed your profile, your favorites and who’s emailed you. Members can group their favorites into customized folders and add their own notes, including detail included in a member’s profile.

•	Real-time chat rooms—Subscribers can utilize our exclusive chat rooms to mix and mingle in real-time, building community through one-to-many communication. Additional features enable users to add customized graphics such as emoticons to their conversations.

•	Ice Breakers (Flirt/Tease)—allows members to send “pre-packaged” opening remarks to other members or subscribers.

•	Instant messaging and Online Now—enables real-time communication between subscribers, creating a real-time call to action. Audio/video functionality is offered on one of our Web sites and we are in the process of implementing this feature on all of our sites.

•	Click!—connects members who think they would be compatible with each other. A member simply clicks “yes,” “no” or “maybe” in another member’s profile. When two members click “yes” in each other’s profiles, our patented feature sends an email to both of them alerting them of a possible match.

      We believe we are a unique company in the online personals markets because, in addition to servicing mass markets, we operate Web sites targeted at selected niche markets. We currently offer our services in English, German and Hebrew. Our key Web sites are as follows:

      AmericanSingles.com. AmericanSingles is our mainstream U.S. online dating community, targeted at an audience of singles between 25 and 49 years old. The site caters to singles of all races, ethnicities, and interests. AmericanSingles members are primarily concentrated in major metropolitan areas across the United States. The current monthly subscription fee on AmericanSingles is $24.95. As part of our emerging rebranding strategy, we intend to relaunch AmericanSingles.com under our new company name in late 2004.

      JDate.com. JDate was our first Web site and is solely dedicated to the Jewish community. Currently, JDate members represent approximately one third of all Jewish singles in the United States, based on data provided by the National Jewish Population Survey. JDate members are primarily concentrated in New York, Southern California, Miami and Chicago. The current monthly subscription fee on JDate is $34.95.

Business Strategy

      We intend to grow subscription-based revenue by growing the number of our members, increasing the number and percentage of our members who convert to subscribers and enhancing our subscribers’ online experience. Our large base of members provides us with a significant amount of consumer data to evaluate areas for growth. We are able to analyze different groups of members by key metrics such as average conversion rates and average revenue per subscriber and identify those targeted groups that may prefer a dedicated service. In addition to growing our subscription-based business, we plan to generate revenue by monetizing our large online community through online advertising.

      Grow memberships. We believe there are significant growth opportunities to build brand awareness, drive additional traffic to our Web sites and identify new markets, where we can leverage our existing infrastructure to increase memberships.

•	Rebranding strategy. We believe that significant opportunities lie in our ability to enhance our brands. We intend to launch a rebranding campaign designed to heighten our brand recognition and attract additional active members and subscribers. We plan to change our name and establish the new company name as the primary consumer brand for our services except for JDate. We believe that marketing the new company brand name as opposed to several distinct brands will allow us to gain marketing efficiencies and heighten our brand recognition.

•	Integrated and targeted marketing. We believe that targeting potential members with consistent and compelling marketing messages, delivered through a broad mix of marketing channels, will be effective in driving more traffic and a higher percentage of relationship-oriented singles to our Web sites. We intend to use a variety of channels to increase our base of members including online and offline advertising, public relations, promotional alliances and special events.

•	Geographic expansion. We plan to expand into new geographic markets where we can introduce one or more of our existing products in multiple languages. We believe that our recently introduced multi-currency payment system will aid the growth in our international member base.

•	Niche market expansion. We intend to expand into new demographic markets in an effort to increase the number of our members. We believe there are a number of niche markets, or targeted demographics, that would prefer to interact within their own ethnic, lifestyle or religious group. We plan to target those groups that possess the scale to obtain the required critical mass of members.

      Increase conversion rates. As of June 30, 2004, we had approximately 235,000 subscribers. We believe that a significant growth opportunity lies in our ability to convert more of our 9.8 million active members as of June 30, 2004 to paying subscribers. We plan to achieve this increase in conversion by focusing on:

•	Improved matching technology. We believe that the more successful members are in finding matches in our database, the more likely they are to communicate with those members, which requires that they become subscribers. We intend to continue to enhance our matching technology and the quality and relevance of search results to provide fast, relevant matching suggestions.

•	Leveraging strong customer service. Each time a member or potential member contacts our customer service center by email or phone, it represents a potential new subscriber to our services. By training our customer service representatives on upselling opportunities we believe they will continue to be successful in selling and building loyalty to our subscription-based services.

•	Improved member communications. We believe that enhanced member communications is a key component to growing our business. We focus on improving and enhancing our Web site functionality and features to encourage communications between members, which requires that members become subscribers. We will also continue to inform members of new features and functions with the goal of improving our conversion ratios.

      Pursue additional revenue through online advertising on our Web sites. Many advertisers target the mass audience and niche communities we serve. We believe we have the critical mass of unique monthly visitors to our Web sites necessary to attract interest from advertisers which will allow us to generate additional revenue. By expanding our membership base and offering improved Web site functionality and features designed to enhance the average time spent on our Web sites per month, we believe that we can generate additional advertising opportunities.

Customer Service

      Our customer support and service function operates 24/7. As of June 30, 2004, we employed 79 customer service representatives at our Beverly Hills, California facility and 10 customer service representatives at our Israeli facility that serves our Hebrew-speaking members. Our team of customer service representatives helps members with matters such as completing personal essays and choosing photos for their profiles, as well as answering questions about billing and technical issues. Customer service representatives undergo comprehensive, ongoing training in an effort to better personalize the experience for members or subscribers that call in and to capitalize on upselling opportunities. On average we receive 1,400 phone calls and 9,000 emails per day, and our average wait time for phone calls and response rate for emails is two minutes and four hours, respectively.

Marketing

      Historically, we have engaged in a variety of marketing activities intended to drive consumer traffic to our Web sites and allow us the opportunity to introduce our products and services to prospective members. Our marketing efforts have been principally focused online, where we have employed a combination of banner and other display advertising on Web portals and other specialized sites. We have also relied on commercial search listings and direct e-mail campaigns to attract potential customers, and have utilized a network of online affiliates, through which we acquire traffic.

      In order to drive broader awareness of our online personals services and brands, we expect to invest in an integrated and targeted marketing campaign and broaden the marketing channels we use. In addition to our current online marketing efforts, we expect to employ a variety of offline marketing activities. These may include broadcast, print and outdoor advertising, public relations, event sponsorship and promotional alliances. We believe that a more targeted marketing message, delivered through an array of available marketing channels, will improve consumer awareness of our brands and drive more traffic to our Web sites.

      An essential component of our marketing strategy will be to establish our new company name as the primary consumer brand name for our properties. With the exception of JDate, which we believe has built significant brand equity and consumer awareness, we intend to consolidate our online dating properties under the umbrella brand of our new company name. We plan to change our name and intend to relaunch AmericanSingles.com under the new company name in late 2004. We intend to spend a portion of the proceeds of this offering to institute a marketing program designed to further effectuate this rebranding effort.

Technology

      Our software development team consists of 14 employees as of June 30, 2004, who are focused on expanding and improving the features and functionality of our Web sites. As feature and functionality development is an important element of our strategy, we plan to significantly expand our software development team. In addition to our development team, an additional 26 technology employees maintain our software and hardware infrastructure.

      Our network infrastructure and operations are designed to deliver high levels of availability, performance, security and scalability in a cost-effective manner. The majority of our software architecture is based on standard modular Microsoft technology, and is designed for maximum flexibility and scalability, which we believe facilitates the addition of new Web sites and features.

      Our scalable email system runs on four servers, with each server capable of sending approximately 2 million messages per hour. In addition to our email servers, we operate another 260 Web, database and other servers, which are co-located at a facility in El Segundo, California that is operated by a third party. We plan to add adequate redundant hardware and software systems supporting our services at an alternate site within the next 12 months.

Intellectual Property

      We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brands. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to proprietary technology.

      MatchNet, JDate, and AmericanSingles are our registered trademarks in the United States and several other countries; we have a number of other registered and unregistered trademarks. Our patent for Click! was granted in September of 1999 and pertains to an automated process for confidentially determining whether people feel mutual attraction or have mutual interests. The patent describes the method and apparatus for the identification of a person’s level of attraction and the subsequent notification when the feeling or attraction is mutual.

Competition

      We operate in a highly competitive environment with minimal barriers to entry. We believe that the primary competitive factors in creating a community on the Internet are functionality, brand recognition, critical mass of members, member affinity and loyalty, ease-of-use, quality of service and reliability. We compete with a number of large and small companies, including vertically integrated Internet portals and specialty-focused media companies that provide online and offline products and services to the markets we serve. Our principal online personals services competitors include Match.com, Yahoo! Personals, eHarmony, LavaLife and Tickle, which operate primarily in North America, and Meetic, in Europe. In addition, we face competition from social networking Web sites such as Friendster, MySpace and Orkut. There are also several other companies offering online personals services that compete with us, but are smaller than we are in terms of paying subscribers and annual revenue generation.

Employees

      As of June 30, 2004, we had 194 full-time employees. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good.

Facilities

      Our headquarters are located in Beverly Hills, California, where we occupy approximately 25,000 square feet of office space that houses our technology department, customer service operations, and most of our corporate and administrative personnel. This lease expires on July 31, 2006. We also lease office space in England, Israel and Germany. We believe that our facilities are adequate for our current needs and suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or accommodate expansion of our operations.

Legal Proceedings

      On July 13, 2001, Liveworld, Inc. filed a complaint in the Santa Clara County Superior Court in California against our company and SocialNet, Inc. In February 2001, we purchased the outstanding shares of SocialNet pursuant to a share exchange agreement. The plaintiff contends that we assumed the obligations of SocialNet pursuant to a letter agreement to purchase $1.5 million of services from the plaintiff and that we failed to purchase the services and induced SocialNet to breach the letter agreement with the plaintiff. The complaint, as amended, alleges breach of contract, breach of implied covenant of good faith and fair dealing, quantum meruit, fraud, intentional interference with contract and fraudulent transfers. The plaintiff is seeking compensatory damages in the approximate amount of $1.1 million plus interest and punitive damages. In July 2002, we filed a cross-complaint for declaratory relief and rescission and in November 2002 we filed a demurrer on the interference with contract claim, which was overruled. In September 2003, we moved for summary judgment, which was denied. The court has scheduled a settlement conference for October 20, 2004 and a trial date of October 25, 2004. We believe the plaintiff’s complaints as to our company are without merit and will defend against them vigorously in this matter. No assurance can be given, however, that this matter will be resolved in our favor.

      On August 10, 2001, Comdisco, Inc. filed a complaint in the Santa Clara County Superior Court in California against our company, SocialNet and certain officers and directors of our company and SocialNet. The plaintiff’s complaint generally contends that we assumed the obligations of SocialNet as a result of our purchase of SocialNet, which had defaulted on its financing arrangements with the plaintiff. The plaintiff’s complaint, as amended, alleges breach of written contract, anticipatory repudiation, intentional interference with contract, recovery of equipment with damages, fraudulent transfer, constructive trust, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, conspiracy to fraudulently transfer assets and conspiracy to breach fiduciary duty. The plaintiff is seeking compensatory damages plus interest, attorney’s fees in the amount of approximately $4 million, punitive damages, avoidance of allegedly fraudulent transfers, possession of collateral, and other non-monetary damages. In December 2003, the court denied the plaintiff’s application for a writ of attachment. All parties have filed motions for summary judgment. The court has scheduled a settlement conference for

September 15, 2004 and a jury trial for September 20, 2004. We believe the plaintiff’s complaints as to our company are without merit and will defend against them vigorously in this matter. No assurance can be given, however, that this matter will be resolved in our favor.

      Three separate yet similar class action complaints have been filed against our company. On June 21, 2002, Tatyana Fertelmeyster filed an Illinois class action complaint against our company in the Circuit Court of Cook County, Illinois, based on an alleged violation of the Illinois Dating Referral Services Act. In Jason Adelman v. MatchNet plc, Los Angeles Superior Court Case No. BC 306167, the plaintiff filed a nationwide class action complaint against our company based on an alleged violation of California Civil Code section 1694 et seq., which regulates businesses that provide dating services. On September 12, 2002, Lili Grossman filed a New York class action complaint against our company in the Supreme Court in the State of New York based on alleged violations of the New York Dating Services Act and the Consumer Fraud Act. In each of these cases, the complaint included allegations that as an alleged dating service, our company is required to provide language in our contracts that allows members to rescind their contracts within three days, that allows reimbursement of a portion of the contract price if the member dies during the term of the contract and/or that allows members to cancel their contracts in the event of disability or relocation. Causes of action include breach of applicable state and/or federal laws, fraudulent and deceptive business practices, breach of contract and unjust enrichment. The plaintiffs are seeking remedies including declaratory relief, restitution, actual damages although not quantified, treble damages and/or punitive damages, and attorney’s fees and costs. Huebner v. InterActiveCorp., L.A.S.C. Case No. BC 305875 involves a similar action brought against InterActiveCorp’s Match.com that has been ruled related to Adelman, but the two cases have not been consolidated. We have filed a motion for summary judgment and the court has certified an Illinois class in the case brought by Ms. Fertelmeyster. The court has ordered Ms. Fertelmeyster to complete all depositions and discovery in connection with the motion for summary judgment on or before August 31, 2004. In December 2002, the Supreme Court of New York dismissed the case brought by Ms. Grossman, although the plaintiff is appealing the decision. A status conference with respect to the Adelman case was held on May 11, 2004, at which time the Court ordered the parties to mediation. A post- mediation status conference was held on Friday, July 16, 2004. At that status conference, the court suggested that the parties agree to a bifurcation of the liability issue. Discovery and motions are stayed pending the mediation. Although we have a demurrer on file, that demurrer will not be heard until the stay is lifted. We believe that each of the plaintiff’s purported class action lawsuits are without merit and will defend against each of them vigorously. No assurance can be given, however, that these matters will be resolved in our favor.

MANAGEMENT

Executive Officers and Directors

Name	Age	Position

Todd Tappin	42	President, Chief Executive Officer, and Director
Joe Y. Shapira	51	Executive Co-Chairman of the Board
Alon Carmel	49	Executive Co-Chairman of the Board
Jessica Pezzullo	39	Chief Marketing Officer
Steven Cramer	37	Chief Strategy Officer
Brian Clarke	28	Director of Finance
Michael Riddell	36	Executive Vice President, New Product Development
Peter Voutov	30	Chief Technology Officer
Yovav Meydad	33	Vice President, Product and Project Management
Ken Ross	51	Chief Communications Officer
David Siminoff	39	Director

      Todd Tappin has served as our President, Chief Executive Officer and a Director since February 2004. From October 1998 to October 2003, Mr. Tappin served as Chief Financial Officer for Overture Services, Inc. which was acquired by Yahoo! in 2003 for $1.8 billion. From March 1992 to October 1998, Mr. Tappin served as Senior Vice President of Finance for News Corp.-Twentieth Century Fox, where he oversaw all Finance, Strategic Planning and Business Development for the Home Entertainment and Interactive Divisions, and as the General Manager of Twentieth Century Fox’s Home Entertainment Division in Canada. Mr. Tappin began his professional career as a certified public accountant at Deloitte, Haskins and Sells. He holds a Bachelor of Science degree in Business from the University of Colorado.

      Joe Y. Shapira has served as our Executive Co-Chairman of the Board since February 2004. From our inception in September 1998 to February 2004, Mr. Shapira served as Chief Executive Officer and Chairman of the Board. He was a co-founder and director of NetCorp, the original developer and owner of JDate. In 1995, Mr. Shapira developed a concept for dating over the Internet and oversaw the software development, design and implementation of the business model of JDate. Previously, from 1991 until 1994, Mr. Shapira co-founded and served as a director and officer of Matrix Video Duplication Corporation, a publicly listed company on the Tel Aviv Stock Exchange. From 1987 until 1991, Mr. Shapira co-founded and served as a director and officer of Video Tape Industries, Inc. From 1983 to 1987, Mr. Shapira was a principal in Sha-Rub Investment Co., a Southern California real estate development company. Mr. Shapira graduated from the Ort Singlavosky Institution of Technology in Tel Aviv, Israel in 1972.

      Alon Carmel has served as our Executive Co-Chairman of the Board since February 2004. From February 1999 to February 2004, Mr. Carmel served as our President. He was also a co-founder and director of NetCorp. Beginning in 1995, Mr. Carmel assisted Mr. Shapira in the development of JDate. From 1987 until 1994, Mr. Carmel co-founded and served as a director and officer of Matrix Video Duplication Corporation. From 1981 until he co-founded Matrix, Mr. Carmel was a principal in Carmel, Givol & Associates, a Southern California property management and development company. Mr. Carmel received a Bachelor of Science degree in Civil Engineering from Technion University in Haifa, Israel in 1979.

      Jessica Pezzullo has served as our Chief Marketing Officer since June 2004. From January 2002 to April 2004 Ms. Pezzullo served as Senior Partner at OgilvyOne, where on behalf of AT&T Wireless she developed and led the American Idol campaign. From January 2000 to September 2000 Ms. Pezzullo served as Chief Marketing Officer of Saks Direct, where she oversaw the launch and marketing of the online store. From January 1999 to December 1999 she was Vice President, Marketing Director at Digitas. Ms. Pezzullo is a graduate of Barnard College.

      Steven Cramer has served as our Chief Strategy Officer since July 2004. From October 2002 to July 2004, Mr. Cramer served as Chief Financial Officer of Apex Medical Corp., a marketer and distributor of home healthcare products. From March 1999 to November 2001, Mr. Cramer served as an investment banker in the Corporate Finance Division of Donaldson, Lufkin and Jenrette Securities Corporation and Credit Suisse First

Boston. From June 1997 to March 1999, Mr. Cramer served in the Corporate Finance Department of Morgan Stanley & Co. Mr. Cramer received his Bachelor of Arts degree with distinction from Stanford University and an MBA from Harvard Business School.

      Brian Clarke has served as our Director of Finance since January 2003. Mr. Clarke joined MatchNet in 2001, as our Controller. Previously, from 1999 to 2001, Mr. Clarke served as Controller and Director of Operations for the San Antonio office of Rare Medium Inc. He had served as the Chief Financial Officer of Atension Inc., which was acquired by Rare Medium in 2000. Mr. Clarke earned his Master’s degree in accounting from Trinity University in San Antonio, Texas.

      Michael Riddell has been our Executive Vice President, New Product Development since September 2001 and served as Vice President of Business Development from March 2001 to September 2001. From February 2000 to January 2001, Mr. Riddell served as Vice President of Business Development for Total Produce, Inc., an online trading company, specializing in perishables. From July 1998 to February 2000, he served as Global Marketing Manager for Gateway, Inc. Mr. Riddell graduated from the University of California, Davis in 1991.

      Peter Voutov has been our Chief Technology Officer since August 2001. From June 2000 to August 2001, Mr. Voutov was founder and Director of Systems Architecture of Akonix Systems Inc., a web applications solutions provider. In 1999, Mr. Voutov founded and built an online auction site for college students, Campus24.com, which later merged with CollegeClub.com. At CollegeClub.com, Mr. Voutov served as Senior Software Engineer. From September 1999 to June 2000, Mr. Voutov taught Mathematics and Computer Science at Harvard University. Mr. Voutov earned a Bachelor of Science degree in Mathematics from Harvard University in 1997.

      Yovav Meydad has been our Vice President, Product and Project Management since August 2003. From July 2001 to July 2003, Mr. Meydad served as a Group Manager for ICQ Mobile, a subsidiary of AOL Time Warner, where he oversaw the management of wireless accounts. From December 2000 to June 2001 he was Senior Product Manager of software applications for Aglio Ltd., which developed mobile multimedia, and from November 1999 to November 2000, he was Product Manager at Contact Networks, which was in the field of permission-based personal information sharing. Mr. Meydad earned a Bachelor of Science degree in Information Systems Engineering from Ben Gurion University, Israel.

      Ken Ross has been our Chief Communications Officer since April 2004. From January 2003 to November 2003, Mr. Ross served as Chief Communications Officer at Overture Services. From May 2001 to December 2002, Mr. Ross served as Vice President of Corporate Communications for Newell Rubbermaid. From July 1999 to March 2001, he served as Senior Vice President of Public Relations for eToys, Inc. and from 1982 to 1997, he served in senior communication roles at PepsiCo, Inc., including Vice President of Public Relations for the Pepsi-Cola International Division from 1995 to 1997. Mr. Ross earned a Bachelor of Arts degree in Political Science from the University of Vermont in 1975.

      David Siminoff has been a member of our Board of Directors since March 2004. Since January 2003, Mr. Siminoff has been involved with several start-up companies as an investor. From August 1994 to January 2003, Mr. Siminoff served as a Research Analyst for Capital Research, where he dealt primarily with media and Internet technologies. In 1998 he was named “Best of the Buyside” by Institutional Investor Magazine. Prior to his work with Capital Research, Mr. Siminoff founded EastNet, a global syndicate barter company. Mr. Siminoff received a Masters degree in Fine Arts from the University of Southern California and also holds a Masters degree in Business Administration from Stanford University.

      There are no family relationships among any of our executive officers or directors.

      We hired Todd Tappin as our President and Chief Executive Officer in February 2004 at an annual salary of $420,000, with his salary increasing to $500,000 beginning with the first subsequent pay period upon the successful completion of this offering. In addition, we granted Mr. Tappin stock options to purchase 1,200,000 shares of our common stock at a per share exercise price of $6.28. Of these options, 120,000 are currently vested and exercisable, 98,181 vest on August 13, 2004 and 98,181 vest each 90 days thereafter. If this offering is closed on or before September 30, 2004, 20% of all unvested stock options will vest and become exercisable and the remainder will continue to vest in equal portions on the quarterly vesting dates. If Mr. Tappin is terminated (including voluntary termination) within six months after a change of control, which is an acquisition of more than 45% of our then outstanding shares, he is entitled to an amount equal to one year of salary and any accrued bonus, all of his stock options will immediately vest and remain exercisable for one year after termination and payment of any COBRA plan for one year. These payments will be increased to compensate for any increased taxes resulting from Section 280G of the Internal Revenue Code.

      Pursuant to the offer letter with Ken Ross, we hired Mr. Ross as our Chief Communications Officer in April 2004 at an annual salary of $240,000. In addition, we granted Mr. Ross stock options to purchase 87,500 shares of our common stock at a per share exercise price of $10.19. Of these options, 20% will vest on the first anniversary of the date that his employment with our company commenced, which was April 19, 2004, 25% will vest on each of the second and third anniversaries of the date that his employment commenced and the remaining 30% will vest on the fourth anniversary of the date that his employment commenced. In July 2004, Mr. Ross also received options to purchase 12,500 shares at a per share exercise price of $9.27. Of these options, 20% will vest on the first anniversary of the date of grant, 25% will vest on each of the second and third anniversaries and the remaining 30% will vest on the fourth anniversary. If there is a change of control, which is the acquisition of more than 75% of our then outstanding securities, and Mr. Ross is terminated for any reason (including his own election) within six months, then he is entitled to one year of salary and any accrued bonus, immediate vesting of all options and an extension of their term to one year after the termination date and payment of any COBRA plan for one year. These payments will be increased to compensate for any increased taxes resulting from Section 280G of the Internal Revenue Code. If Mr. Ross is terminated without cause before April 2005, he is entitled to receive six months of salary and payment of COBRA benefits for six months.

      Pursuant to the offer letter with Jessica Pezzullo, we hired Ms. Pezzullo as our Chief Marketing Officer in June 2004 at an annual salary of $240,000. In addition, we granted Ms. Pezzullo stock options to purchase 100,000 shares of our common stock at a per share exercise price of $8.28. Of these options, 20% will vest on the first anniversary of the date that her employment with our company commenced, which was June 21, 2004, 25% will vest on each of the second and third anniversaries of the date that her employment commenced and the remaining 30% will vest on the fourth anniversary of the date that her employment commenced, subject to accelerated vesting upon a change of control of our Company. If there is a change of control, which is the acquisition of more than 75% of our then outstanding shares, and she is involuntarily terminated for any reason within six months, she is entitled to one year of salary and any accrued bonus, immediate vesting of all options and an extension of their term to one year after the termination date and payment of any COBRA plan for one year. If Ms. Pezzullo is terminated without cause before June 2005, she is entitled to three months of salary.

      Pursuant to the executive employment agreement with Steven Cramer, we hired Mr. Cramer as our Chief Strategy Officer in July 2004 at an annual salary of $250,000. In addition, we granted Mr. Cramer stock options to purchase 190,000 shares of our common stock at a per share exercise price of $8.64. Of these options, 20% will vest on the first anniversary of the date that his employment with our company commenced, which was July 16, 2004, 25% will vest on each of the second and third anniversaries of the date that his employment commenced and the remaining 30% will vest on the fourth anniversary of the date that his employment commenced, subject to accelerated vesting upon a change of control of our Company. If there is a change of control, which is the acquisition of more than 50% of our then outstanding shares, and he is involuntarily terminated for any reason within six months, he is entitled to one year of salary and immediate vesting of all options and payment of any COBRA plan for one year.

      Pursuant to the offer letters for Brian Clarke and Yovav Meydad, other than termination under certain circumstances, Messrs. Clarke and Meydad may be terminated with six months’ and 60 days’ notice, respectively.

      Pursuant to his appointment letter as a director, David Siminoff receives $40,000 per year, $2,000 for attendance at each Board meeting and $1,000 for each committee meeting attended. In addition, he was granted stock options to purchase 300,000 shares of our common stock at a per share exercise price of $8.46 and vesting at a rate of 6,250 shares for each full month of service. If Mr. Siminoff is terminated for any reason (including voluntary termination) within six months of a change of control, which is an acquisition of more than 45% of our securities, he will receive one year of fees and all of his options will immediately vest.

      Except as described under “— Benefit Plans — Employee Benefit Plan,” as of the date of this prospectus, we have not made provisions to provide pension, retirement or similar benefits for our executive officers or directors.

Board Committees

  Audit Committee

      Our audit committee is composed of three independent directors, who are currently                             ,                              and                     . The purpose of the audit committee is to represent and assist the Board of Directors in its general oversight of our accounting and financial reporting processes, audits of the financial statements and internal control and audit functions. The audit committee’s responsibilities include:

•	the appointment, replacement, compensation, and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services; and

•	reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on the company or that are the subject of discussions between management and the independent auditors.

  Compensation Committee

      Our compensation committee is composed of three independent directors, who are currently                           ,                           and                        . The compensation committee is responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our Executive Share Option Scheme and Stock Incentive Plan, including the approval of grants under such plan to our employees, consultants and directors. The compensation committee also reviews and determines compensation of our executive officers, including the chief executive officer.

     Nominating and Corporate Governance Committee

      Our nominating and corporate governance committee is composed of three independent directors who are currently                                 ,                         and                         . The nominating and corporate governance committee assists in the selection of director nominees, approves director nominations to be presented for stockholder approval at our annual meeting and fills any vacancies on our Board of Directors, considers any nominations of director candidates validly made by stockholders, and reviews and considers developments in corporate governance practices.

Compensation Committee Interlocks and Insider Participation

      We did not have a compensation committee or other board committee performing equivalent functions until May 2004. All members of our Board of Directors, some of whom were executive officers, participated in deliberations concerning executive officer compensation. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company.

Executive Compensation

      The following table sets forth information concerning the annual and long-term compensation earned by our Chief Executive Officer and each of the other executive officers who served during the year ended December 31, 2003, and whose annual salary and bonus during the fiscal years ended December 31, 2001, 2002 and 2003 exceeded $100,000 (the “Named Executive Officers”).

Summary Compensation Table

	Annual Compensation

Name and				Other Annual	All Other
Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)(4)	Compensation ($)(5)

Joe Y. Shapira	2003	528,000	1,372,000	20,000	14,000
Executive Co-Chairman	2002	480,000	375,000	20,000	11,000
of the Board(1)	2001	249,000	100,000	20,000	9,300
Alon Carmel	2003	528,000	1,372,000	20,000	12,000
Executive Co-Chairman	2002	480,000	375,000	20,000	11,000
of the Board(2)	2001	249,000	100,000	20,000	9,700
Adam Kravitz	2003	345,000	55,000	—	—
Former General	2002	291,000	50,000	—	—
Counsel(3)	2001	218,000	—	—	—
Peter Voutov	2003	233,000	11,000	—	12,000
Chief Technology	2002	214,000	—	—	11,000
Officer	2001	67,000	—	—	—
Michael Riddell	2003	180,000	25,000	—	12,000
Executive Vice President,	2002	113,000	6,000	—	4,800
New Product Development	2001	80,000	5,000	—	—

(1)	Mr. Shapira served as our Chief Executive Officer in 2003, 2002 and 2001 and became Executive Co-Chairman in February 2004. Todd Tappin became our President and Chief Executive Officer in February 2004.
(2)	Mr. Carmel served as our President in 2003, 2002 and 2001 and became Executive Co-Chairman in February 2004.
(3)	Mr. Kravitz resigned as General Counsel in March 2004; he remained a member of our Board of Directors until June 2004.
(4)	Represents an annual automobile allowance.
(5)	Represents the amount of our annual matching contribution to each individual’s 401(k) account.

Options Granted in the Year Ended December 31, 2003

      We did not grant stock options to any of the Named Executive Officers during the year ended December 31, 2003.

2003 Fiscal Year-End Option Values

      The following table sets forth summary information concerning the number of shares of common stock underlying unexercised stock options as of December 31, 2003 and the value of the in-the-money options as of December 31, 2003 held by the Named Executive Officers. The value of unexercised in-the-money options as of December 31, 2003 is based on the assumed initial public offering price of $              , less the exercise price per share, multiplied by the aggregate number of shares underlying these options.

	Number of Securities		Value of Unexercised
	Underlying Unexercised Options		In-the-Money Options
	at December 31, 2003		at December 31, 2003

Name	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Joe Y. Shapira	650,000	2,250,000	$	$
Alon Carmel	650,000	2,250,000	$	$
Adam Kravitz	464,584	500,000	$	$
Peter Voutov	150,000	100,000	$	$
Michael Riddell	152,856	93,572	$	$

Benefit Plans

2004 Stock Incentive Plan

      Our Board of Directors is expected to adopt, and we expect our stockholders to approve, the 2004 Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, and performance awards to our employees, officers, directors, consultants or advisors and the employees, officers, directors, consultants or advisors of any parent or of our subsidiaries. An aggregate of 5,000,000 shares of common stock are reserved for issuance under the Stock Incentive Plan and as of January 1, 2005, the number of shares reserved and available for issuance will increase by 2,500,000 shares. In addition, the Stock Incentive Plan provides for annual increases in the number of shares reserved and available for issuance on the first day of each fiscal year beginning with calendar year 2006 equal to the lesser of (i) 2,500,000 shares, (ii) 5% of the number of outstanding shares on the last day of the immediately preceding fiscal year or (iii) an amount determined by our Board. Under the Stock Incentive Plan, stock options or stock appreciation rights covering no more than 3,000,000 shares may be granted to any participant in any calendar year. Furthermore, any shares returned to the Stock Incentive Plan as the result of termination of options or the forfeiture or surrender of an award will again be available for issuance.

      The Compensation Committee of our board of directors will administer the Stock Incentive Plan. To the extent necessary and desirable to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, the committee will be composed entirely of individuals who meet the qualifications referred to in Section 162(m) of the Internal Revenue Code. The administrator may interpret the Stock Incentive Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Stock Incentive Plan. The Plan permits the administrator to select the persons who are eligible to receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares subject to awards, the term of the awards, the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including, but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.

      We may issue two types of stock options under the Stock Incentive Plan: incentive stock options within the meaning of Section 422 of the Internal Revenue Code, and non-qualified stock options. The administrator determines the exercise price of options granted under the Stock Incentive Plan, but with respect to nonstatutory stock options intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

      Stock appreciation rights may be granted under the Stock Incentive Plan either independently or in tandem with all or part of any stock option granted under the Stock Incentive Plan. A stock appreciation right granted under the Stock Incentive Plan entitles the participant to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the administrator. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

      After termination of an employee, director or consultant, he or she may exercise his or her option or stock appreciation right for the period of time stated in the agreement. Generally, if termination is due to retirement, death or disability, the option or stock appreciation right will remain exercisable for 6 months. In all other cases, the option will generally remain exercisable for 30 or 90 days. However, an option generally may not be exercised later than the expiration of its term.

      The Stock Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

      Restricted stock and deferred stock may also be granted under the Stock Incentive Plan. The administrator will determine the purchase price, restriction period, and performance goals, if any, with respect to the grant of restricted stock and deferred stock awards. Participants with restricted stock generally have all of the rights of a stockholder. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted stock or deferred stock.

      The Stock Incentive Plan provides for the grant of performance awards. A performance award consists of the right to receive a payment (measured by the fair market value of a specified number of shares of stock, increases in such fair market value during the performance period and/or a fixed cash amount) contingent upon the extent to which certain predetermined performance targets have been met during a performance period. The administrator will set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number or value of performance awards that will be paid out to participants. Payments of earned performance awards will be made in cash or shares of stock or a combination of cash and shares of stock. If a participant is terminated for any reason, any performance awards are forfeited; provide that in the case of a leave of absence, retirement, death or disability, the participant will receive a pro rata portion of the performance award.

      In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of common stock, the administrator may make an equitable substitution or proportionate adjustment in the number and type of shares authorized by the Stock Incentive Plan, the number and type of shares covered by, or with respect to which payments are measured under, outstanding awards and the exercise prices.

      In the event of a change of control, the Board may, without limitation and in its sole and absolute discretion (i) make all outstanding stock options and stock appreciation rights fully vested and exercisable, (ii) declare that the restrictions and conditions applicable to any restricted stock awards, deferred stock awards or performance awards are deemed fully or partially vested or satisfied, as applicable, (iii) declare that the value of all or some of the outstanding awards shall, be cashed out by a payment of cash or other property, on the basis of a change of control price or (iv) permit the successor to assume outstanding awards or substitute equivalent awards or provide substantially similar consideration to participants as was or will be provided to stockholders.

      The Stock Incentive Plan will terminate in 2014, unless we terminate it sooner. The terms of the Stock Incentive Plan provide that the administrator may amend, suspend or terminate the Stock Incentive Plan at any time, provided, however, that some amendments require approval of our stockholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the holder’s consent.

Employee Share Option Scheme

      In connection with the English Scheme of Arrangement, MatchNet, Inc. will adopt a stock option plan identical to MatchNet plc’s existing Employee Share Option Scheme (the “Option Scheme”) and all options outstanding under the Option Scheme will be cancelled and reissued as options to purchase shares of common stock of MatchNet, Inc. under this plan with identical terms of those cancelled options. The Option Scheme provides for the granting of share options to employees, consultants, and employee directors. The exercise price of options granted under the Option Scheme are based on the estimated fair market value of the stock on the date of grant. Options granted under the Option Scheme vest and terminate over various periods as defined by each option grant and in accordance with the terms of the Option Scheme. As of June 30, 2004, 8,942,587 share options were outstanding under the Option Scheme at prices ranging from $.90 to $10.19 per share. We do not intend to grant additional share options under the Option Scheme after completion of the English Scheme of Arrangement.

Employee Benefit Plan

      We have a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all full-time employees, and providing for matching contributions by us, as defined in the plan. Participants in the plan may direct the investment of their personal accounts to a choice of mutual funds consisting of various portfolios of stocks, bonds, or cash instruments. Contributions made by us to the plan for the six months ended June 30,

2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 were approximately $90,000, $50,000, $110,000, $88,000, and $68,000, respectively.

Indemnification of Directors and Executive Officers and Limitation of Liability

      As permitted by the Delaware General Corporation Law, our certificate of incorporation and bylaws limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

      The limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of the liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

      Our certificate of incorporation allows us to indemnify our officers, directors and other agents to the full extent permitted by Delaware law. Our bylaws permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification, and to provide indemnification in circumstances in which indemnification is otherwise discretionary under Delaware law. Our bylaws specify circumstances in which indemnification for our directors and executive officers is mandatory and when we may be required to advance expenses before final disposition of any litigation.

      We have entered into indemnification agreements with each of our directors and executive officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. The indemnification agreements require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

•	obtain directors’ and officers’ insurance.

      Except for the Comdisco case against our company, SocialNet and certain officers and directors of our company and SocialNet, including Joe Y. Shapira and Alon Carmel, at present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification. See “Business — Legal Proceedings” for a description of the Comdisco case.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Since January 1, 2003, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder or more than 5% of our common stock, or entities affiliated with them, had or will have a material interest, other than as described in the transactions described below.

Advances to Executives

      Pursuant to then existing compensation arrangements, we made advances to executive employees of approximately $1.4 million representing payments under guaranteed compensation arrangements as of December 31, 2002. During 2003, the Board of Directors declared the guarantees to have been earned during the year and the receivable was charged against operating results. The executive officers who received advances were Joe Y. Shapira, who was our Chief Executive Officer as of December 31, 2003 and is currently our Executive Co-Chairman of the Board, and Alon Carmel, who was our President as of December 31, 2003 and is currently our Executive Co-Chairman of the Board, who were advanced approximately $700,000 each.

Remote Concepts LLC

      In 2003, MatchNet entered into a verbal marketing arrangement with Remote Concepts LLC, an entity owned 32.5% by each of Joe Y. Shapira and Alon Carmel. Remote Concepts LLC has developed a table top wireless paging system for use by patrons at restaurants. Further to the verbal arrangement, we expensed approximately $120,000 paid to Remote Concepts LLC for ad placement on these systems.

Other Relationships

      Several relatives of each of Joe Y. Shapira and Alon Carmel hold non-executive positions with our company and MatchNet Israel.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of June 30, 2004, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person or entity who we know beneficially owns more than 5% of our common stock;
•	each Named Executive Officer and each director;
•	all of our executive officers and directors as a group; and
•	each other stockholder selling shares in this offering.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by them. The number of shares of common stock outstanding, on an as-converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of June 30, 2004, but excludes common stock underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based on 23,070,442 shares of common stock outstanding as of June 30, 2004. The numbers shown in the table assume no exercise by the underwriters of their over-allotment option. Unless otherwise indicated, the address of each beneficial owner is c/o: MatchNet, Inc., 8383 Wilshire Blvd., Suite 800, Beverly Hills, California 90211.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned			Beneficially Owned
	Before the Offering			After the Offering
			Shares
	Number	Percentage	Offered	Number	Percentage
Name of Beneficial Owner	of Shares	of Class	Hereby	of Shares	of Class

5% stockholders:
Tiger Technology Management, L.L.C.(1)	6,631,085	28.7%
Capital Research and Management Company(2)	1,825,700	7.9%
Named Executive Officers and directors:
Joe Y. Shapira(3)	5,275,439	20.0%
Alon Carmel(4)	5,036,439	19.5%
Todd Tappin(5)	218,181	*
Peter Voutov(6)	135,000	*
Michael Riddell(6)	122,856	*
David Siminoff(6)	31,250	*
Adam Kravitz(7)	4,896	*
All directors and executive officers as a group (11 persons)	10,899,165	36.8%
Other selling stockholders:
Brian Clarke(6)	80,000	*

*	Less than 1%.

(1)	Consists of 5,327,351 shares held by Tiger Technology, L.P.; 1,181,295 shares held by Tiger Technology, Ltd.; and 122,439 shares held by Tiger Technology II, L.P. Each entity has sole voting power over the shares it holds; Tiger Technology Management, L.L.C. is the investment manager of Tiger Technology, L.P., Tiger Technology, Ltd. and Tiger Technology II, L.P. and it has shared investment power over the 6,631,085 shares; Charles P. Coleman III is the sole managing member of the Tiger Technology Management, L.L.C. Tiger Technology Performance, L.L.C. is the sole general partner of Tiger Technology, L.P.; Charles P. Coleman III is the sole managing member of the general partner of Tiger Technology, L.P.; Tiger Technology Performance, L.L.C. is the sole general partner of Tiger Technology II, L.P.; Charles P. Coleman III is the sole managing member of Tiger Technology II, L.P. The address for Tiger Technology Management, L.L.C., Tiger Technology, L.P. and Tiger Technology II, L.P. is 101 Park Avenue, 48th Floor, New York, New York 10178. The address for Tiger Technology, Ltd. is c/o Ironshore Corporate Services Limited, Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman, Cayman Islands.

(2)	Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 1,825,700 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital Research and Management Company has sole dispositive power over these shares. Included in the holdings of Capital Research and Management Company is the holding of SmallCap World Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company. SmallCap World Fund, Inc. is the beneficial owner of 1,487,600 shares, of which it has sole voting power. The address for both entities is 333 South Hope Street, Los Angeles, California 90071.

(3)	Includes (i) 2,700,000 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 2004, (ii) 51,500 shares issuable upon currently exercisable warrants, (iii) 500,000 shares, which Mr. Shapira has the power to direct the voting, that are issuable upon currently exercisable warrants held by a third party, (iv) 2,007,939 shares held by the Joe Shapira Family Trust of which Mr. Shapira is trustee and (v) 16,000 shares, of which he disclaims beneficial ownership, except to the extent of his pecuniary interest, held by Adam Kravitz as custodian for Mr. Shapira’s children.

(4)	Includes (i) 2,700,000 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 2004, (ii) 51,500 shares issuable upon currently exercisable warrants and (iii) 8,000 shares held by his spouse.

(5)	Represents shares issuable upon exercise of stock options exercisable within 60 days of June 30, 2004. Excludes 196,363 shares underlying options that become exercisable if this offering closes on or before September 30, 2004.

(6)	Consists of shares issuable upon exercise of stock options exercisable within 60 days of June 30, 2004.

(7)	Excludes 16,000 shares held by Mr. Kravitz as custodian for Mr. Shapira’s children.

(8)	Shares beneficially owned by all executive officers and directors as a group include (i) options to purchase 5,987,287 shares and (ii) warrants to purchase 603,000 shares, each of which are currently exercisable or exercisable within 60 days of June 30, 2004.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value.

      The following summary of provisions of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of Delaware law.

Common Stock

      As of June 30, 2004, after giving pro forma effect to the English Scheme of Arrangement, there were 23,070,442 shares of common stock outstanding held of record by approximately 110 stockholders. In addition, as of June 30, 2004, 8,942,587 shares of our common stock were subject to outstanding options and 1,138,000 shares of our common stock were subject to outstanding warrants. Upon completion of this offering, there will be                       shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options or warrants.

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may apply to any outstanding shares of preferred stock, the holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding preferred stock. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities or other subscription right. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in the offering will be fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of any series of preferred stock that we may designate in the future.

Preferred Stock

      Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The board of directors, without common stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of or make removal of management more difficult and/or impair the liquidation rights of our common stock. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock. After the completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plans to issue any preferred stock.

Warrants

      In accordance with the terms of the English Scheme of Arrangement, all outstanding warrants to purchase ordinary shares of MatchNet plc will be cancelled and immediately reissued as warrants to purchase shares of common stock of MatchNet, Inc. with identical terms as the cancelled warrants. As of June 30, 2004, warrants to purchase a total of 1,138,000 shares of common stock were outstanding with exercise prices ranging from $1.05 to $2.50 per share. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications, merger and consolidations.

      With respect to warrants to purchase 1,000,000 of such shares, 50% (exercisable for 500,000 shares) are currently vested and exercisable, and 50% vest on February 14, 2005 if (1) a sale of MatchNet plc has not occurred by August 14, 2004, (2) as of February 14, 2005, the Board of Directors of MatchNet plc in existence as of August 14, 2003 remains intact (excluding directors who voluntarily resign, die or become disabled, or are removed voluntarily by the board members in office as of August 14, 2003) and (3) as of February 14, 2005, each of Mssrs. Shapira and Carmel are the two most senior officers of MatchNet plc (excluding their voluntary termination, death or disability). All shares issuable upon exercise of these warrants will be voted by the holder as directed by Joe Y. Shapira, or in the event of the termination of Mr. Shapira’s employment with MatchNet due to his voluntary resignation, death or disability, by Alon Carmel.

Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

      Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

      Our certificate of incorporation and bylaws include provisions that:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	allow the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	prohibit cumulative voting in the election of directors;

•	require that special meetings of our stockholders be called only by the board of directors, the chairman of the board, the chief executive officer or the president; and

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors.

The Delaware General Corporation Law

      We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is                     .

Listing

      We intend to apply to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “               .”

SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

      Upon completion of this offering, we will have outstanding an aggregate of                       shares of common stock. Of these shares outstanding, the shares sold by us in the offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Since the English Scheme of Arrangement will be effected pursuant to the provisions of 3(a)(10) of the Securities Act, all shares of our common stock issued in connection with the English Scheme of Arrangement are exempt securities as defined in the Securities Act. This means that the 21,478,362 shares of common stock outstanding prior to completion of the offering and held by existing holders of MatchNet plc will be fully tradable without restriction or further registration under the Securities Act, unless such shares are held by “affiliates” in which case the amount of common stock saleable by such persons will be subject to the volume limitations of Rule 144. The shares of common stock issuable upon exercise of outstanding stock options and warrants of MatchNet plc that are cancelled and immediately reissued by us in connection with the English Scheme of Arrangement will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rules 144 or 144(k) promulgated under the Securities Act, which rules are summarized below, or another exemption.

Lock-Up Agreements

      We, our directors and executive officers, the selling stockholders and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. J.P. Morgan Securities Inc., in its sole discretion, may release the shares subject to the lock-up agreements in whole or in part at anytime with or without notice.

      As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release mentioned above, as follows:

Number of Shares
Days After the Date of This Prospectus	Eligible for Sale	Comment

Date of prospectus		Shares not locked up; shares eligible for sale under volume limits of Rule 144
180 days		Lock-up released; shares eligible for sale under volume limits of Rule 144

Rule 144

      In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration of Shares in Connection with Stock Options

      As of June 30, 2004, options to purchase 8,942,587 shares of our common stock were issued and outstanding under MatchNet plc’s Option Scheme. In accordance with the terms of the English Scheme of Arrangement, MatchNet, Inc., will adopt a stock option plan identical to MatchNet plc’s existing Option Scheme and all options outstanding under the Option Scheme will be cancelled and immediately reissued as options to purchase shares of common stock of MatchNet, Inc. under this plan with terms identical to these cancelled options. See “Management— Benefit Plans— Employee Share Option Scheme.”

      Immediately after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of our common stock issued or reserved for issuance under our 2004 Stock Incentive Plan and the Option Scheme. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.

CERTAIN UNITED STATES TAX CONSIDERATIONS FOR

NON-UNITED STATES HOLDERS

      The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as an entity for United States federal income tax purposes) or a partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

      This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (including, for example, pass-through entities (e.g. partnerships) or persons who hold common stock through pass-through entities, banks or financial institutions, broker-dealers, insurance companies, regulated investment companies, common trust funds, tax-exempt entities, dealers in securities or currency, persons in special situations, such as those who hold common stock as part of a straddle, hedge, conversion transaction or other integrated investment, “controlled foreign corporations,” “passive foreign investments companies,” “foreign personal holding companies” and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

      In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

      In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by United States source capital losses (even though the individual is not considered a resident of the United States);

•	the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

•	we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including the Nasdaq National Market.

U.S. Federal Estate Tax

      Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

      Generally, we must report annually to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.

      Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

      Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

      The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

UNDERWRITING

      We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Piper Jaffray & Co., CIBC World Markets Corp. and Pacific Crest Securities Inc. are acting as managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	Shares

J.P. Morgan Securities Inc.
Piper Jaffray & Co.
CIBC World Markets Corp.
Pacific Crest Securities Inc.

Total

      The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

      The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

      The underwriters have an option to buy up to                        additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

      The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by MatchNet

	Without Over-	With Full Over-	Paid by Selling
	Allotment Exercise	Allotment Exercise	Stockholders

Per Share	$	$	$
Total	$	$	$

      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $          .

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus.

      We, our directors and executive officers, the selling stockholders and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      We will apply to have our common stock approved for quotation on Nasdaq under the symbol “          ”

      In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

      The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

      These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the recent market price of the global depository shares of MatchNet plc on the Frankfurt Stock Exchange;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

      Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

      Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

      Kirkpatrick & Lockhart LLP, Los Angeles, California, will pass for us on the validity of the shares of common stock offered hereby. Latham & Watkins LLP, Los Angeles, California is acting as counsel for the underwriters in connection with selected legal matters.

EXPERTS

      The consolidated financial statements of MatchNet plc at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Point Match Ltd. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ziv Haft, certified public accountants (Israel), as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, as amended, a registration statement on Form S-1 relating to the common stock to be sold in the offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement, including the exhibits and schedules filed with the registration statements. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. You may inspect a copy of the registration statement and the exhibits and schedules filed with the registration statement without charge at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement may be obtained from such offices at prescribed rates. You may also obtain information on the operation of the Public reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0300. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including MatchNet, that file electronically with the SEC.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and Web site of the SEC referred to above. We maintain a Web site at www.matchnet.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the SEC free of charge at our Web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our Web address does not constitute incorporation by reference of the information contained at this site.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

MatchNet plc
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2004 (unaudited) and December 31, 2003 and 2002	F-3
Consolidated Statements of Operations for the six months ended June 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-4
Consolidated Statements of Shareholders’ Equity for the six months ended June 30, 2004 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

MatchNet plc:

      We have audited the accompanying consolidated balance sheets of MatchNet plc as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MatchNet plc as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      As discussed in Note 1 to the financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142).

/s/ Ernst & Young LLP

Los Angeles, California

May 25, 2004

MATCHNET PLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

		December 31,
	June 30,
	2004	2003	2002

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,343	$2,035	$463
Marketable securities	3,149	3,780	7,292
Accounts receivable	808	410	92
Advances to employees	233	450	75
Other receivables	293	50	179
Prepaid advertising expenses	23	232	235
Prepaid expenses and other	1,167	620	400

Total current assets	12,016	7,577	8,736
Advances to executives	—	—	1,358
Property and equipment, net	6,480	4,273	3,850
Goodwill, net	7,725	2,024	2,024
Intangible assets, net	1,095	987	1,391
Deposits and other assets	1,300	2,228	102

Total assets	$28,616	$17,089	$17,461

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,618	$3,385	$911
Accrued liabilities	8,316	4,555	1,552
Deferred revenue	3,937	3,232	1,535
Current portion of obligations under capital leases	333	316	—

Total current liabilities	15,204	11,488	3,998

Obligations under capital leases, net of current portion	—	171	—

Commitments and contingencies (Note 11)
Shareholders’ equity:
Authorized capital £400,000 divided into 40,000,000 ordinary shares of 1p each; issued and outstanding 23,070,442 as of June 30, 2004, 19,556,699 shares as of December 31, 2003 and 18,706,551 shares as of December 31, 2002, at a stated value of:	408	313	299
Additional paid-in-capital	55,123	39,737	34,237
Deferred stock-based compensation	(2,707)	(2,572)	—
Accumulated other comprehensive income (loss)	(290)	(40)	83
Accumulated deficit	(39,122)	(32,008)	(21,156)

Total shareholders’ equity	13,412	5,430	13,463

Total liabilities and shareholders’ equity	$28,616	$17,089	$17,461

See accompanying notes to consolidated financial statements.

MATCHNET PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Six Months
	Ended June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

	(unaudited)
Net revenues	$30,862	$15,459	$36,941	$16,352	$10,434

Operating expenses:
Marketing	17,080	8,326	19,333	5,799	2,586
Customer service	1,878	1,021	2,536	1,207	641
Technical operations	3,318	1,813	4,341	1,587	1,772
Product development	706	397	928	603	357
General and administrative (excluding stock-based compensation)	12,078	5,111	16,885	7,996	5,496
Stock-based compensation	2,401	—	1,871	—	—
Amortization of goodwill and intangible assets	482	189	555	524	2,137
Impairment of long-lived assets and goodwill	—	—	1,532	—	3,997

Total operating expenses	37,943	16,857	47,981	17,716	16,986

Operating loss	(7,081)	(1,398)	(11,040)	(1,364)	(6,552)
Interest (income) and other expenses, net	32	(110)	(188)	(840)	1,627

Loss before income taxes	(7,113)	(1,288)	(10,852)	(524)	(8,179)
Provision for income taxes	1	40	—	—	—

Net loss	$(7,114)	$(1,328)	$(10,852)	$(524)	$(8,179)

Net loss per ordinary share—basic and diluted	$(0.33)	$(0.07)	$(0.57)	$(0.03)	$(0.47)

Weighted average ordinary shares outstanding—basic and diluted	21,521	18,722	18,970	18,460	17,460

See accompanying notes to consolidated financial statements.

MATCHNET PLC

CONSOLIDATED STATEMENTS OF

SHAREHOLDERS’ EQUITY
(in thousands)

	Ordinary Shares		Additional	Deferred			Total
			Paid-in-	Share	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Equity

BALANCE, December 31, 2000	14,837	$243	$29,905	$—	$(443)	$(12,453)	$17,252
Issuance of ordinary shares upon acquisition of a business	3,000	44	3,381	—	—	—	3,425
Issuance of ordinary shares upon exercise of share options and warrants	100	1	72	—	—	—	73
Realization of loss on marketable securities	—	—	—	—	443	—	443
Payments received for share subscription receivable	—	—	100	—	—	—	100
Net loss	—	—	—	—	—	(8,179)	(8,179)

BALANCE, December 31, 2001	17,937	288	33,458	—	—	(20,632)	13,114
Issuance of ordinary shares upon exercise of share options and warrants	770	11	779	—	—	—	790
Unrealized gain on marketable securities	—	—	—	—	83	—	83
Net loss	—	—	—	—	—	(524)	(524)

BALANCE, December 31, 2002	18,707	299	34,237	—	83	(21,156)	13,463
Issuance of ordinary shares upon exercise of share options and warrants	850	14	1,057	—	—	—	1,071
Unrealized loss on marketable securities	—	—	—	—	(123)	—	(123)
Stock compensation	—	—	4,443	(2,572)	—	—	1,871
Net loss	—	—	—	—	—	(10,852)	(10,852)

BALANCE, December 31, 2003	19,557	313	39,737	(2,572)	(40)	(32,008)	5,430
Issuance of ordinary shares upon exercise of share options and warrants	2,913	84	9,204	—	—	—	9,288
Private placement of ordinary stock	600	11	3,646	—	—	—	3,657
Unrealized loss on marketable securities	—	—	—	—	(250)	—	(250)
Stock compensation	—	—	2,536	(135)	—	—	2,401
Net loss	—	—	—	—	—	(7,114)	(7,114)

BALANCE, June 30, 2004 (unaudited)	23,070	$408	$55,123	$(2,707)	$(290)	$(39,122)	$13,412

See accompanying notes to consolidated financial statements.

MATCHNET PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended
	June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

	(unaudited)
Cash flows from operating activities
Net loss	$(7,114)	$(1,328)	$(10,852)	$(524)	$(8,179)
Adjustments to reconcile net loss to cash flows from operating activities:	—
Depreciation and amortization	1,852	809	1,996	1,398	2,681
Impairment of long-lived assets		—	1,532	—	3,997
Fair value of compensatory share options and warrants	2,401	—	1,871	—	—
Changes in operating assets and liabilities:				—	—
Accounts receivable	(398)	25	(318)	54	1,864
Advances to employee and executives and other receivables	(26)	(111)	1,112	(266)	(1,346)
Prepaid advertising expense	209	(279)	3	(117)	(118)
Prepaid expenses and other assets	(1,665)	(365)	(300)	898	1,213
Accounts payable and accrued liabilities	2,994	1,560	5,477	153	(3,485)
Deferred revenue	705	820	1,697	542	631

Net cash provided by (used in) operating activities	(1,042)	1,131	2,218	2,138	(2,742)

Cash flows from investing activities:
Sale of marketable securities	3,381	1,067	5,422	3,012	940
Purchases of marketable securities	(3,000)	—	(2,033)	(5,373)	(3,994)
Purchases of property and equipment	(3,577)	(1,390)	(2,733)	(1,833)	(1,128)
Purchases of businesses and intangible assets	(4,245)	10	(151)	(993)	(586)
Deposit for acquisition of business	—	—	(2,046)	—	—

Net cash used in investing activities	(7,441)	(313)	(1,541)	(5,187)	(4,768)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	12,945	35	1,071	790	173
Principal payments of capital lease obligations	(154)	—	(176)	—	—

Net cash provided by financing activities	12,791	35	895	790	173

Net increase (decrease) in cash	4,308	853	1,572	(2,259)	(7,337)
Cash at beginning of period	2,035	463	463	2,722	10,059

Cash at end of period	$6,343	$1,316	$2,035	$463	$2,722

Supplemental disclosure of cash flow information:
Cash (received) paid for interest	$(11)	$(108)	$75	$(320)	$44
Cash paid for income taxes	$1	$40	$—	$192	$—

Supplemental information of non-cash investing and financing activities:
Equipment capital lease financing	—	438	$662	—	—
Forgiveness of debt in exchange for property and equipment	—	—	—	$41	—
Notes receivable for sale of domain names	—	—	—	$405	—
Issuance of ordinary stock upon acquisition of business	—	—	—	—	$3,425

See accompanying notes to consolidated financial statements.

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     The Company and Summary of Significant Accounting Policies

     The Company

      MatchNet plc (the Company) is a public limited company organized under the laws of England. The Company and its consolidated subsidiaries provide Internet personals services, whereby adults are able to post information about themselves (“profiles”) on the Company’s Web sites and search and contact other individuals who have posted profiles. The Company conducts its business primarily in the United States, and has plans for international expansion.

      Membership on the Company’s online services, which includes the posting of a personal profile and photos, and access to its database of profiles is free. The Company charges a subscription fee for one, three, six and twelve-month subscriptions to members allowing them to initiate communication with other members and subscribers via the Company’s confidential email communications platform. Two way communications through the Company’s confidential email platform can only take place between paying subscribers.

     Restatement

      Since going public in June 2000, MatchNet plc’s global depository shares have traded on the Frankfurt Stock Exchange. MatchNet plc files periodic reports as required by the Frankfurt Stock Exchange. In 2004, we discovered a number of errors in our 2001 and 2002 Annual Reports and restated these periods in MatchNet plc’s 2003 Annual Report as filed with the Frankfurt Stock Exchange.

      The restatements primarily related to the timing of recognition of deferred revenue and the capitalization of bounty costs, which are the amounts paid to online marketers to acquire members. The restatements, which are in accordance with United States generally accepted accounting principles, pertained primarily to timing matters and had no impact on cash flow from operations or our ongoing operations. The impact on net loss for 2002 and 2001 was an increase of $1.0 million and $1.5 million, respectively.

     Interim Financial Information

      Unaudited interim consolidated financial statements provided herein have been prepared in accordance with accounting principles generally accepted in the United States. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements for the year ended December 31, 2003 and include all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of the Company’s financial position, results of operations and cash flows as of and for the six months ended June 30, 2004. Results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

     Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the parent company and all of its majority owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

      The financial statements of the Company’s foreign subsidiary are prepared using the U.S. dollar as its functional currency, since most of its transactions are in U.S. dollars. The transactions that are not denominated in U.S. dollars, which were insignificant, have been re-measured in U.S. dollars using year-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses, and the resulting gain or loss is reported in the consolidated net loss.

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     Revenue Recognition and Deferred Revenue

      Substantially all of the Company’s revenues are derived from subscription fees. The Company recognizes revenue in accordance with accounting principles generally accepted in the United States and with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition”. Recognition occurs ratably over the subscription period, beginning when there is persuasive evidence of an arrangement, delivery has occurred (access has been granted), the fees are fixed and determinable, and collection is reasonably assured. Subscribers pay in advance, primarily by using a credit card, and all purchases are final and nonrefundable. Fees collected in advance for subscriptions are deferred and recognized as revenue using the straight line method over the term of the subscription.

      The Company derives a small amount of revenues (less than 2% of revenue for the six months ended June 30, 2004 and 2003 (unaudited), less than 2% in 2003 and less than 5% in 2002) from certain promotional events. Revenues and the related expenses associated with these events are recognized at the conclusion of each event.

      Barter transactions are valued based on amounts realized in similar cash transactions occurring within six months prior to the date of the barter transaction. Revenue from barter arrangements totaled $203,000 and $7,000 for the six months ended June 30, 2004 and 2003 (unaudited), respectively and $129,000, $0, and $19,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

     Advertising Costs

      Advertising costs are expensed as incurred. For the six months ended June 30, 2004 and 2003, the Company incurred advertising costs amounting to approximately $15,053,000 and $8,191,000 (unaudited), respectively and for the years ended December 31, 2003, 2002 and 2001 incurred advertising costs amounting to approximately $18,057,000, $4,814,000 and $1,485,000, respectively.

     Cash and Cash Equivalents

      All highly liquid instruments with an original maturity of three months or less are considered cash and cash equivalents.

     Marketable Securities

      The Company makes temporary investments of cash in liquid interest bearing accounts and marketable securities. Marketable securities are classified as available for sale, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and are stated at the lower of cost or fair market value, with any unrealized gains or losses reported as other comprehensive income (loss) under shareholders’ equity in the accompanying consolidated balance sheets. Realized gains or losses and declines in value that are other than temporary, if any, on available-for-sale securities are calculated using the specific identification method and are reported in other income or expense as incurred. For the year ended December 31, 2001, a realized loss of $940,000 (of which $443,000 was reported as unrealized as of December 31, 2000) was recognized on an investment in an equity fund as the loss was considered to be other than temporary. The Company no longer has an investment in this fund. For the six months ended June 30, 2004 and the years ended December 31, 2003 and 2002, realized gains and recorded losses were insignificant.

     Accounts Receivable

      Accounts receivable are composed of credit card payments for membership fees pending collection from the credit card issuers. The Company provides an allowance for doubtful accounts based on the historical charge back levels experienced over the preceding twelve-month period. The allowance for doubtful accounts as of June 30,

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2004 was approximately $12,000 (unaudited), which increased from approximately $10,000 as of December 31, 2003 ($0 for all other periods presented).

     Prepaid Advertising Expenses

      In certain circumstances, the Company pays in advance for internet based advertising on other contracted Web sites, and expenses the prepaid amounts over the contract periods as the contracted Web site delivers on their commitment. The Company evaluates the realization of prepaid amounts at each reporting period, and expenses prepaid amounts if it determines that the contracted Web site will be unable to deliver on their commitment.

     Web Site and Software Development Costs

      The Company capitalizes costs related to developing or obtaining internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Product development costs are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). SOP 98-1 requires that cost incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized.

      In accordance with EITF 00-2 “Accounting for Web Site Development Costs,” the Company expenses costs related to the planning and post implementation phases of Web site development efforts. Direct costs incurred in the development phase are capitalized. Costs associated with minor enhancements and maintenance for the Web site are included in expenses in the accompanying consolidated statements of operations.

      Capitalized Web site and software development costs are included in internal-use software in property and equipment and amortized over the estimated useful life of the products, which is usually three years. In the six months ended June 30, 2004 and 2003, the Company capitalized approximately $325,000 and $448,000 (unaudited), respectively and for the years ended December 31, 2003, 2002, and 2001, it capitalized approximately $825,000, $572,000, and $290,000, respectively.

     Property and Equipment

      Property and equipment are stated at cost, net of accumulated depreciation, which is provided using the straight-line method over the estimated useful life of the asset. Amortization of leasehold improvements is calculated using the straight-line method over the remaining term of the lease. Amortization of assets recorded under capital leases is included in depreciation expense over the term of the leases. Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation and amortization are removed from the Company’s financial statements with the resulting gain or loss, if any, reflected in the Company’s results of operations.

      In October 2003 the Company changed the estimated useful life over which property and equipment are depreciated from a range of five to seven years previously used, to three years based on business developments that took place in 2003, and on management’s opinion that rapid changes in technology reduced the useful life of the Company’s assets.

     Goodwill

      Goodwill represents the excess of the purchase price over the fair value of the net assets acquired resulting from business acquisitions and had been amortized over a five year period using the straight-line method until 2001. On January 1, 2002, the Company adopted SFAS No. 142 which no longer requires the periodic amortization of goodwill. As of December 31, 2003, the Company had unamortized goodwill of approximately $2,024,000, which has been tested for impairment under the provisions of SFAS No. 142 and these tests indicated

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that there was no impairment. Net loss for the year ended December 31, 2001 includes goodwill amortization of approximately $1,647,000. Had SFAS No. 142 been in effect, net loss for the year ended December 31, 2001 would have been $6,532,000, or $(0.37) per share, compared to reported net loss of $8,179,000 or $(0.47) per share.

     Intangible Assets

      Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Identifiable intangible assets are comprised mainly of purchased member and subscriber databases, domain names, and acquired technologies. Domain names were determined to have indefinite useful lives, thus, they are not amortized. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives (three years for member databases, three months for subscriber databases and five years for acquired technologies).

     Impairment of Long-Lived Assets

      The Company assesses the impairment of long-lived assets, which include property and equipment and identifiable intangible assets, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. Events and circumstances that may indicate that an asset is impaired may include significant decreases in the market value of an asset or common stock, a significant decline in actual and projected revenue, a change in the extent or manner in which an asset is used, shifts in technology, loss of key management or personnel, changes in the Company’s operating model or strategy and competitive forces as well as other factors.

      If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets.

      In 2001, the Company recorded impairment charges amounting to $3,997,000 related to assets acquired as part of certain business acquisitions. In October 2003, based on business developments that took place in 2003, and on management’s opinion that rapid changes in technology reduced the fair value of some of its property and equipment (mostly computer equipment and capitalized software costs), the Company recorded an impairment charge of approximately $1,532,000.

     Income Taxes

      The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes”. Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred taxes to the amount expected to be realized.

      In assessing the potential realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the Company’s tax loss carry-forwards become deductible.

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

     Share Compensation

      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Under APB No. 25, compensation expense is recognized over the vesting period based on the excess, if any, on the date of grant of the deemed fair value of the underlying shares and the exercise price on the date of grant.

      The Company follows the pro forma disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, which require presentation of the pro forma effect of the fair value based method on net income (loss) and net income (loss) per share in the notes to consolidated financial statements.

      If compensation expense was determined based on the fair value at the date of grant, the Company’s net loss and net loss per share for the six month periods ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 would have been as follows (all amounts are in thousands, except per share data):

	Six Months
	Ended June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(unaudited)
Net loss, as reported	$(7,114)	$(1,328)	$(10,852)	$(524)	$(8,179)
Add-back: Total employee share compensation recorded in the accompanying consolidated statements of operations	233	—	75	—	—
Less: Total compensation as if the fair value method was used, net of tax effect	(2,817)	(2,222)	(4,645)	(4,335)	(2,469)

Pro forma net loss	$(9,698)	$(3,550)	$(15,422)	$(4,859)	$(10,648)

Net loss per common share:
As reported	$(0.33)	$(0.07)	$(0.57)	$(0.03)	$(0.47)
Pro forma	$(0.45)	$(0.19)	$(0.81)	$(0.26)	$(0.61)

      In accordance with SFAS No. 123, the fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the six months ended June 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001, assuming risk-free interest rates of approximately 3.5 percent, 2 percent, 2 percent, 4 percent, and 5 percent, respectively; volatility of approximately 75 percent, 75, percent, 75 percent, 83 percent, and 91 percent, respectively; zero dividend yield; and expected lives of four years for all periods.

      The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services”.

     Earnings Per Share

      The Company calculates net loss per share in accordance with SFAS No. 128, which requires the presentation of both basic and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary stock outstanding. Diluted net loss per share includes the effect of potential shares outstanding, including dilutive share options and warrants, using the treasury stock method.

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The effect of share options and warrants on diluted weighted average shares outstanding has been excluded from the calculation of loss per share in the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 because it would have been anti-dilutive. Had the Company’s net income been positive in the six months ended June 30, 2004 and for the year ended December 31, 2003, the weighted average shares outstanding for the diluted earnings per share calculation would have been approximately 28.1 million and 26.4 million shares, respectively, using the treasury stock method.

     Comprehensive Loss

      Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income (loss) consists of its reported net loss and the net unrealized gains or losses on marketable securities. Comprehensive loss for each of the periods presented is comprised as follows:

	Six Months
	Ended June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(unaudited)
Net loss	$(7,114)	$(1,328)	$(10,852)	$(524)	$(8,179)
Changes in unrealized gains/ losses in available for sale securities, net of tax effects	(250)	(19)	(123)	83	443

Total comprehensive loss	$(7,364)	$(1,347)	$(10,975)	$(441)	$(7,736)

     Fair Value of Financial Instruments

      The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and obligations under capital leases are carried at cost, which approximates their fair value due to the short-term maturity of these instruments and the relatively stable interest rate environment.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Segment Reporting

      The Company is organized in a single operating segment for purposes of making operating decisions and assessing performance. The chief operating decision maker evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements.

      In the six months ended June 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001, substantially all revenues have been derived from operations in the United States.

     Recent Accounting Developments

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 provides guidance for determining whether and how to consolidate variable interest entities (“VIEs”). Variable interests

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are contractual, ownership or other interests in an entity that expose their holders to the risks and rewards of the VIE. Variable interests include equity investments, loans, leases, derivatives, guarantees and other instruments whose values change with changes in the VIE’s assets. Any of these instruments may require its holder to consolidate the VIE. FIN 46 requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all new VIEs created or acquired after January 31, 2003. For entities created before January 31, 2003, the provisions of FIN 46 were delayed until March 31, 2004. The adoption of this statement in the first quarter of 2004 had no impact on the Company’s consolidated financial position, results of operations or financial statement disclosures.

2.	Income Taxes

      Current state income tax expense was less than $1,000 for each of the three months ended June 30, 2004 and 2003 (unaudited) and for the six months ended June 30, 2004 and 2003 (unaudited). Federal income tax expense was $0 for each of the three months ended June 30, 2004 and 2003 (unaudited) and the six months ended June 30, 2004 and 2003 (unaudited). The Company’s effective tax rate differs from the statutory federal income tax rate of 35% as per the following table:

	Six months
	ended		Year Ended
	June 30,		December 31,

	2004	2003	2003	2002	2001

	(unaudited)
Provision on earnings at federal statutory tax rate	(35)%	(35)%	(35)%	(35)%	(35)%
State tax provision, net of federal tax effect	(6)%	(6)%	(6)%	(6)%	(6)%
Net operating loss limitation	—	—	—	—	—
Valuation allowance	41%	41%	41%	41%	41%

Total provision (benefit) for income taxes	—	—

      The components of the deferred income tax asset for the percents presented are as follows (amounts in thousands):

	As of June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(unaudited)
Deferred income tax assets (liabilities):
Net operating loss carry-forward	$12,460	$5,318	$7,810	$4,700	$4,558
Depreciation and amortization	847	1,354	1,388	1,873	2,304
Compensation accruals	2,446	30	994	35	26
Accruals and reserves	750	90	750	90	255
State taxes	(1,079)	(415)	(613)	(409)	(448)
Gain/loss on sale of assets	(607)	(607)	(607)	(607)	(184)
Excess capital loss over capital gain	605	605	605	605	204
Other	501	521	501	521	206

Total before valuation allowance	15,923	6,896	10,828	6,808	6,921
Less: Valuation allowance	(15,923)	(6,896)	(10,828)	(6,808)	(6,921)

Total deferred income tax asset	$—	$—	$—	$—	$—

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Due to the uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future tax returns, the Company has recorded a valuation allowance against its deferred tax assets. The valuation allowance increased by approximately $5,555,000 for the three months ended June 30, 2004 (unaudited), and approximately $5,095000 for the six months ended June 30, 2004 (unaudited).

      As of June 30, 2004 (unaudited), the Company had net operating loss carry-forwards of approximately $34 million, and $24 million available to reduce future federal and state taxable income, respectively, which expire beginning in the years 2018 through 2023 for federal and in 2004 through 2013 for state purposes. Under Section 382 of the Internal Revenue Code, the utilization of the net operating loss carry-forwards can be limited based on changes in the percentage of ownership of the Company.

3.	Acquisitions of Businesses

     SocialNet, Inc.

      In February, 2001, the Company acquired all of the outstanding shares of capital stock of SocialNet, Inc. in exchange for approximately three million shares of the Company’s ordinary stock. The acquisition was recorded under the purchase method of accounting which resulted in intangible assets, principally goodwill, in an amount approximating the total purchase price of $4,996,000. The Company made an assessment of the business environment, specifically the technology and Internet based markets and related businesses, and as a result, at December 31, 2001 the Company fully impaired the goodwill by recording an impairment charge of $3,997,000. The operating results of SocialNet, Inc. have been included as part of the consolidated results of operations of the Company from the effective date of the acquisition.

     Point Match

      On January 16, 2004, the Company acquired the assets of Point Match Ltd., an Israeli corporation, in exchange for cash of $6,290,000 of which $2,046,000 was placed in escrow in 2003. This transaction was recorded under the purchase method of accounting with $5,700,000 being allocated to goodwill, $430,000 to member databases, $130,000 to subscriber databases, and $30,000 to domain name.

      The following unaudited pro forma financial information presents the combined results of Matchnet plc and Point Match Ltd. as if the acquisition had occurred as of January 1, 2003, after applying certain adjustments (in thousands, except per share amounts):

	Year Ended	Six Months Ended
	December 31, 2003	June 30, 2004

Net revenues	$39,051	$30,948
Net income (loss)	$(12,176)	$(7,026)
Net income (loss) per share:
Basic and diluted	$(0.64)	$(0.33)

4.	Employee and Officer Advances

      The Company provided short-term advances to employees to facilitate the exercise of Company share options, in what was equivalent to a cashless exercise. The employees repay the advances immediately after they receive the proceeds from the sale of the shares purchased from the exercise of the Company share options. As of December 31, 2003 and 2002, the Company had advances receivable from employees of approximately $450,000 and $75,000, respectively.

      Advances to executives of $1,358,000 as of December 31, 2002 represent bonus advances under long-term guaranteed compensation arrangements, which were made to certain of the Company’s officers. During 2003, the Board of Directors declared that the guarantees were considered to have been earned during the year. As a result,

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the amounts were expensed in the accompanying consolidated statement of operations for the year ended December 31, 2003.

5.	Property and Equipment

      Property and equipment consists of the following (amounts in thousands):

	As of	As of December 31,
	June 30,
	2004	2003	2002

	(unaudited)
Computer equipment	$3,881	$2,960	$2,446
Computer software	6,558	4,009	2,531
Furniture, fixtures, and equipment	342	261	207
Leasehold improvements	322	292	265

	11,103	7,522	5,449
Less: Accumulated depreciation	(4,623)	(3,249)	(1,599)

	$6,480	$4,273	$3,850

      Depreciation expense for the six months ended June 30, 2004 and 2003 was $1,370,000 (unaudited) and $620,000 (unaudited), respectively, and for the years ended December 31, 2003, 2002 and 2001 was $1,441,000, $874,000 and $544,000, respectively.

      Computer equipment as of June 30, 2004 and December 31, 2003 includes $662,000 of assets purchased under capital leases.

6.	Goodwill and Other Intangible Assets

      Goodwill of $7,725,000 (unaudited) as of June 30, 2004 and $2,024,000 as of December 31, 2003 and 2002 is mainly related to the purchase of the PointMatch Ltd business in January 2004 and AmericanSingles and JDate businesses in 1999.

      Finite-lived intangible assets consist of purchased databases and technologies, and are amortized over the expected periods of benefits (three years for member databases, three months for subscriber databases and five years for technologies). Indefinite-lived intangible assets consist of purchased domain names and, in accordance with the provisions of SFAS No. 142, are not amortized. Intangible assets consists of the following at the following periods (amounts in thousands):

	At June 30,		At December 31,

	2004		2003		2002

	Gross	Accumulated	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

	(unaudited)
Member databases	$2,145	$1,486	$1,717	$1,247	$1,598	$855
Subscriber databases	115	115	—	—	—	—
Purchased technologies	757	689	757	563	757	400
Domain names	368	—	323	—	291	—

Total	$3,385	$2,290	$2,797	$1,810	$2,646	$1,255

      Amortization expense for finite-lived intangible assets for the six months ended June 30, 2004 and 2003 was $482,000 (unaudited) and $189,000 (unaudited), respectively, and for the years ended December 31, 2003, 2002

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and 2001 was $555,000, $524,000 and $490,000, respectively. Amortization expense for the next three years is estimated to be as follows (in thousands):

Year Ending December 31,	Amount

2004	$682,025
2005	$293,764
2006	$194,158

      In 2002, the Company sold certain domain names that were not in use. As a result of these sales, a gain of $400,000 was recorded in Interest (income) and other expenses, net in the accompanying consolidated statement of operations for the year ended December 31, 2002.

7.	Accrued Liabilities

      Accrued liabilities consist of the following:

	June 30,	December 31,

	2004	2003	2002

	(unaudited)
Loss Contingencies	$1,700	$1,700	$—
Advertising	2,585	1,406	692
Other Accrued Liabilities	4,031	1,449	860

Total	$8,316	$4,555	$1,552

8.	Obligations Under Capital Leases

      The Company leases certain office equipment under capital lease agreements effective through October 2005, providing for minimum lease payments as follows (amounts in thousands):

Obligations under capital leases during the years ending December 31
2004	$352
2005	167

519
Less: Interest component	(32)

Present value of minimum lease payments	487
Less: Current portion	(316)

Present value of minimum lease payments, net of current portion	$171

      The Company’s total payments under capital lease agreements were approximately $250,000 in 2003.

9.	Shareholders’ Equity

      In January 2004, the Company completed a private placement of its ordinary stock selling 600,000 shares to qualified investors, at approximately $6.17 per share, with net proceeds to the Company of approximately $3,700,000. The Company did not incur any significant costs in connection with the sale of these shares.

      In February 2004, certain shareholders of the Company sold ordinary stock to a major shareholder of the Company and in connection therewith, the purchasing major shareholder agreed not to purchase any additional

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ordinary stock or securities of the Company until the earlier of June 30, 2005, or the listing of the Company’s ordinary stock or securities on the Nasdaq National Market System, unless otherwise approved by the Company’s board of directors. The Company also agreed to grant the purchasing major shareholder registration and participation rights, as favorable as the Company may grant to any other party, in connection with the registration of the Company’s ordinary stock or other securities. In addition, the purchasing major shareholder agreed to deliver a proxy for 1.5 million shares to one of the selling shareholders in connection with voting rights at any shareholder meeting.

Warrants

      In 1999 and in connection with an offering of the Company’s ordinary stock, warrants were issued for approximately 800,000 ordinary stock at an exercise price of $1.05 per share. The Company may call the warrants, if for a period of twenty consecutive business days the shares have been traded at a price equal to not less than 125% of the exercise price. Warrants were exercised for 34,000 shares in 2003 and 608,848 shares in 2002, with net proceeds to the Company of approximately $35,000 in 2003 and $656,000 in 2002. As of June 30, 2004, warrants for 138,000 shares remain outstanding and exercisable through their expiration date of January 15, 2005.

      In July 2003, warrants were issued to consultants for the purchase of up to 1,000,000 shares of the company’s ordinary stock at an exercise price of $2.50 per share. Of these warrants, 500,000 vested immediately were exercisable and non-forfeitable, and 500,000 vest based on certain performance criteria and upon certain circumstances. The Company has treated these warrants as variable and accordingly recorded expenses in 2003 of approximately $1,577,000 resulting from this transaction and $1,568,000 in the six months ended June 30, 2004 (unaudited). This transaction also resulted in a deferred share compensation balance of approximately $1,519,000 and $1,485,000 (unaudited) at December 31, 2003 and June 30, 2004, respectively. On a quarterly basis, the Company is required to recognize an increase or decrease in compensation expense based on the then fair value of such warrants. The warrants expire in 2007.

Employee Share Option Scheme

      The Company has an Executive Share Option Scheme (the Plan), that provides for the granting of share options by the Board of Directors of the Company to employees, consultants, and employee directors. The exercise price of options granted under the Plan, are based on the estimated fair market value of the ordinary stock on the date of grant. Options granted under the Plan vest and terminate over various periods as defined by each option grant and in accordance with the terms of the Plan. The Plan terminates in April 2010, and restricts shares to be issued to a maximum of 17,000,000 shares, with approximately 4,066,540 (unaudited) shares available for future grants as of June 30, 2004.

      In July 2003, options were issued to consultants for the purchase of up to 225,000 shares of the company’s ordinary stock at an exercise price of $2.07 per share. The company has treated these options as variable and accordingly recorded expenses in 2003 of approximately $219,000 resulting from this transaction and $602,000 (unaudited) in the six months ended June 30, 2004. This transaction also resulted in a deferred share compensation balance of approximately $767,000 and $856,000 (unaudited) at December 31, 2003 and June 30, 2004, respectively. On a quarterly basis, the Company is required to recognize an increase or decrease in compensation expense based on the then fair value of such options. The options expire in 2007.

      In July of 2003 and April of 2004, loans were made to employees for the exercise of 100,000 and 15,000 options respectively. The loans were deemed a “synthetic” repricing under EITF 00-23 “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44” and resulted in variable accounting. The Company recorded expenses in 2003 of approximately $75,000 resulting from these transactions and $231,000 (unaudited) in the six months ended June 30, 2004. These transactions also resulted in a deferred share compensation balance of approximately $286,000 and $366,000 (unaudited) at

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and June 30, 2004, respectively. On a quarterly basis, the Company will be required to continuously recognize an increase or decrease in compensation expense based on the fair value of such options. Company is required to recognize an increase or decrease in compensation expense based on the fair value of such options.

      Information relating to outstanding share options is as follows:

		Weighted
		Average
	Number of Shares	Price Per Share

	(in thousands)
Outstanding at December 31, 2000	2,345	$4.57
Granted	3,460	$1.35
Exercised	(100)	$0.89
Cancelled	(1,000)	$3.19

Outstanding at December 31, 2001	4,705	$2.58
Granted	6,043	$2.11
Exercised	(160)	$0.99
Cancelled	(65)	$1.56

Outstanding at December 31, 2002	10,523	$2.34
Granted	1,367	$2.41
Exercised	(816)	$1.39
Cancelled	(765)	$3.33

Outstanding at December 31, 2003	10,309	$2.35
Granted	1,721	$7.08
Exercised	(2,896)	$3.20
Cancelled	(191)	$4.26

Outstanding at June 30, 2004 (unaudited)	8,943	$2.86

      Most options are priced in foreign currency, weighted average share calculations are impacted by foreign exchange fluctuations.

      The following summarizes information relating to share options outstanding and exercisable at June 30, 2004. On March 27, 2004 a change of control triggered the immediate vesting of certain options. (amounts in thousands, except price per share data (unaudited)):

June 30, 2004	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
Range of	Number	Average	Average	Number	Average
Exercise Prices	of Shares	Remaining Life	Exercise Price	of Shares	Exercise Price

$2.04 to $10.19	2,921	3	$5.08	536	$3.38
$2.02	4,085	2	$2.02	4,085	$2.02
$.89 to $1.87	1,937	1	$1.27	1,897	$1.26

	8,943			6,518

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following summarizes information relating to share options outstanding and exercisable at December 31, 2003.

Dec 31, 2003	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
Range of	Number	Average	Average	Number	Average
Exercise Prices	of Shares	Remaining Life	Exercise Price	of Shares	Exercise Price

$2.28 to $7.50	1,020	2	$6.50	910	$6.83
$1.40 to $2.27	6,914	3	$2.11	200	$2.16
$0.89 to $1.39	2,375	2	$1.26	2,340	$1.26

	10,309			3,450

10.	Employee Benefit Plan

      The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all full-time employees, and providing for matching contributions by the Company, as defined in the plan. Participants in the plan may direct the investment of their personal accounts to a choice of mutual funds consisting of various portfolios of stocks, bonds, or cash instruments. Contributions made by the Company to the plan for the six months ended June 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001 were approximately $90,000, $50,000, $110,000, $88,000, and $68,000, respectively.

11.	Commitments and Contingencies

Operating Leases

      The Company leases its office facilities under operating lease agreements effective through March 2007, providing for annual minimum lease payments as follows (amounts in thousands):

Year Ending
2004 (includes amounts paid for the six months ended June 30, 2004)	$572
2005	617
2006	493
2007	85

Total	$1,767

      The Company recognized rent expense under operating leases of $367,000, $214,000, $444,000, $229,000, and $188,000 for the six months ended June 30, 2004 and 2003 (unaudited) and for the years ended December 31, in 2003, 2002, and 2001, respectively.

Litigation

      Commencing on July 13, 2001, LiveWorld, Inc. filed a complaint in the Santa Clara County Superior Court in the state of California naming the defendants the Company and SocialNet, Inc. In February 2001, the Company purchased the outstanding shares of SocialNet pursuant to a share exchange agreement. The plaintiff generally contends that the Company assumed the obligations of SocialNet that arose under a letter agreement to purchase from the plaintiff approximately $1,500,000 of services over a three-year period, that the Company failed to purchase the services, induced SocialNet to breach its agreement with the plaintiff, that the Company fraudulently induced the plaintiff to sell its SocialNet shares and that SocialNet fraudulently transferred its assets to the Company. The complaint, as amended, currently alleges breach of contract, breach of implied covenant of good faith and fair dealing, quantum meruit, fraud, intentional interference with contract and fraudulent transfers. In its second amended complaint, the plaintiff seeks compensatory damages in the approximate amount of $1,000,000

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

plus interest together with punitive damages. In July 2002, the Company filed a cross-complaint for declaratory relief and rescission and in November 2002 the Company filed a demurrer on the interference with contract claim, which was overruled. In September 2003, the Company moved for summary judgment, which was denied. The court has scheduled a settlement conference and trial date for October 2004. The Company believes the plaintiff’s complaints as to the Company are without merit and will defend against them vigorously in this matter. No assurance can be given, however, that this matter will be resolved in the Company’s favor.

      On August 10, 2001, Comdisco, Inc. filed a complaint in the Santa Clara County Superior Court in the state of California naming as defendants the Company, SocialNet and various officers and directors of SocialNet and the Company. The plaintiff’s complaint includes allegations that SocialNet defaulted on its financing arrangements with the plaintiff and that as a result of the Company’s purchase of the SocialNet stock, that SocialNet merged with the Company, that certain assets were fraudulently transferred to the Company, that the Company assumed SocialNet’s obligations and that the various officers and directors unduly benefited from the alleged merger. The plaintiff’s complaint, as amended, alleges actions that include breach of written contract, anticipatory repudiation, intentional interference with contract, recovery of equipment with damages, fraudulent transfer, constructive trust, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, conspiracy to fraudulently transfer assets and conspiracy to breach fiduciary duty. In its third amended complaint, the plaintiff seeks compensatory damages, interest, and attorneys fees in the amount of approximately $4,000,000, punitive damages, avoidance of allegedly fraudulent transfers, possession of collateral, and other non-monetary damages. The Company has filed answers to the plaintiffs amended complaints. In December 2003, the court denied the plaintiff’s application for a writ of attachment. All of the parties have filed motions for summary judgment. The court has scheduled a settlement conference and a jury trial for September 2004. The Company believes the plaintiff’s complaints as to the Company are without merit and will defend against them vigorously in this matter. No assurance can be given, however, that this matter will be resolved in the Company’s favor.

      On June 21, 2002, Tatyana Fertelmeyster filed a purported class action lawsuit against the Company in the Circuit Court of Cook County, Illinois. The Company has filed several motions to dismiss, some of which were granted, and the plaintiff has filed amended complaints. The complaint, as amended, includes allegation of violation of the Illinois Dating Referral Services Act by not including contract provisions that allow members to rescind within three days and allowing reimbursement of a portion of the contract price if the member dies during the term of the contract and unjust enrichment. In her third amended complaint, plaintiff seeks certification of a class, an award of aggregated actual damages of members of the class in an amount according to proof, and attorneys fees and costs. The amount of damages requested by plaintiff are not quantified in the third amended complaint. The plaintiff has filed a motion for class certification, which the court has granted. The purported class includes all of our members in Illinois for the five years preceding the filing of the action. The Company has filed a motion for summary judgment.

      In Jason Adelman v. MatchNet plc, Los Angeles Superior Court Case No. BC 306167, plaintiff Adelman sued the Company based on its alleged violation of California Civil Code section 1694 et seq. which regulates businesses that provide dating services. California Civil Code section 1694 et seq. requires dating services contracts to contain a three day rescission, language limiting liability in the event of death during the term of the contract, and a provision allowing a member to cancel in the event of disability or relocation. Adelman asserts causes of action against MatchNet for (1) violation of Civil Code section 1694 et seq., (2) Fraudulent and Deceptive Business Practices, (3) Representative Action Based Upon Fraudulent and Deceptive Business Practices, (4) Breach of Contract, (5) Restitution Based Upon Unjust Enrichment, (6) Declaratory Relief, and (7) Money Had and Received. The case Huebner v. InterActiveCorp., L.A.S.C. Case No. BC 305875 involves a similar action brought against Match.com and has been ruled related to the Adelman case. However, the two cases have not been consolidated. Adelman and Huebner each seek to certify a nationwide class action based on their complaints. Because the cases are class actions, they have been assigned to the Complex Court. The Company’s main defenses to the action are (1) that the Company does not sell “dating service contracts” as that term is defined in the section 1694 et seq., and is, therefore, not subject to the provisions of the act, and

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Adelman has suffered no damages and is, therefore, unable to sustain a claim against the Company. A status conference was held on May 11, 2004, at which time the Court ordered the parties to mediation. Discovery and Motions are stayed pending the mediation. Although the Company has a demurrer on file, that demurrer will not be heard until the stay is lifted. In the Complaint, Plaintiff seeks certification of a class, an award of cost and attorneys fees, treble damages, in an amount according to proof, plus interest. The amount of compensatory damages sought by Plaintiff is not quantified in the Complaint. In addition, Plaintiff requests the disgorgement of “ill-gotten gains” into a fluid recovery fund but the amount of such gains, if any, is not quantified by Plaintiff.

      On September 12, 2002, Lili Grossman filed a purported class action lawsuit against the Company in the Supreme Court in the State of New York. In December 2002, the Company’s motion to dismiss was granted and the plaintiff is appealing the decision. The purported class action includes similar claims as the Illinois action, such as violation of the New York Dating Services Act and the Consumer Fraud Act, unjust enrichment and money had and received. In plaintiff’s complaint, which as indicated above, has already been dismissed by the Supreme Court of New York, plaintiff requests an order certifying a class, an award of actual damages of members of the plaintiff’s class, which are not quantified, punitive damages and reasonable attorneys fees and costs.

      The Company and its subsidiaries have additional existing legal claims and may encounter future legal claims in the normal course of business. In the opinion of the Company, the resolution of the existing legal claims are not expected to have a material impact on the Company’s financial position or results of operations. The Company believes it has accrued appropriate amounts where necessary in connection with the above litigation.

12.	Related Party Transactions

      Pursuant to existing compensation arrangements, MatchNet made advances to executive employees of approximately $1,400,000 representing payments under guaranteed compensation arrangements as of December 31, 2002. During 2003, the Board of Directors declared the guarantees to have been earned during the year and the receivable was charged against operating results. The executive officers who received advances were Joe Y. Shapira, who was our Chief Executive Officer as of December 31, 2003 and is currently our Executive Co-Chairman of the Board, and Alon Carmel, who was our President as of December 31, 2003 and is currently our Executive Co-Chairman of the Board, who were advanced approximately $700,000 each.

      In 2003, MatchNet entered into a verbal marketing arrangement with Remote Concepts LLC, an entity owned 32.5% by each of Joe Y. Shapira and Alon Carmel. Remote Concepts LLC has developed a table top wireless paging system for use by patrons at restaurants. Further to the verbal arrangement, MatchNet expensed $120,000 paid to Remote Concepts LLC for ad placement on these systems.

      Several relatives of each of Joe Y. Shapira and Alon Carmel, hold non-executive positions with MatchNet or MatchNet Israel.

13.	Subsequent Events (Unaudited)

      On June 30, 2004, the Board of Directors approved a Scheme of Arrangement whereby immediately prior to a closing of the sale of common stock to the public, all of the outstanding ordinary shares and global depository shares of MatchNet plc will be cancelled and exchanged for common shares of MatchNet, Inc. All holders of ordinary shares and global depository shares in MatchNet plc will become holders of common stock of MatchNet, Inc. in the same proportion in which they owned MatchNet plc immediately prior to the cancellation. MatchNet plc will become a wholly owned subsidiary of MatchNet, Inc.

      On June 18, 2004 the Board of Directors approved the creation of MatchNet, Inc. and filed a certificate of incorporation in the state of Delaware.

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      On June 30, 2004, the Board of Directors of MatchNet, Inc. authorized the filing of a registration statement with the United States Securities and Exchange Commission with respect to the sale of common stock of MatchNet, Inc. to the public.

MATCHNET PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Point Match Ltd. (An Israeli Corporation)

      We have audited the consolidated balance sheets of POINT MATCH LTD. (“the Company”) and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, statements of changes in shareholders’ equity (deficit) and consolidated statements of cash flows — for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003, and 2002 and the consolidated results of its operations, changes in shareholders’ equity (deficit) and cash flows — for each of the three years in the period ended December 31, 2003 — in nominal values, in accordance with generally accepted accounting principles in Israel. Such Israeli accounting principles, as applicable to these financial statements, differ in certain respects from accounting principles generally accepted in the United States as described in Note 11 to these financial statements.

/s/ Ziv Haft

Certified Public Accountants (Isr.)
BDO member firm
Tel-Aviv
July 29, 2004

POINT MATCH LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

		December 31,

	Notes	2003	2002

		(NIS)
		(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	3	336	263

FIXED ASSETS, NET	4	360	444

ASSETS RELATED TO DISCONTINUED OPERATIONS	9	6,523	4,249

		7,219	4,956

CURRENT LIABILITIES:
Credit from banks		371	394
Trade payables		84	58
Related party	5	257	214

		712	666

LONG-TERM LIABILITIES:
Convertible loan from related party	6	—	231

LIABILITIES RELATED TO DISCONTINUED OPERATIONS	9	7,173	1,848

LIENS AND COMMITMENTS	7
SHAREHOLDERS’ EQUITY (DEFICIT)	8	(666)	2,211

		7,219	4,956

/s/ Zion Madmon Zion Madmon C.E.O. and Board Member	/s/ Nadav Palti ------------------------------------------ Nadav Palti Chairman of the Board

Date: July 29, 2004

The accompanying notes are an integral part of the financial statements.

POINT MATCH LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,

	Notes	2003	2002	2001

		(NIS)
		(in thousands)
Revenues		823	279	—
Cost of revenues		691	279	—

Gross profit		132	—	—
Marketing and advertising expenses		222	88	—
General and administrative expenses		265	156	128

Operating loss		(355)	(244)	(128)
Financial (expenses) income, net		(151)	(69)	26

Loss before taxes on income		(506)	(313)	(102)
Income tax expenses		—	—	—

Loss from continuing operations		(506)	(313)	(102)
Loss from discontinued operations	9	(3,900)	(811)	(1,057)

Net loss		(4,406)	(1,124)	(1,159)

The accompanying notes are an integral part of the financial statements.

POINT MATCH LTD.

(An Israeli Corporation)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

			Translation
			Adjustments to
			Financial
			Statements of			Total
		Additional	Autonomous		Retained	Shareholder’s
	Share	Paid-in	Foreign Investee	Shares to	Earnings	Equity
	Capital	Capital(*)	Companies	be Issued	(deficit)	(deficit)

	(NIS)
	(in thousands)
Balance as at January 1, 2001	13	2,602	—	—	(642)	1,973
Changes during 2001:
Issuance of share capital	3	1,886	—	—	—	1,889
Shares to be issued (see Note 7B)	—	—	—	285	—	285
Net loss	—	—	—	—	(1,159)	(1,159)

Balance as at December 31, 2001	16	4,488	—	285	(1,801)	2,988
Changes during 2002:
Issuance of share capital	1	365	—	(366)	—	—
Shares to be issued (see Note 7B)	—	—	—	347	—	347
Net loss	—	—	—	—	(1,124)	(1,124)

Balance as at December 31, 2002	17	4,853	—	266	(2,925)	2,211
Changes during 2003:
Issuance of share capital	4	1,634	—	(266)	—	1,372
Adjustments resulting from translation of financial statements of subsidiary	—	—	157	—	—	157
Net loss	—	—	—	—	(4,406)	(4,406)

Balance as at December 31, 2003	21	6,487	157	—	(7,331)	(666)

(*)	Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

POINT MATCH LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2002	2001

	(NIS)
	(in thousands)
Cash flows from operating activities:
Net loss for the year	(4,406)	(1,124)	(1,159)
Adjustments required to present net cash used in operating activities (Appendix A)	4,331	1,237	1,066

Net cash provided by (used in) continuing operating activities	(75)	113	(93)
Net cash provided by (used in) discontinued operations	(319)	851	(357)

Net cash provided by (used in) operating activities	(394)	964	(450)

Cash flows from investing activities:
Net cash used in discontinued operations, net	(381)	(1,570)	(1,576)

Net cash used in investing activities	(381)	(1,570)	(1,576)

Cash flows from financing activities:
Short-term credit from banks and others	(23)	394	(2)
Loan from related party	—	—	200
Issuance of share capital (net of issuance costs)	890	—	1,889

Net cash provided by continuing financing activities	867	394	2,087

Net cash provided by financing activities	867	394	2,087

Translation adjustments in respect of cash balance in foreign subsidiaries operating independently	(19)	—	—

Increase in cash and cash equivalents from continuing operations	792	507	1,994
Decrease in cash and cash equivalents from discontinued operations	(700)	(719)	(1,933)
Cash and cash equivalents at beginning of year	263	475	414

Cash and cash equivalents at end of year	336	263	475

The accompanying notes are an integral part of the financial statements.

POINT MATCH LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A—Adjustments required to present net cash used in continuing operating activities:

	Year Ended December 31,

	2003	2002	2001

	NIS
	(in thousands)
Income and expenses not involving cash flows:
Loss from discontinued operations	3,900	811	1,057
Depreciation	349	325	—
Erosion of value of long-term loans and accrued interest	13	31	2

	4,262	1,167	1,059

Changes in assets and liabilities:
Increase in trade payables	26	58	—
Increase in related party	43	12	7

	69	70	7

Total	4,331	1,237	1,066

Appendix B—Non-cash transactions:

	Year Ended
	December 31,

	2003	2002	2001

	NIS
	(in thousands)
Purchase of other assets against trade payables	—	418	—

Conversion of related party loan to share capital	244	—	—

The accompanying notes are an integral part of the financial statements.

POINT MATCH LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix C—Supplemental Cash Flows Information:

	Year Ended
	December 31,

	2003	2002	2001

	NIS
	(in thousands)
Interest	74	24	4

Income tax	9	8	8

The accompanying notes are an integral part of the financial statements.

POINT MATCH LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General:

      A.        Point Match Ltd. (hereinafter—the “Company”) was incorporated on December 21, 1999 as a company engaged in the management and operation of an Internet personal services, whereby single individuals are able to post information about themselves (“profile”) on the Company Web sites and search and contact other individuals who have posted profiles. The Company commenced operations in February 2000. The site’s business model is based on the sale of subscriptions, advertising space and other sundries. The address of the site is www.cupid.co.il.

      Commencing in 2001, the Company operates similar sites in the U.S. (www.jcupid.com and www.cupidusa.com), through its wholly owned (100%) U.S. subsidiary, Point Match USA, Inc.

      B.      In November 2003, the Company signed an agreement with Matchnet (Israel) Ltd. for the sale of certain assets in the field of providing Internet personal services. The closing of the agreement was in January 2004. The assets are a database and trademarks, as defined in the agreement, which belong to the Company and its U.S. subsidiary. The said assets do not include any tangible assets, technology or end-user equipment nor do they include Cupid U.S.A. The consideration paid was an amount of U.S.$5.7 million in respect of the assets in Israel and an amount of U.S.$0.5 million for the assets in the U.S.A.

      The consideration was received subsequent to the balance sheet date.

      As a result of the sale the Company recorded a gain at the amount of NIS 26,532 thousands in 2004.

      For tax purpose the sale was recorded in Israel in 2003. The Company recorded a liability to the Tax Authorities at the amount of NIS 5,371 thousands. Against the liability the Company recorded deferred tax asset due to the fact that the sale was recorded in the Company’s books only in 2004.

      C.     Accounting Principles:

      The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain aspects from those followed in the United States (“U.S. GAAP”), as described in Note 11.

Note 2—Significant Accounting Policies:

A.	Definitions:

      In these financial statements:

Company	Point Match Ltd.
Subsidiary	A company in which the Company has direct control and the financial statements of which are consolidated with those of the Company.
Index	The Consumer Price Index (“CPI”), as published by the Central Bureau of Statistics in Israel.
Related parties	As defined in the Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

B.	Historical cost:

      The financial statements were prepared on the basis of the historical cost convention. Information regarding the changes in the purchasing power of the Israeli currency, as required by pronouncements of the Institute of

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certified Public Accountants of Israel, has not been included in the financial statements since it was immaterial. Data regarding the Index and the exchange rates of the U.S. dollar (“dollar”) are presented below:

	December 31,

	2003	2002	2001

Index (in points)	99.4	101.31	95.13
Dollar (NIS per dollar)	4.379	4.737	4.416

	Percentage of Change
	For the Year Ended
	December 31,

	2003	2002	2001

Index	(1.89)	6.50	1.4
Dollar	(7.56)	7.27	9.28

C.	Principles of consolidation:

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary— Point Match USA Inc. Intercompany balances and transactions have been eliminated upon consolidation.

D.	Use of estimates:

      The preparation of the financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

E.	Cash equivalents

      Cash equivalents are unrestricted short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

F.	Provision for doubtful accounts:

      Provision for doubtful accounts is computed on a specific basis in respect of accounts the collection of which, in the opinion of the Company’s management, is in doubt.

G.	Investments:

      Investments in companies, in which the Company can exercise significant influence over operating and financial policy, are presented according to Israeli Accounting Standard No. 68, using the equity method of accounting.

H.	Fixed assets:

      Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method, at annual rates considered adequate to depreciate the assets over their estimated useful lives.

I.	Development costs:

      In accordance with the accounting treatment stipulated by SOP-98-1 and E.I.T.F 00/2, design and development costs of the interactive internet site which were incurred subsequent to the end of the initial development phase were capitalized to fixed assets. The costs incurred during the initial development phase and the costs of maintaining the site, which was ready for its designated use, were expensed when incurred. In 2003, the balance was written off since the major activity of the Company was sold and in view of the uncertainty in realization and utilization of this asset—see Note 1B.

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

J.	Revenue recognition:

      Revenues from sales of subscriptions are recognized in accordance with the length of the subscription period and collected monthly. Revenues from advertising services are recognized as services provided.

K.	Translation and adjustment of the financial statements of foreign investee companies—an autonomous unit:

      The financial statements of the subsidiary, whose functional currency is the U.S. dollar (“dollar”), have been prepared in dollars, and are included in the consolidated financial statements by the closing rate method, as defined in Interpretation 8 of Opinion 36 of the Institute of the Certified Public Accountants in Israel, whereby all financial statement items are translated to NIS at the exchange rate prevailing on the date of the financial statements. Translation adjustments arising from the aforesaid are carried to “translation adjustments” in shareholders’ equity. For the years ended 2001 and 2002 transaction adjustments were immaterial and charged to finance expenses.

L.	Deferred income taxes:

      The Company accounts for taxes on income by the liability method of accounting for taxes on income.

      1. Deferred taxes are computed in respect of temporary differences between the amounts included in these financial statements and those to be considered for tax purposes.

      2. The Company has not recorded deferred income taxes for the realization of investments in a subsidiary or in affiliates that management intends to retain, or if the realization is expected to result in a capital loss. Similarly, deferred income taxes have not been provided for future taxable dividend distributions from a subsidiary, since it is not expected to result in an additional tax liability (see also Note 9.B.3.(f)).

      3. The Company does not provide deferred income taxes when the utilization of the losses for tax purposes is uncertain, due to a history of losses.

M.	Effect of recently issued Accounting Pronouncements:

      1. In October 2001, the Israel Accounting Standards Board published Standard No. 12 on the discontinuation of the adjustment of financial statements. In accordance with this Standard, the adjustment of financial statements will cease beginning January 1, 2003. In December 2002, the IASB published Standard No. 17, which defers the application of Standard No. 12 to January 1, 2004. Until December 31, 2003, the Company will continue to prepare historical financial statements. The Company did not include in its financial statements a note presenting adjusted balance sheets and an adjusted statements of changes in shareholders’ equity nor did it present details of the manner in which the amounts contained in the financial statements were computed, as required by Standard No. 12. The impact of standard No. 12 on the Company’s financial statements is immaterial.

      2. In October 2001, the Israeli Accounting Standards Board published Accounting Standard No. 13, The Effect of Changes in Foreign Exchange Rates. The Standard deals with the translation of foreign currency transactions and translation of financial statements of foreign entities to be incorporated into the financial statements of the reporting enterprise. Furthermore, the Standard establishes rules for defining and accounting for foreign operations integral to the operations of the reporting enterprise and for independently-operating foreign entities.

      Standard No. 13 replaces the provisions in Interpretation No. 8 and Interpretation No. 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel. Standard No. 13 will be effective for financial statements beginning with January 1, 2004, as a result of the deferral of its application by Accounting Standard 17, Deferral of the Date of Discontinuing Adjusting Financial Statements for Inflation and Deferral of the Effective Date of

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Israel Accounting Standard No. 13, The Effects of Changes in Foreign Exchange Rates. The Company will adopt Standard No. 13 prospectively.

N.	Initial implementation of accounting pronouncements:

      Accounting Standard No. 15 of the Israeli Accounting Standards Board, Impairment of Assets, which was published in January 2003 and which is effective for financial statements for periods beginning January 1, 2003 and thereafter, was initially applied by the Company in these financial statements. Accounting Standard No. 15 deals with the manner of measurement and presentation of the impairment of assets, including investees and excluding assets outside the scope of the Standard. The Standard provides, inter alia, that the test for establishing and measuring impairment is a comparison of the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of the net selling price of the asset and its value in use. Furthermore, the Standard specifies the signs indicating impairment of an asset, and the disclosures required when impairment has occurred.

      The Company has implemented the Accounting Standard No. 15 prospectively and wrote down in 2003 capitalized development costs at the amount of NIS 1,885 thousands.

Note 3—	Cash and Cash Equivalents:

      Composition:

	December 31,

	2003	2002

	(NIS
	thousands)
In NIS
Cash on hand and in banks	—	8

In foreign currency
Cash in banks	313	227
Deposits	23	28

	336	255

Total	336	263

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Fixed Assets, Net:

      Composition:

		Office
		Furniture &
	Computers	Equipment	Total

	(NIS thousands)
Cost:
As of January 1, 2003	1,019	123	1,142
Additions	102	163	265

As of December 31, 2003	1,121	286	1,407

Accumulated depreciation:
As of January 1, 2003	679	19	698
Additions	264	85	349

As of December 31, 2003	943	104	1,047

Undepreciated balance as of December 31, 2003	178	182	360

Undepreciated balance as of December 31, 2002	340	104	444

Rate of depreciation (%)	33	6-10

Note 5—	Related Party:

      Company controlled by one of the shareholders.

      The account is unlinked and does not bear interest. Subsequent to the balance sheet date the account was fully paid.

Note 6—	Convertible Loan From Related Party:

      The loan was granted from one of the shareholders.

      The loan is linked to the Index and bears interest at a rate of Prime + 1.5%. The interest was accumulated and was not paid to the shareholder. In December 2003, the loan was converted into 54,842 shares.

Note 7—	Liens and Commitments:

A.	The Company placed a fixed lien in favor of the bank on all of its funds, payments, and rights currently due or due in the future from credit card companies.

B.	During 2001 the Company entered into an agreement with “Yedi’ot Aharonot (hereinafter — “Yedi’ot”) (an Israeli daily newspaper) whereby the Company will advertise the Point Match websites on and off the Yedi’ot Group’s websites.

Until December 2003 the Company allotted Yedi’ot 144 thousands shares in respect to the said agreement.

Advertising services rendered during the years 2001 and 2002 were reported in the income statement, against “shares to be issued”. The advertising services were recorded at the fair value of advertising prices at Yedi’ot Group’s websites (see also Note 8.A.2).

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Shareholders’ Equity:

A.	Share capital authorized, issued and outstanding:

	December 31,		December 31,		December 31,

	2003	2003	2002	2002	2001	2001

		Issued and		Issued and		Issued and
	Authorized	Outstanding	Authorized	Outstanding	Authorized	Outstanding

	NIS		NIS		NIS

Ordinary shares NIS 0.01 par value each	38,100	20,686	38,100	16,936	38,100	16,330
Number of shares	3,810,000	2,068,660	3,810,000	1,693,656	3,810,000	1,632,905

1. During 2001, the Company issued 18% of its share capital to Mapal Communications Ltd. (hereinafter—“Mapal”) in return for an amount of NIS 1,700 thousand. As of December 31, 2003, Mapal holds 29.2% of the share capital of the Company.

2. During the years 2002 and 2003, the Company issued 143,994 ordinary shares, par value NIS 0.01 each, to the “Yediot Acharonot” Group for advertising services at the amount of NIS 870 thousands, as described below (see also Note 7B):

a) In 2002—60,751 shares for advertising services at the amount of NIS 366 thousands.

b) In 2003—83,243 shares for advertising services at the amount of NIS 504 thousands.

3. During 2003, the Company issued 375,004 ordinary shares, par value NIS 0.01 each for an amount of NIS 1,634 thousands as described below:

a) 54,842 shares to a shareholder for conversion of a loan at the amount of NIS 244 thousands (see also Note 6).

b) 83,243 shares to “Yediot Acharonot” for advertising services at the amount of NIS 503 thousands (see paragraph 2 above).

c) 177,689 shares to shareholders for an amount of NIS 659 thousands.

d) 59,230 shares were sold to employees for an amount of NIS 228 thousands.

B.	Dividend declared subsequent to the balance sheet date:

      In February 2004 and July 2004, the Company declared and paid dividends of NIS 12,500 thousands and NIS 600 thousands, respectively.

Note 9—Discontinued Operations:

A.	In November 2003, the Company signed an agreement with Matchnet (Israel) Ltd. For the sale of certain assets in the field of providing Internet personal services. The closing of the agreement was in January 2004. The assets are a database and trademarks, as defined in the agreement, which belong to the Company and its U.S. subsidiary. The said assets do not include any tangible assets, technology or end-user equipment nor do they include cupid U.S.A.

The consideration paid was an amount of U.S. $5.7 million in respect of the assets in Israel and an amount of U.S. $0.5 million for the assets in the U.S.A.

As a result of the above-mentioned sale, the Company ceased its operation in this business.

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The discontinuance of operations involved:

1. Termination of all employees whose time was substantially devoted to this business.

2. Disposal of the equipment that could not be used elsewhere.

      The operations and cash flows of this business have been separated from the other operations of the Company as a result of this sale.

      The assets and liabilities allocated to the discontinued operations were presented in separate items, following “fixed assets, net” and after “long-term liabilities”, in accordance with Israeli Accounting Standard 8, Discontinued Operations. In the consolidated statements of operations, the loss from discontinued operations is presented as a separate line item

      The results of operations and cash flows of the discontinued business for 2001 and 2002 have been reclassified in the consolidated statements of operations and in the related consolidated statements of cash flows as discontinued operations. The assets and liabilities that related to discontinued business at 2002 have been reclassified in the consolidated balance sheets as discontinued operations.

      The results of operations, including revenues and operating expenses of the continuing operations, are associated with cupid U.S.A. Overhead expenses and financial expenses were not allocated to discontinued operations.

B.	Information on the discontinued operations is provided below:

1. Assets of discontinued operations:

	December 31,

	2003	2002

	(NIS thousands)
Trade receivable(a)	659	738
Other accounts receivable(b)	5,721	127
Fixed assets, net	143	2,911
Other assets, net(c)	—	473

Total assets allocated to the discontinued operations	6,523	4,249

(a) Composition:

	December 31,

	2003	2002

	(NIS
	thousands)
Trade accounts receivable	140	282
Credit card companies	455	427
Notes receivable	64	29

Total	659	738

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Composition:

	December 31,

	2003	2002

	(NIS
	thousands)
Government departments	—	25
Prepaid expenses	235	72
Deferred taxes (see Note 9B3(f) and Note 1B)	5,456	—
Others	30	30

Total	5,721	127

(c) During October 2002, the Company signed an agreement for the purchase of a database, whereby it purchased an up-to-date database of English-speaking members. According to the agreement, commencing in December 2002, the Company will pay an amount of U.S.$100 thousand in nine monthly installments. The expected useful life of the database is 12 months and it will be used by the U.S. subsidiary.

2.	Liabilities of discontinued operations:

	December 31,

	2003	2002

	(NIS thousands)
Trade payables(a)	834	1,452
Other accounts payables(b)	6,330	389
Severance pay, net	9	7

Total liabilities allocated to the discontinued operations	7,173	1,848

(a) Composition:

	December 31,

	2003	2002

	(NIS
	thousands)
Trade accounts payable	337	1,005
Notes payable	482	299
Accrued expenses	15	148

Total	834	1,452

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Composition:

	December 31,

	2003	2002

	(NIS
	thousands)
Employees and other wage and salary related liabilities	691	300
Income Tax payable (see Note 1B)	5,371	—
Government departments	255	89
Others	13	—

Total	6,330	389

3. Business results:

	Year Ended December 31,

	2003	2002	2001

	(NIS thousands)
Revenues(a)	9,571	7,705	3,890
Cost of revenues(b)	8,379	5,274	2,035
Development expenses, net(c)	—	—	—
Marketing and advertising expenses	1,973	1,688	1,686
General and administrative expenses(d)	1,268	1,554	1,226

Operating loss	(2,049)	(811)	(1,057)
Other expenses(e)	1,885	—	—

Loss before taxes on income	(3,934)	(811)	(1,057)
Income tax benefits(f)	(34)	—	—

Net loss	(3,900)	(811)	(1,057)

(a) Composition:

	Year Ended December 31,

	2003	2002	2001

	(NIS thousands)
Revenues from sales of subscriptions	8,803	7,040	3,374
Revenues from advertising services	768	665	516

Total	9,571	7,705	3,890

Sales of subscriptions in the U.S.	2,833	2,411	534

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Composition:

	Year Ended December 31,

	2003	2002	2001

	(NIS thousands)
Wage and related expenses	4,833	2,614	730
Depreciation and amortization	1,809	1,110	828
Site operation and maintenance	1,451	1,406	311
Others	286	144	166

Total	8,379	5,274	2,035

(c) Composition:

	Year Ended December 31,

	2003	2002	2001

	(NIS thousands)
Research and development expenses	—	1,168	1,455
Capitalized to fixed assets	—	(1,168)	(1,455)

Total	—	—	—

(d) Composition:

	Year Ended December 31,

	2003	2002	2001

	(NIS thousands)
Wage and related expenses	429	472	467
Management fees to related party	227	212	222
Travel abroad	—	83	81
Professional services	34	123	94
Others	578	664	362

Total	1,268	1,554	1,226

(e) Composition:

	Year Ended December 31,

	2003	2002	2001

	(NIS thousands)
Write down of capitalized development costs	1,885	—	—

Total	1,885	—	—

      As a result of the business sale the Company wrote down its investment in the website’s platform development because there is uncertainty regarding its fair value.

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f) 1) Income tax benefits included in statements of operations:

	Year Ended December 31,

	2003	2002	2001

	(NIS thousands)
Current taxes in Israel	5,422	—	—
Deferred taxes in Israel	(5,456)	—	—

Total	(34)	—	—

2) Deferred taxes:

a. Composition:

		Provision for
	Temporary	Vacation
	Differences*	Pay	Total

	(NIS thousands)
Balance at January 1, 2003	—	—	—
Changes in 2003:
Change included in statements of operation	5,422	34	5,456

Balance at December 31, 2003	5,422	34	5,456

Deferred taxes were computed at a tax rate of 36%.

*	Gain from sale of certain assets (see note 1B), which were recorded for tax purposes in 2003 and reflected in the financial statements in 2004.

b. Presentation in balance sheets:

	2003	2002

	(NIS thousands)
Stated in current assets of discontinued operations	5,456	—

Total included in balance sheets	5,456	—

3) Measurement of taxable income under the Income Tax (Inflationary Adjustments Law, 1985):

The Company is subject to the Income Tax Law (Inflationary Adjustments)—1985, which instituted measurement of expenses for income tax purposes on a “real” basis. The adjustments required by this law are designed to adjust results of operations for income tax purposes in nominal values to the shekel of the end of the year (on the basis of changes in the Index).

4) Income tax assessment:

The Company has final tax assessments up to and including the 2003 tax year. Overseas subsidiary has not been assessed for income tax purpose since incorporation.

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5) A reconciliation between the theoretical tax expenses, assuming all income is taxable at he statutory rates (36%) applicable in Israel and the actual tax expenses, is as follows:

	Year Ended December 31,

	2003	2002	2001

	(NIS thousands)
Loss before taxes on income	(4,440)	(1,124)	(1,159)

Theoretical tax expenses (benefits)	(1,598)	(405)	(417)
Carryforwards losses and other temporary differences, for which deferred taxes were not provided, net	—	386	395
Losses for which deferred taxes were provided	1,546	—	—
Non-deductible expenses	18	19	22

Taxes on income in statements of Operations *	(34)	—	—

Effective tax rate (%)	0.8	—	—

*	All income taxes are domestic.

6) Tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The Company’s management cannot estimate at present whether the reform will have an effect on the Company’s future results of operations.

Note 10—Transactions with Related Parties:

      Composition:

	Year Ended
	December 31,

	2003	2002	2001

	(NIS thousands)
Salaries to shareholders	535	618	490

Management fees paid to a related company	284	236	247

Note 11—Effect of Material Differences Between Israeli GAAP and U.S. GAAP:

      The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain respects from those followed in the United States (“U.S. GAAP”), as described below. These differences have no significant effect on the net loss of the Company.

A. Accrued severance pay:

According to Israeli GAAP, accrued severance pay is included in the balance sheet net, and income earned on funded amounts is deducted from the severance pay.

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

According to U.S. GAAP, accrued severance pay is included in the balance sheets at the total liability amount and at total amounts funded through provident fund and insurance policies. Income earned on the funded provision is added to funded severance pay.

The difference between the two methods described above is immaterial with respect to the consolidated financial statements of the Company.

B. Impairment of long-lived assets:

According to U.S. GAAP, the Company’s long-lived assets are reviewed for impairment in accordance with SFAS 144 “Accounting for the Impairment for Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

According to Israeli GAAP, Accounting Standard No. 15, “Impairment of Assets”, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

There was no impairment loss due to either Israeli GAAP or U.S. GAAP, except of write down of capitalized development costs in 2003 at the amount of NIS 1,885 thousands (see Note 9.B.3(e)).

C. Treatment of deferred income taxes:

Under U.S. GAAP, deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Under Israeli GAAP, deferred tax assets are not recognized when it is not probable that the deferred tax assets will be realized.

As of December 31, 2002, all deferred tax assets under U.S. GAAP were fully reduced by a valuation allowance and therefore there is no effect of the difference between Israeli GAAP and U.S. GAAP. In 2003, a deferred tax asset was recorded against a tax liability (see also Note 1B).

A valuation allowance has been recorded against the deferred tax assets as follows:

	December 31,

	2003	2002

	(NIS thousands)
Temporary differences	5,456	50
Net operating loss carry forward	—	1,070

	5,456	1,120
Valuation allowance	—	(1,120)

Net deferred tax assets	5,456	—

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2002, the valuation allowance increased by NIS 637 thousands. The Company incurred substantial tax losses, and therefore the Company’s management could not determine that it is more likely than not that the deferred tax asset relating to net operating losses will be realized. There was no effect of those differences between Israeli GAAP and US GAAP on the balance sheets and on the statements of operations.

D. Comprehensive income:

Under Israeli GAAP, these specific income components are recorded in the Company’s statement of operations or as part of the additional paid-in capital, as applicable for the relevant income component. Under U.S. SFAS 130, “Reporting Comprehensive Income” the Company should include and display specific income component as comprehensive income as part of the shareholders equity.

E. Translation and adjustment of the financial statements of foreign investee companies—an autonomous unit:

Under Israeli GAAP the financial statements of the subsidiary, whose functional currency is the U.S. dollar (“dollar”), have been prepared in dollars, and are included in the consolidated financial statements by the closing rate method, as defined in Interpretation 8 of Opinion 36 of the Institute of the Certified Public Accountants in Israel, whereby all financial statement items are translated to NIS at the exchange rate prevailing on the date of the financial statements. Translation adjustments arising from the aforesaid are carried to “translation adjustments” in shareholders’ equity.

Under U.S. GAAP, the financial statements of the subsidiary whose functional currency is the dollar, transactions and balances have been translated under the principles prescribed in Statement of Financial Accounting Standards (“SFAS”) No. 52 of the Financial Accounting Standards Board (“FASB”). Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at appropriately weighted average exchange rates. Differences resulting from such translation are presented as a separate component of shareholder’s equity under the caption “Accumulated Other Comprehensive Income”.

The difference between the two methods described above is immaterial with respect to the consolidated financial statements of the Company.

F. Recently issued accounting pronouncements:

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”, and revised the Interpretation in December 2003. FIN 46(R) requires an investor with the majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. Development-stage entities that have sufficient equity invested to finance the activities in which they are currently engaged and entities that are businesses, as defined in the Interpretation, are not considered VIEs. The provisions of FIN 46(R) were effective immediately for arrangements entered into with new VIEs created after December 31, 2003. The consolidation requirements apply to all entities in the first annual period beginning after December 15, 2004. As of December 31, 2003, the Company does not expect the adoption of FIN 46(R) to have a material impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity” which establishes standards for how an issuer of

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company’s financial position or result of operations.

G. The effect of the material differences between Israeli GAAP and U.S. GAPP of the aforementioned items on the financial statements, is as follows:

On comprehensive income:

	Year Ended
	December 31,

	2003	2002

	(NIS thousands)
Net loss according to U.S. GAAP	(4,406)	(1,124)
Other comprehensive income:
Adjustments resulting from translation of financial statements of subsidiary	157	—

Comprehensive loss	(4,249)	(1,124)

Changes in comprehensive income accounts for the period:

Adjustments Resulting
from Translation of
Financial Results of
Investees

(NIS thousands)
Balance as of January 1, 2003	—
Changes during 2003	157

Balance as of December 31, 2003	157

H. Discontinued operations:

Under U.S. GAAP (FAS 144—“Accounting for the Impairment or Disposal of Long-Lived Assets”), long-lived assets classified as held for sale shall be presented separately in the balance sheet. The assets and liabilities of a disposal group classified as held for sale shall be presented separately in the asset and liability sections, respectively in the balance sheet. Those assets and liabilities shall not be offset and presented as a single amount.

Under Israeli GAAP (Standard no. 8—“Discontinued Operations”), the total amounts of all the assets and liabilities allocated to discontinued operations shall be presented separately in the balance sheet, in a single amount of assets in a different line after “Other assets” and in a single amount for liabilities in a different line after “Long-term liabilities” (see Note 9 for the effect of this difference on individual line items in the balance sheet).

POINT MATCH LTD.
(An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—	Events Occurring Subsequent to the Balance Sheet Date:

A. As to Dividends declared after the balance sheet date see note 8B.

B. In July 2004, the company signed an addendum asset purchase agreements with Matchnet (Israel) Ltd. From November 2003.

According to the addendum the Company sold all of its rights, title and interest in trademarks and service marks associated with the brand name “Cupidon” in Israel including all goodwill.

The goodwill related to the Company’s share of the business of dating via cellular phones in Israel and to the business of dating via Interactive Voice Response in Israel.

The consideration paid was in amount of US $260,000.

                                     shares

Common stock

Prospectus

JPMorgan

Piper Jaffray

CIBC World Markets

Pacific Crest Securities

                      , 2004

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                       , 2004, all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee		$12,670
NASD filing fee		$10,500
Nasdaq National Market listing fee	$	*
Printing and engraving costs	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Blue Sky fees and expenses	$	*
Directors and officers insurance	$	*
Transfer agent and registrar fees	$	*
Miscellaneous expenses	$	*

Total	$	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

      The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

      In addition, the registrant has entered into separate indemnification agreements with its directors and executive officers which require the registrant, among other things, to indemnify them against expenses, judgments, fines, settlements, and other amounts and certain liabilities (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, which may arise by reason of their status as directors or executive officers. This indemnification obligation is conditioned on such person to have acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

      The registrant maintains a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

      These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

      The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities

      As we are a recently incorporated entity, there were no sales of our securities during the past three fiscal years other than the issuance of one share of common stock in June 2004.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of Registrant
3	.2*	Amended and Restated Bylaws of Registrant
4	.1*	Specimen common stock certificate
5	.1*	Opinion of Kirkpatrick & Lockhart LLP
10.1		Lease dated September 1, 2000 between Arden Realty Limited Partnership and MatchNet plc regarding 8383 Wilshire Boulevard
10	.1(a)	First Amendment to Lease, dated September 5, 2000
10	.1(b)	Second Amendment to Lease, dated January 16, 2003
10	.1(c)	Third Amendment to Lease, dated October 30, 2003
10	.1(d)	Fourth Amendment to Lease, dated May 14, 2004
10	.2*	2004 Stock Incentive Plan
10	.3*	Share Option Scheme
10.4		Asset Purchase Agreement, dated November 27, 2003, between MatchNet plc and Point Match USA, Inc.
10	.4(a)*	First Amendment to Asset Purchase Agreement, January 7, 2004, between MatchNet plc and Point Match USA, Inc.
10.5		Asset Purchase Agreement, dated November 27, 2003, between MatchNet (Israel) Ltd. and Point Match Ltd.
10	.5(a)	First Amendment to Asset Purchase Agreement, dated January 7, 2004, between MatchNet (Israel) Ltd. and Point Match Ltd.
10	.6*	Warrant, dated August 14, 2003, issued to Europlay Capital Advisors LLC
10	.7*	Form of Warrant to be issued to former warrant holders of MatchNet plc
10	.8*	Form of Executive Officer and Director Indemnification Agreement
10.9		Offer Letter, dated February 13, 2004, between MatchNet plc and Todd Tappin
10.10		Appointment Letter, dated March 15, 2004, between MatchNet plc and David Siminoff
10.11		Offer Letter, dated June 9, 2004, between MatchNet plc and Jessica Pezzullo
10.12		Offer Letter, dated April 2, 2004, between MatchNet plc and Ken Ross
10	.12(a)*	Amendment dated July 29, 2004 to Offer Letter between MatchNet plc and Ken Ross
10.13		Executive Employment Agreement, dated July 16, 2004, between MatchNet plc and Steven Cramer
16.1		Letter re: Change in Certifying Accountant
21	.1*	List of subsidiaries
23.1		Consent of Ernst & Young
23.2		Consent of Ziv Haft
23.3		Consent of Kirkpatrick & Lockhart LLP (contained in exhibit 5.1)
24.1		Power of attorney (included on signature page of Registration Statement)

*	To be filed by amendment.

     (b) Financial Statement Schedules

      Schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the consolidated financial statements or the related notes.

Item 17. Undertakings

      (a) The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in denominations as required by the underwriters and registered in names as required by the underwriters to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, State of California, on August 4, 2004

MatchNet, Inc.

/s/ TODD TAPPIN

Todd Tappin
Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Todd Tappin as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement filed pursuant to Rule 462 (b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ TODD TAPPIN Todd Tappin	Chief Executive Officer (Principal Executive Officer)	August 4, 2004

/s/ JOE SHAPIRA Joe Shapira	Executive Co-Chairman of the Board	August 4, 2004

/s/ ALON CARMEL Alon Carmel	Executive Co-Chairman of the Board	August 4, 2004

/s/ BRIAN CLARKE Brian Clarke	Director of Finance (Principal Financial and Accounting Officer)	August 4, 2004

/s/ DAVID SIMINOFF David Siminoff	Director	August 4, 2004

INDEX TO EXHIBITS

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of Registrant
3	.2*	Amended and Restated Bylaws of Registrant
4	.1*	Specimen common stock certificate
5	.1*	Opinion of Kirkpatrick & Lockhart LLP
10.1		Lease dated September 1, 2000 between Arden Realty Limited Partnership and MatchNet plc regarding 8383 Wilshire Boulevard
10	.1(a)	First Amendment to Lease, dated September 5, 2000
10	.1(b)	Second Amendment to Lease, dated January 16, 2003
10	.1(c)	Third Amendment to Lease, dated October 30, 2003
10	.1(d)	Fourth Amendment to Lease, dated May 14, 2004
10	.2*	2004 Stock Incentive Plan
10	.3*	Share Option Scheme
10.4		Asset Purchase Agreement, dated November 27, 2003, between MatchNet plc and Point Match USA, Inc.
10	.4(a)*	First Amendment to Asset Purchase Agreement, January 7, 2004, between MatchNet plc and Point Match USA, Inc.
10.5		Asset Purchase Agreement, dated November 27, 2003, between MatchNet (Israel) Ltd. and Point Match Ltd.
10	.5(a)	First Amendment to Asset Purchase Agreement, dated January 7, 2004, between MatchNet (Israel) Ltd. and Point Match Ltd.
10	.6*	Warrant, dated August 14, 2003, issued to Europlay Capital Advisors LLC
10	.7*	Form of Warrant to be issued to former warrant holders of MatchNet plc
10	.8*	Form of Executive Officer and Director Indemnification Agreement
10.9		Offer Letter, dated February 13, 2004, between MatchNet plc and Todd Tappin
10.10		Appointment Letter, dated March 15, 2004, between MatchNet plc and David Siminoff
10.11		Offer Letter, dated June 9, 2004, between MatchNet plc and Jessica Pezzullo
10.12		Offer Letter, dated April 2, 2004, between MatchNet plc and Ken Ross
10	.12(a)*	Amendment dated July 29, 2004 to Offer Letter between MatchNet plc and Ken Ross
10.13		Executive Employment Agreement, dated July 16, 2004, between MatchNet plc and Steven Cramer
16.1		Letter re: Change in Certifying Accountant
21	.1*	List of subsidiaries
23.1		Consent of Ernst & Young
23.2		Consent of Ziv Haft
23.3		Consent of Kirkpatrick & Lockhart LLP (contained in exhibit 5.1)
24.1		Power of attorney (included on signature page of Registration Statement)

*	To be filed by amendment.